LEADING THE WAY

SLG + NYC

SL GREEN REALTY CORP.
2025 ANNUAL REPORT

NEW YORK CITY
LEADING THE WAY

New York City is the most important market in the world. In 2025, it reaffirmed its standing as the clear leader in business, talent, and capital. No other city matches its combination of economic power, cultural relevance, and long-term resilience. Against that backdrop, SL Green delivered a year that reflected both the strength of our platform and the strength of this market. We executed, we advanced our strategy, and we continued to outperform where it matters most. SL Green is built for New York City, and New York City is only getting better.



Marc Holliday
Chairman & Chief Executive Officer

DEAR SHAREHOLDERS

New York City is a market that rewards strong conviction. In 2025, while the broader macroeconomic landscape presented a complex set of challenges—from shifting capital markets to evolving work patterns —our portfolio didn't just endure, it excelled.

2025 was truly an inflection point for SL Green—and we delivered strong operating results and balance sheet improvement through selective sales, joint ventures and refinancings.

Our market-leading performance was a testament to our strategic focus on top-tier assets and disciplined management.

As we look to 2026, the "flight to quality" amongst our userbase and investment marketplace is no longer a trend, it is our tailwind that should carry the portfolio back to 95% occupancy by year-end, and enable us to reduce our indebtedness by $1.2 billion.

With New York's enduring status as the world's premier commercial property market, the Company is well-positioned to capitalize on the opportunities presented to us by the imbalance in the market—a lack of new office supply and high demand for transit-oriented properties with high levels of amenitization.

2025 WAS TRULY AN INFLECTION POINT FOR SL GREEN—AND WE DELIVERED STRONG OPERATING RESULTS AND BALANCE SHEET IMPROVEMENT THROUGH SELECTIVE SALES, JOINT VENTURES AND REFINANCINGS.

Operating a portfolio of irreplaceable assets in a "moated" city like New York provides our Company with a structural advantage, as high barriers to entry and a chronic scarcity of new supply insulate valuations from market volatility.

In the face of a long list of perceived threats to our business and our city—AI, a new mayoral administration, high interest rates, hybrid work—two things have remained remarkably constant.

First, New York is the location of choice for young, highly-educated global talent, and the leading companies that employ them. Rumors of the city's demise seem to come along every few years, but no place is more resilient because it remains the best city in the world to live and work. In fact, New York City ranked as the #1 talent hub for 2025 graduates,[1] with 1 in 9 college graduates[1] coming to the Big Apple to begin their adult lives and careers.

1 Source: JLL Research



One Madison Avenue

SL GREEN'S UNIQUE PLATFORM AND TAILORED PORTFOLIO ARE IN HIGH DEMAND FROM GLOBAL INVESTORS, INSTITUTIONAL OWNERS AND SOPHISTICATED CREDIT TENANTS.

And second, SL Green's unique platform and tailored portfolio are in high demand from global investors, institutional owners and sophisticated credit tenants.

In good markets and bad, our team consistently outperforms the competition and leads the way when it comes to innovation, hospitality, and creative design—SL Green simply outworks our peers to the advantage of our shareholders.

We started the year with ambitious objectives, and over the past 12 months, much of what we envisioned last year came to fruition.

Companies expanded, vacancies declined, credit markets improved, rents moved higher, and leasing concessions have begun to moderate as demand for the limited supply of quality office space intensified.

And for operators like us with liquidity, credibility and conviction, it was a year filled with great opportunity.

We capitalized on that window again by hitting our leasing goals, closing our first-ever discretionary debt fund, and leading the investment market with opportunistic, high-quality transactions on both the acquisition and disposition sides.

Simply put, in every controllable area, SL Green performed. Success in 2025 came across every aspect of our business, as we achieved the majority of our goals for the year. Here's what we accomplished last year and how we intend to attack our business plan in 2026:

LEASING

In 2025, we leased nearly 2.6-million-square-feet, a remarkable feat following a 3.6-million-square-foot year in 2024, yet again crushing our 2.0-million-square-foot stretch goal. Along the way, we reached 93.3% leased at One Madison Avenue, exceeding our 90% target en route to the 100% leased announcement in March of 2026.

The result at year-end was a Manhattan portfolio leased occupancy of 93.0%, another very significant milestone in our march back to our historic averages of above 95% occupancy in 2026.

Equally impressive and important is that this success has continued into 2026 with the single biggest first quarter in the 28-year history of this Company. We signed 51 leases in the first quarter of 2026, totaling 929,000 square feet, with a mark-to-market that was 16.1% higher than previous fully escalated rents on the same spaces.

And, when it comes to the Midtown Manhattan office market, all signals point to leasing momentum continuing in the recently completed record first quarter of 2026:

→ Manhattan leased 12.9 MSF, highest quarter since 4Q19
  → FIRE represented 45% of activity, led by Bank of America, The Carlyle Group and JP Morgan
  → Midtown leased 8.8 MSF (21.5% year-over-year increase), 67.9% of all activity
  → Midtown recorded nine of the thirteen leases greater than 100,000 SF signed in Q1
→ Total available space declined to 12.7%, its lowest point since 2Q20
→ Trophy Assets continue to outperform the overall market
  → Direct availability decreased to 3.4% (down 30bps since 4Q26)
  → Requirements for trophy space grew 2.1 MSF to 7.8 MSF, significantly exceeding availability (1.8 MSF)
→ Midtown trophy base taking and net effective rents both continued to rise in 2026
  → 2026 YTD Base Taking Rent: $180 PSF (11.8% increase year-over-year)
  → 2026 YTD Net Effective Rent: $155 PSF (15.1% increase year-over-year)[2]

This explains why, after leasing more than 1 million square feet of space in our portfolio year to date, we still have a pending leasing pipeline of 900,000 square feet of space, most of which we expect to consummate. And it's only April!

DEVELOPMENT

At its core, we lease premium space to sophisticated users, and right now demand far outstrips remaining supply after so many years of lease-up both in our portfolio and New York City at large, especially in East Midtown. As noted above, the vacancy rate for trophy buildings dropped to 3.4%,[2] which is essentially saying there is no space at all.

As a result, we are seeing continued escalation of rent levels for these buildings, and significant improvement in net effective rents, which greatly benefits our portfolio mostly centered in this area.

2 Source: Newmark Research

And I don't expect this situation to abate anytime soon as there is no end in sight to the supply crunch. There are zero new space deliveries in core East Midtown anticipated for the next three years![3] It is physically impossible for any other new construction to be delivered between now and the middle of 2029.

This presents us with one of the most favorable market dynamics that we've seen in quite some time and, therefore, we are proceeding at a very rapid pace on 346 Madison, our next great trophy office tower.

346 Madison Avenue: We closed on this very desirable and strategic development site in late 2025, meeting a significant goal for the year and paving the way for a worthy successor to the now iconic and fully-leased One Vanderbilt Avenue.

346 Madison is being thoughtfully designed to meet the needs of premier midsized tenants who are demanding world-class lifestyle amenities in the heart of East Midtown. We will do it in our signature, SL Green way, with an amazing package of amenities from fitness and wellness to a regenerative spa, 40,000 square feet of outdoor space, a beautiful new club space at the top of the building, and the high-design, Michelin-starred food and beverage programs that are now synonymous with this Company. And on the heels of our runaway success at La Tête d'Or, Jōji and Le Pavillon, we will soon reveal details of our next major restaurant slated for this building.

As we did at One Vanderbilt, we will be making substantial transit improvements as part of this project around the Grand Central submarket, where the bulk of our portfolio sits. This will be another major win for the public realm, improving the daily commute for millions of people and again showing that it's possible to invest in a way that supports our bottom line and the city that makes our business possible.

We will issue 100% Schematic Design on May 1st—just six months from acquisition—and proceed immediately into Design Development. We expect to be filing the project into ULURP, the City's land use approval process, by the end of this year.

750 Third Avenue: After leading the charge for critical legislation making office-to-residential conversions possible, we are again leading the way with one of the first and most impactful projects. We have already begun work, with a formal groundbreaking expected later this year, and intend to bring this exciting residential project to market in 2029.

750 Third Avenue will provide nearly 700 much-needed apartments to young professionals, and will also include affordable and workforce units. True to our ethos, all units will benefit from condo-like finishes and cutting-edge amenities, and superior hospitality services delivered by our excellent in-house hospitality team to ensure this will be the most desired apartment building in Midtown Manhattan.

With agreements in place with the few remaining tenants for full vacant possession of the building, we have now commenced execution of contracts for work for this $800 million project.

We are in the early stages of procurement, and so far, we are tracking on or below budget by successfully navigating tariffs and inflation.

RIGHT NOW DEMAND FAR OUTSTRIPS REMAINING SUPPLY AFTER SO MANY YEARS OF LEASE-UP BOTH IN OUR PORTFOLIO AND NEW YORK CITY AT LARGE, ESPECIALLY IN EAST MIDTOWN.



Rendering: 346 Madison Avenue

3   Source: Newmark Research



Rendering: 1515 Broadway

Work is far advanced on interior demolition, and in the coming months we hope to make announcements regarding the finalization of our debt and equity capital arrangements for the funding of this project.

1515 Broadway: The one place where we fell short in 2025 was in our pursuit of Caesars Palace Times Square. I could not be prouder of our proposal and the effort we put into advocating for it. We put our all into it and I still believe it was, by far, the best proposal for downstate gaming, but the odds were indeed stacked against all of the Manhattan proposals—none of which were ultimately approved.

We don't linger on our rare defeats, and we've already bounced back to work on a new concept that builds on the investment made for Caesars Palace Times Square to advance a new vision for 1515 Broadway that will achieve all of our goals for that building and for the district.

As we previewed at December's investor conference, we will be substituting the gaming portion for the innovative destination experiential space that we are known for, and that is being embraced by stakeholders in Times Square.

We envision a multi-use project with entertainment, music, live theater, hospitality, premier office space and, at the very top, a new SUMMIT Times Square to complement the success of SUMMIT One Vanderbilt. We are able to leverage the work we did on our casino proposal such that the redesign costs are limited—we are not beginning from a standing stop—and feel very far along in being able to design and program the building.

Our goal remains the same—to help secure Times Square's rightful, long-term place as New York's leading entertainment destination,

ideally located at the Crossroads of the World. Companies all over the globe are investing billions to create the kind of energy and concentration of experience that already exists in Times Square. We just need to harness and activate it with investment in innovative new concepts. 1515 Broadway will proudly re-anchor Times Square in a way that will benefit the community, small businesses, hotels, Broadway and commercial tenants in the area.

FEE REVENUE

With some of the strongest fundamentals we've ever seen, we are in great position to move forward with an asset and capital light program, by leveraging our most undervalued asset, our platform and our people.

Our goal over the next two to three years is to take advantage of this opportunity by greatly expanding our footprint and presence in asset management and other forms of third-party fee generation. We think we can double or triple that fee revenue over the next three to four years, and can do so without the concomitant capital costs always associated with increasing property NOI.

And we continue to pursue new and innovative sources of fee income: funds management, real estate asset management, third party JV income and special servicing.

Asset Management: Through our JV and funds effort, we've come to appreciate the high value that private markets put on our human resources, our systems, experience, knowledge and ability to manage assets effectively, which tends to be overlooked by public market investors who calculate the value of our Company as pure NAV (and with a large and inaccurate discount!). They are missing significant earnings potential this powerful machine can deliver.

We continue to grow an integrated platform focused on managing equity and credit assets for the benefit of third parties for asset value creation. This is a way to leverage our demonstrated track record in asset resolution and recovery, and unique ability to assume direct operational oversight in complex situations.

Debt Fund: In 2025, we closed our $1.3B opportunistic debt fund, surpassing the original $1.0 billion target with commitments from institutional investors across North America, Europe, Asia and the Middle East. Now, we are well advanced on putting this new managed capital to work targeting high quality assets in New York City, delivering flexible capital solutions to both borrowers and lenders. The Fund is being actively deployed into investments sourced through long-standing sponsor and lender relationships, and proprietary networks, once again taking advantage of the unique platform that exists here at SL Green, on behalf of our shareholders.

Special Servicing: In 2026, SL Green's rated Special Servicer— Green Loan Services LLC—became the nation's leading active SASB special servicer, driving new fee revenue and showing that our platform is both diversified and scalable across the country.

Institutional Equity Management: In 2025, we expanded our equity management platform, leveraging relationships across all of our businesses, to provide services to institutional investors that are not active direct real estate managers. We are now working on behalf of global banks, pension funds and traditional LPs to manage assets ranging from Times Square hotels to office buildings across the city. In 2026, we expect to broaden this business significantly, in New York and across the country.

DISPOSITION AND FINANCING PLANS

We are equally focused on advancing a series of initiatives that will further fortify our business:

→ A **$2.5 billion disposition plan** supports our asset-light approach, with proceeds paying down $1.2 billion in debt, not because we are overleveraged, but because it's the right balance to keep us nimble. This plan is off to a great start in the first quarter of 2026, with 7 Dey Street going into contract and 690 Madison Avenue closing.

  → Of course, we will continue to make targeted acquisitions where we see the opportunity to drive growth for our investors. For example, the 2025 acquisition of Park Avenue Tower was a fitting addition to our Park Avenue portfolio, well-leased at below-market rents, offering significant upside as vacancy in the Park Avenue corridor continues to trend below 6%.

→ Our **$7 billion financing plan** is also off to an incredible start, as we announced the refinancing of $2.0 billion of our $2.4 billion corporate credit facility in March 2026. This successful refinancing, extension and reduction of the cost of our debt reflects the prominence of the SL Green franchise in the bank lending market and our ongoing partnership with the world's highest quality financial institutions. Most importantly, it takes the largest maturity facing the Company off the map early and effectively, pushing maturity now more than five years into the future. We also announced a successful $1.65 billion refinancing of One Madison Avenue in March 2026, which brought us to more than $4.5 billion of financing and refinancing to date in 2026. The significant over-subscription of the transaction underscored the continued depth of liquidity available for high-quality office assets.

SUMMIT

In less than five years, SUMMIT One Vanderbilt has become one of New York City's most beloved attractions for visitors and residents alike, introducing a new way to experience the city that blends art, technology, architecture and thrill. We are now ready to take this unique experience to targeted cities around the world, providing another path to revenue gains and illustrating how SL Green's innovation plays on a global stage.

SUMMIT Paris: In 2025, we finalized detailed plans for SUMMIT Paris. At December's investor conference, our creative partner, Kenzo Digital, gave a sneak peek into the extraordinary experience we have planned for Tour Triangle when SUMMIT Paris opens in the summer of 2027.

SUMMIT Global Expansion: We expect to make significant progress this year in our effort to bring the joy and wonder of SUMMIT to additional cities around the world, and in 2025 we executed a letter of intent for what we believe is the perfect site in Tokyo, with more exciting announcements to come.

ADDRESSING PERCEIVED THREATS

I think it's important to address some of the false narratives and other perceived threats that have contributed to the illogical underpricing of our stock over the past year.

IN LESS THAN FIVE YEARS, SUMMIT ONE VANDERBILT HAS BECOME ONE OF NEW YORK CITY'S MOST BELOVED ATTRACTIONS FOR VISITORS AND RESIDENTS ALIKE, INTRODUCING A NEW WAY TO EXPERIENCE THE CITY THAT BLENDS ART, TECHNOLOGY, ARCHITECTURE AND THRILL.

Two false narratives brought headwinds to the market for all New York REITs last year—that a new mayoral administration would put the City's success at risk, and that the growth of AI would cripple the demand for office space.

Our most successful first quarter ever is the best response to these concerns, but I'd like to address them one by one.

While it is still very early days, the Mamdani administration has already shown promising signs that the day-to-day operations of the city—security, safety and sanitation—continue to be well-executed. Most importantly, as we said throughout the election, New York's appeal, its place as a global financial center, transcends political cycles.

I have every confidence that we will be able to find areas to partner with Mayor Mamdani, from housing and sustainability to affordability and promoting growing businesses and nonprofits.

We are in this together—the Mayor needs the private sector and we need him, to help him achieve his goals and ours, and to continue contributing to New York's upward trajectory.

When it comes to AI, technological change is a good thing—and we have embraced it. I believe that this is just the latest milestone in a long history of improvements that make society more efficient at converting labor into output, increase GDP per hour worked and have historically led to higher wages and living standards.

Instead of being fearful, our team is focused on how to harness this technology to make us a leader and a better company, improving our processes across construction efficiency and accuracy, legal document management, complex cashflow modeling, financial statement auditing and so many areas of our business.

Of course, there will be winners and losers—true of almost any big technological change—but I'm confident that New York will fall on the winning side. That's because we attract AI companies, traditional companies will be more productive and successful with AI, and high-quality office space in New York typically serves as a headquarters use with heavy emphasis on the job titles that won't be replaced by AI. These are typically roles in sales, marketing and service, steeped in relationships and thought leadership, functions that simply can't be done by machines.

But don't take my word for it. Look at the long-term decisions that the world's most sophisticated companies are making, right now. Already this year we've seen American Express and Bank of America make multi-decade investments in increasing their office space



Rendering: SUMMIT Paris

footprints here above 2.0 million square feet, each![4] They know what's coming, and they believe that their future will require more, not less, high-quality office space in New York City.

And in the meantime, AI has actually been great for business, with big leases signed in the first quarter with a number of AI companies, including Clay at 11 Madison and Harvey AI at One Madison.

Finally, we have also seen an intense focus over the past year on the cashflow of our Company, and for good reason: The record leasing we have achieved has come with a significant upfront cost.

The COVID-19 pandemic drove our occupancy down to 89.2%, a period when we also delivered and had to lease both One Vanderbilt and One Madison. Both of those trophy towers are now 100% leased, and we project that more than two-thirds of the portfolio will reach a weighted average leased occupancy of 98% this year.

During this extraordinary period, we have covered leasing capital through targeted dispositions and joint ventures, reduced debt and executed in capital markets. This is a temporary challenge that we have methodically addressed.

The good news is that we are now turning the corner. As we reach leasing occupancy of 95% and higher, these costs will drop dramatically—both because we have less space to lease and a much greater ability to drive net effective rents due to lack of availability in our portfolio and the broader Class A market. At the same time, we are sowing the seeds of our future success through new developments that are self-funded or capitalized in a way that doesn't require us to inject more capital.

We expect higher leasing-related capital costs to substantially moderate beginning in the second half of 2027 and, by 2028, we expect to be in a much better place from a cashflow perspective, with full dividend coverage.

A TEAM BUILT TO WIN

I've said it many times before, but it is more relevant than ever—SL Green's most valuable asset is not One Vanderbilt; it is our people and our platform.

It starts at the top with a leadership team that is long-tenured, deeply experienced and uniquely committed—and continues to get stronger.

In March 2026, I was proud to announce the promotion of Harrison Sitomer to President and CIO. When Andrew Mathias left the President's seat after 25 years, we didn't rush to find a permanent successor and, instead, took a measured approach to filling this very important position. That role is so central to this company that we needed someone who truly represents our culture, ethos and excellence, which is what distinguishes and defines who we are.

Harry is all of those things. His entire career has been at SL Green—he joined us as an intern straight out of college, put in his time as an analyst and very quickly rose through the ranks. But it's been in the challenges of the past few years—COVID, remote work, high interest rates, inflation, and other disruptions—that his grit and resilience have stood out, and it became clear that he exemplifies the dedication, tenacity and strength that define SL Green.

At the same time, we were thrilled that our CFO, Matt DiLiberto, and COO, Ed Piccinich, have each extended their employment agreements for another three years. There is a recognition throughout New York of the strength of the platform we've built here, the extraordinary skill and tenure of our entire leadership team, and the commitment of every member of this company in delivering every single day.

We have the best team in the business—and they delivered again in 2025. Our portfolio has never been better. New York City's economy is strong and resilient. Tenant demand for well-located, best-in-class office space is exceptionally strong and growing. And supply remains constrained in a way that can't be changed over the next few years.

Thank you for your partnership, your confidence, and your support throughout 2025. We look forward to another outstanding year together.

Marc Holliday
Chairman & Chief Executive Officer

4 Source: Newmark Research

CAPITAL OF GLOBAL FINANCE

GROSS METROPOLITAN PRODUCT BY CITY[1]



$'S IN TRILLIONS

$1.4 — NEW YORK CITY

$0.6 — LOS ANGELES (COUNTY)

$1.0 — HOUSTON

$0.6 — CHICAGO

$0.3 — SAN FRANCISCO



43

FORTUNE 500 COMPANIES ARE HEADQUARTERED IN NEW YORK CITY

The highest concentration of Fortune 500 company headquarters in the United States[2]



THE STOCK EXCHANGE[3]

The world's largest exchanges, the **New York Stock Exchange (NYSE)** and the **National Association of Securities Dealers Automated Quotations (NASDAQ),** are both located in NYC and represent:

>$80T

OF COMBINED TOTAL MARKET CAPITALIZATIONS

NYC FINANCIAL HIGHLIGHTS

$65.1B

Record Wall Street Securities Industry Profits[4]

$80.0B

Record City Tax Revenues in 2025[5]

160

UNICORN START-UPS IN NEW YORK (PRIVATE START-UPS VALUED AT OVER $1 BILLION IN 2026)[6]

With its deep talent pool, massive venture capital access, unparalleled industry diversity, and strategic city initiatives primarily driven by the New York City Economic Development Corporation (NYCEDC)—New York City is the second-largest start-up ecosystem in the world (Silicon Valley is #1).[7]

$31.1B

RAISED BY NEW YORK CITY VENTURE CAPITAL FIRMS IN 2025[8]

Note: All trademarks are property of their respective owners

NEW YORK CITY MEANS BUSINESS



THE LARGEST
CENTRAL BUSINESS DISTRICT
IN THE WORLD[9]

**MANHATTAN IS WHERE
COMPANIES OF
ALL SIZES CAN GROW.**

MILLIONS OF SQ. FT.

472	269	254	236	221	196	194
NEW YORK CITY	CHICAGO	LONDON	BERLIN	CENTRAL TOKYO	LOS ANGELES	PARIS

183K

SMALL BUSINESSES IN NYC[10]

48.2%

OF NEW YORK'S LABOR FORCE IS EMPLOYED BY SMALL BUSINESSES[11]



THE NATION'S LARGEST WORKFORCE IS RIGHT HERE[12]

4.5 NEW YORK CITY

1.6 CHICAGO

2.2 LOS ANGELES (COUNTY)

1.5 MIAMI

1.3 HOUSTON

MILLIONS OF PEOPLE

STRATEGIC CITY INITIATIVES

$80M

NYC FUTURE FUND— EXPANDING AFFORDABLE FINANCING FOR SMALL BUSINESSES

Assists with access to affordable financing for seasonal and growing small businesses, with a focus on better serving immigrant-, minority- and women-owned businesses.[13]

NYC BEST (BUSINESS EXPRESS SERVICE TEAM):

Guides owners through the city's rules, regulations, licensing, and permitting processes to help small business storefronts launch operations with limited delays.[14]

NYC FUNDS FINDER:

The City's first free funding marketplace connects local small businesses with financing options along with free 1-on-1 assistance to navigate funding options.[15]

NYC AI NEXUS:

This is the NYCDEC's initiative for accelerating AI innovation, led by C10 Labs and Plug and Play. It offers cohort-based accelerator programs designed to help AI companies grow and thrive in NYC and ultimately drive the equitable advancement and widespread adoption of Applied AI across NYC's world-leading industries.[16]

MOME (MAYOR'S OFFICE OF MEDIA AND ENTERTAINMENT):

Ensures film, television, theatre, music, and digital media industries continue to thrive and grow within New York City and plays a major role in keeping the city a leading global creative center.[17]

LIFESCI NYC:

A $1B+ initiative to establish New York City as the global leader in life sciences by focusing on talent development, strategic funding, infrastructure and space, and growing the city's biotech ecosystem.[18]

NEXT-GENERATION NEW YORKERS



New York City is the deepest and most geographically-concentrated talent hub across several industries (nearly equivalent to SF Bay Area and LA Metro combined) and it is **the top destination for international students and elite university graduates.**

WHY NEW YORK CITY?[19]

GRADUATE LOCATION FACTORS



Cost of living

Job availability and wages

Quality of life

Proximity to universities



NEW YORK RANKS AS THE #1 TALENT HUB FOR 2025 GRADUATES[19]

Rank	Market	Score
1	New York	100
2	San Francisco Bay Area (↑1)	93.2
3	Los Angeles (↓1)	93.1
4	Boston	90.9
5	Chicago	90.4

NOTE: Markets are defined at the Metropolitan Statistical Area (MSA) level—New York includes entire New York-Newark-Jersey City MSA, Los Angeles includes entire Los Angeles-Long Beach-Anaheim MSA; SF Bay Area includes San Francisco and San Jose MSAs.

1 IN 9 2025 GRADUATES COME TO NEW YORK.[19]

TALENT QUALITY DISTRIBUTION BY MARKET[19]

NUMBER OF 2025 GRADUATES



Legend:
- Ranked
- Top-Tier
- Elite

NOTE: University profiles determined by US News rankings: Elite = ranked in top 20 universities nationally; Top-Tier = ranked 21-100 nationally; Ranked = ranked 101-500 nationally.





OF THE 8.5 MILLION PEOPLE WHO CALL NEW YORK CITY HOME, 3.4 MILLION HAVE A BACHELOR'S DEGREE OR ABOVE.[20]

NEW YORK'S TOP GRADUATE HIRES[19]

Rank	Employer	2025 Hires
1	JP Morgan	1,153
2	Amazon	921
3	PwC	841
4	Goldman Sachs	730
5	EY	650
6	Bank of America	646
7	Citigroup	632
8	Morgan Stanley	626
9	Deloitte	594
10	KPMG	477
11	Bloomberg	362
12	Google LLC	362
13	Barclays	324
14	UBS	312
15	Wells Fargo	301

INDUSTRY COMPOSITION (2025)[19]



Finance **42%**

Accounting & Consulting **21%**

Technology **18%**

All Others **10%**

Life Science **5%**

Media **4%**

MEDIAN SALARIES[19]

$157,000	Technology
$105,000	Finance
$97,000	Law Firms
$93,000	Acct. & Consult.



ONLY IN NEW YORK



NEW YORKERS WALK UP TO 3X AS MUCH AS THE AVERAGE AMERICAN EACH DAY.[21]

DIVERSITY

700

LANGUAGES ARE SPOKEN IN NEW YORK CITY, MAKING IT THE MOST LINGUISTICALLY DIVERSE CITY IN THE WORLD.[22]

37%

OF NEW YORKERS WERE BORN OUTSIDE OF THE UNITED STATES.[23]



41

WAY
ONE WAY
BROADWAY
W 43 ST

BROADWAY THEATERS[24]

DINING OUT

72

MICHELIN STARRED RESTAURANTS ARE IN NYC—THE MOST MICHELIN STARS OF ANY U.S. CITY[25]

#1

FOOD & WINE’S TOP U.S. CITY FOR FOOD AND DRINK[26]



#1

2025 AMERICA'S BEST CITIES[27]

Leading the three overall indexes: Livability, Lovability, and Prosperity.

TRAVELERS' CHOICE AWARDS BEST OF THE BEST 2026[28]

#1



NYC TOP DESTINATION IN THE UNITED STATES

ASPIRATIONAL

NYC IS HOME TO:

123

Billionaires[29]

818

Centi-Millionaires[30]

384,500

Resident Millionaires[30]



ACCESSIBILITY[31]

The Metropolitan Transportation Authority (MTA) is North America's largest transportation network, serving across a 5,000-square-mile travel area, and it boasts the nation's largest bus fleet and more subway and commuter rail cars than all other U.S. transit systems combined.

ONE-OF-A-KIND OUTDOOR EXPERIENCES

THE HIGH LINE:

Featuring a dedicated, year-round, multimedia contemporary art program, rotating sculptures, murals, and performances.

LITTLE ISLAND:

The only structure of its kind in the world because of its specific engineering and "tulip" pot system.



CELEBRATING NEW YORK

400TH
NYC ANNIVERSARY[32]

Commemorating the city's founding with exhibitions and historical events throughout the year.

250TH
USA ANNIVERSARY/JULY 4TH[32]

New York City is celebrating the Nation's Semiquincentennial with numerous events including a July 3rd Times Square ball drop, Macy's Fireworks, and a Homecoming of Heroes parade.



SAIL 4TH 250[32]

A once-in-a-generation spectacle! As part of the 250th Anniversary Celebrations— this six-day maritime celebration featuring ships from over 30 countries making it **the largest-ever international flotilla of over 500 tall ships, naval vessels, and 15,000 sailors.**

100TH
ANNUAL MACY'S THANKSGIVING DAY PARADE[39]

Over **3M** spectators gather to watch *The World's Largest Inflatable Parade* according to Guinness World Records.[40]



BELMONT PARK[33]

THE NEW BELMONT PARK IS SCHEDULED TO REOPEN IN SEPTEMBER 2026 FOLLOWING A $500M REDEVELOPMENT.

The new five-story, fully modernized, year-round sports and entertainment venue will welcome the return of the Belmont Stakes in 2027 and will host the 2027 Breeders' Cup.



FIFA WORLD CUP[32]

THE WORLD WILL BE WATCHING!

Forty-eight teams from around the world will play in the premier international soccer tournament. One will win and become the top national team at MetLife stadium in July.

25TH ANNIVERSARY OF THE TRIBECA FESTIVAL[34]

Founded in 2001 to revitalize lower Manhattan, the event showcases storytelling in all its forms—from film, TV, music, audio storytelling, games, and XR (Extended Reality)—and ranks first worldwide in terms of audience attendance.

NEW YORK FASHION WEEK[35]

NYFW provides leading designers from around the world with an unrivaled global platform to showcase their collections bi-annually every February and September.

THE UNIVERSAL HIP HOP MUSEUM[36]

The Official Record of Hip Hop opens in the Bronx, the birthplace of the cultural movement Hip Hop.

THE TCS NEW YORK CITY MARATHON[37]

The world's largest marathon ever with **>59K total finishers—** representing **130 countries.**

U.S. OPEN[38]

The largest purse in tennis history **($90M in 2025)** is held at Arthur Ashe Stadium—the largest tennis stadium in the world by seating capacity.

14TH STREET

23RD STREET

34TH STREET

42ND STREET

50TH STREET

57TH STREET

59TH STREET

65TH STREET

SECOND AVENUE

THIRD AVENUE

LEXINGTON AVENUE

PARK AVENUE

MADISON AVENUE

FIFTH AVENUE

CENTRAL PA

14TH STREET

23RD STREET

35

43

31

34TH STREET

27

28

25

42ND STREET

34

22

50TH STREET

26

SIXTH AVENUE

SEVENTH AVENUE

EIGHTH AVENUE

19

57TH STREET

ARK SOUTH

CENTRAL PARK WEST

BROADWAY

NINTH AVENUE

TENTH AVENUE

66TH STREET

PROPERTY LISTING

	Properties (As of December 31, 2025)	Ownership Interest (%)	Submarket	Ownership	Square Feet [1]	% Leased [2]	% Occupied [3]
	OFFICE PROPERTIES						
1	One Madison Avenue	25.5	Park Avenue South	Fee Interest	1,385,484	93.3	79.9
2	One Vanderbilt Avenue	55.0	Grand Central	Fee Interest	1,657,198	100.0	100.0
3	10 East 53rd Street	100.0	Plaza District	Fee Interest	354,300	95.5	94.1
4	11 Madison Avenue	60.0	Park Avenue South	Fee Interest	2,314,000	93.0	93.0
5	65 East 55th Street (Park Avenue Tower) [4]	95.0	Park Avenue	Fee Interest	622,000	95.5	94.8
6	100 Church Street	100.0	Downtown	Fee Interest	1,047,500	93.5	93.1
7	100 Park Avenue	50.8	Grand Central South	Fee Interest	834,000	97.1	96.8
8	110 Greene Street	100.0	Soho	Fee Interest	223,600	94.7	92.7
9	125 Park Avenue	100.0	Grand Central	Fee Interest	604,245	99.2	98.0
10	220 East 42nd Street	51.0	Grand Central	Fee Interest	1,135,000	94.0	93.5
11	245 Park Avenue	50.1	Park Avenue	Fee Interest	1,782,793	97.8	94.8
12	280 Park Avenue	50.0	Park Avenue	Fee Interest	1,219,158	94.2	90.5
13	304 Park Avenue South	100.0	Midtown South	Fee Interest	215,000	91.9	91.9
14	420 Lexington Ave (Graybar)	100.0	Grand Central North	Leasehold Interest	1,188,000	92.8	90.5
15	450 Park Avenue	25.1	Park Avenue	Fee Interest	337,000	93.9	90.7
16	461 Fifth Avenue	100.0	Midtown	Fee Interest	200,000	90.2	85.0
17	485 Lexington Avenue	100.0	Grand Central North	Fee Interest	921,000	79.7	77.8
18	500 Park Avenue	100.0	Park Avenue	Fee Interest	201,411	90.7	90.7
19	555 West 57th Street	100.0	Midtown West	Fee Interest	941,000	77.2	77.2
20	711 Third Avenue	100.0 [5]	Grand Central North	Leasehold Interest [5]	524,000	77.0	70.8
21	800 Third Avenue	100.0	Grand Central North	Fee Interest	526,000	90.0	84.3
22	810 Seventh Avenue	100.0	Times Square	Fee Interest	692,000	89.2	87.2
23	885 Third Avenue	100.0	Midtown / Plaza District	Fee / Leasehold Interest	218,796	84.5	81.5
24	919 Third Avenue	51.0	Grand Central North	Fee Interest	1,454,000	99.8	95.5
25	1185 Avenue of the Americas	100.0	Rockefeller Center	Leasehold Interest	1,062,000	89.0	74.5
26	1350 Avenue of the Americas	100.0	Rockefeller Center	Fee Interest	562,000	80.7	75.5
27	1515 Broadway	56.9	Times Square	Fee Interest	1,750,000	99.7	99.7
28	Worldwide Plaza [6]	25.0	Westside	Fee Interest	2,048,725	61.9	61.9
	SUBTOTAL				**26,020,210**		
	RETAIL PROPERTIES						
29	11 West 34th Street [6]	30.0	Herald Square / Penn Station	Fee Interest	17,150	100.0	100.0
30	115 Spring Street [6]	51.0	Soho	Fee Interest	5,218	100.0	100.0
31	315 West 33rd Street - The Olivia	100.0	Penn Station	Fee Interest	270,132	82.4	82.4
32	650 Fifth Avenue [6]	50.0	Plaza District	Leasehold Interest	69,214	100.0	100.0
33	760 Madison Avenue	100.0	Plaza District	Fee Interest	22,648	100.0	100.0
34	1552 Broadway / 1560 Broadway Signage	50.0	Times Square	Fee / Leasehold Interest	12,719	100.0	100.0
	SUBTOTAL				**397,081**		
	DEVELOPMENT / REDEVELOPMENT						
35	2 Herald Square [6]	95.0	Herald Square	Leasehold Interest	369,000	34.5	34.5
36	3 Landmark Square	100.0	Stamford, Connecticut	Fee Interest	130,000	7.4	7.4
37	19 East 65th Street	100.0	Plaza District	Fee Interest	14,639	-	-
38	185 Broadway	100.0	Lower Manhattan	Fee Interest	50,206	34.5	34.5
39	346 Madison Avenue	100.0	Grand Central	Fee Interest	275,138	40.4	40.4
40	750 Third Avenue	100.0	Grand Central North	Fee Interest	780,000	4.8	4.8
	SUBTOTAL				**1,618,983**		
	RESIDENTIAL PROPERTIES						
41	7 Dey Street [7]	100.0	Lower Manhattan	Fee Interest	140,382	99.5	98.6
42	15 Beekman Street	20.0	Downtown	Leasehold Interest	221,884	100.0	100.0
43	315 West 33rd Street - The Olivia	100.0	Penn Station	Fee Interest	222,855	96.4	92.2
	SUBTOTAL				**585,121**		
	NEW YORK CITY GRAND TOTAL				**28,621,395**		
	SUBURBAN PORTFOLIO						
	Landmark Square	100.0	Stamford, Connecticut	Fee Interest	732,800	79.4	79.0
	SUBURBAN GRAND TOTAL				**732,800**		
	TOTAL PORTFOLIO				**29,354,195**		

1 Represents the rentable square footage at the time the property was acquired.
2 Calculated based on the square footage leased under executed leases as of the reporting date, regardless of whether the leases have commenced or the tenants have taken possession.
3 Calculated based on the square footage for which lease terms have commenced per the underlying lease. For GAAP purposes, revenue may not yet be recognized for certain commenced leases as of the reporting date.
4 The Company closed on the acquisition of this property in January 2026.
5 The Company owns 50% of the fee interest.
6 Alternative Strategy Portfolio property.
7 The property is subject to a contract of sale that is expected to close in the second quarter of 2026.
690 Madison Avenue is not shown on the map as it was sold during the first quarter of 2026.
610 Park Avenue is not shown on the map as it was acquired during the first quarter of 2026.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SL Green Realty Corp., which is referred to as SL Green or the Company, a Maryland corporation, and SL Green Operating Partnership, L.P., which is referred to as SLGOP or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Company is a self-managed real estate investment trust, or REIT, engaged in the ownership, management, operation, acquisition, development, redevelopment, repositioning and financing of commercial real estate properties, principally office properties, located in the New York metropolitan area, principally Manhattan. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in Item 8 of this Annual Report on Form 10-K. A discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 is included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 18, 2025, together with the amendment to such report filed with the SEC on April 17, 2025, and is incorporated by reference into this Annual Report on Form 10-K.

For descriptions of significant leasing, investing and financing activities in 2025, refer to "Part I, Item 1. Business - Highlights from 2025."

Highlights from 2025

Our significant achievements from 2025 included:

Leasing

- Signed 199 Manhattan office leases covering 2,568,551 square feet.

- Increased same-store Manhattan office occupancy to 93.0%, inclusive of leases signed but not yet commenced, as compared to 92.5% as of December 31, 2024.

- Early renewal and expansion with Newmark & Company Real Estate for 144,418 square feet at 125 Park Avenue.

- New lease with Harvey AI Corporation for 96,781 square feet at One Madison Avenue.

- Expansion lease with IBM for 92,663 square feet at One Madison Avenue.

- New expansion lease with a financial services company for 92,663 square feet at One Madison Avenue.

- New lease with Pinterest, Inc. for 82,812 square feet at Eleven Madison Avenue.

- New lease with Moroccan Oil for 68,965 square feet at 1185 Avenue of the Americas.

- New expansion lease with New York State Office of General Services for 66,106 square feet at 919 Third Avenue.

- New lease with Sigma Computing, Inc. for 64,077 square feet at One Madison Avenue.

Acquisitions

- Closed on the acquisition of 346 Madison Avenue and the adjacent site at 11 East 44th Street for $160.0 million.

- Closed on the acquisition of 500 Park Avenue for $127.0 million, financed with a new, five-year, $80.0 million mortgage, with a floating rate of 2.40% over Term SOFR, which the Company fixed to 6.57% through February 2028.

- Closed on the acquisition of our partner's 49.9% interest in 100 Park Avenue for total consideration of $14.9 million.

- Closed on the acquisition of our partners' combined 39.5% interest in 800 Third Avenue for total consideration of $5.1 million.

Dispositions

- Closed on the sale of a 5.0% interest in One Vanderbilt Avenue to Mori Building Co., Ltd. at a gross asset valuation of $4.7 billion. The transaction generated proceeds to the Company of $86.6 million.

- Closed on the sale of a 49.0% joint venture interest in 100 Park Avenue at a gross asset valuation of $425.0 million. The Company retained a 50.8% interest in the property. The transaction generated proceeds to the Company of $34.9 million.

- Closed on the sale of six Giorgio Armani Residences at 760 Madison Avenue. The transactions generated net proceeds to the Company of $93.3 million.

- Together with our joint venture partner, closed on the sale of 85 Fifth Avenue at a gross asset valuation of $46.8 million. The transaction generated net proceeds to the Company of $3.2 million.

Finance

- Together with our joint venture partner, completed a $1.4 billion, five-year, fixed-rate refinancing of 11 Madison Avenue. The mortgage carries a stated coupon of 5.625%, which the Company hedged to an effective rate of 5.592% for its portion.

- An affiliate of the Company and a joint venture partner extinguished the debt encumbering 1552-1560 Broadway, which resulted in the Company recording a net gain on discounted debt extinguishment of $57.2 million.

- Closed on a modification and extension of the mortgage on 100 Park Avenue. The modification extended the final maturity date to January 2029, inclusive of all available extension options, at a floating rate of 2.42% over Term SOFR, which the Company hedged to a fixed rate of 5.73% through the initial maturity date in January 2028

- Closed on a modification and extension of the mortgage on 800 Third Avenue. The modification extended the final maturity date to June 2031, inclusive of all available extension options. The floating interest rate was maintained at 1.70% over Term SOFR, which the Company hedged to a fixed rate of 5.03% from February 2026 through the initial maturity date in February 2029.

- Closed on a modification and extension of the mortgage on 100 Church Street. The modification included a paydown of the principal balance by $5.0 million to $365.0 million and extended the final maturity date to June 2028, inclusive of extension options. The interest rate was maintained at 5.887% through June 2027, after which the interest rate is fixed at 4.982% through final maturity.

Debt and Preferred Equity Investments

- The commercial mortgage investment in 522 Fifth Avenue, which had a carrying value of $125.0 million, was repaid for $200.0 million, in addition to interest income recognized on the investment. The repayment generated net proceeds to the Company of $196.6 million.

- Sold 50.0% of the joint venture entity that originated the preferred equity investment in 625 Madison for $104.9 million. In conjunction with this transaction, we acquired the remaining interest in the joint venture for $23.7 million and sold 50.0% of that interest for $10.9 million. The transactions generated net proceeds to the Company of $92.2 million.

SLG Opportunistic Debt Fund

- Acquired CMBS investments with an aggregate fair value of $165.3 million, excluding the Fund's purchase of the Company's interest in the joint venture that owns the preferred equity investment in 625 Madison Avenue which did not meet the conditions to be accounted for as a purchase.

- Closed on over $1.3 billion of capital commitments for the Fund, of which $213.6 million had been funded as of December 31, 2025.

As of December 31, 2025, we owned the following interests in properties in the New York metropolitan area, primarily in midtown Manhattan. Our investments located outside of Manhattan are referred to as the Suburban properties:

		Consolidated		Unconsolidated		Total		
Location	Property Type	Number of Properties	Approximate Square Feet	Number of Properties	Approximate Square Feet	Number of Properties	Approximate Square Feet	Weighted Average Leased Occupancy[1]
Commercial:								
Manhattan	Office	16	9,480,852	10	13,868,633	26	23,349,485	93.0 %
	Retail	5	313,347	—	—	5	313,347	84.8 %
	Development/ Redevelopment	5 [2]	1,249,983	—	—	5	1,249,983	N/A
		26	11,044,182	10	13,868,633	36	24,912,815	92.9 %
Suburban	Office	6	732,800	—	—	6	732,800	79.4 %
Total commercial properties		32	11,776,982	10	13,868,633	42	25,645,615	92.5 %
Residential:								
Manhattan	Residential	1 [2]	363,237	1	221,884	2	585,121	98.7 %
Total core portfolio		33	12,140,219	11	14,090,517	44	26,230,736	92.6 %
	Alternative Strategy Portfolio	—	—	5	2,509,307	5	2,509,307	59.3 %

(1) The weighted average leased occupancy for commercial properties represents the total leased square footage divided by total square footage at acquisition. The weighted average leased occupancy for residential properties represents the total leased units divided by total available units. Properties under construction are not included in the calculation of weighted average leased occupancy.

(2) As of December 31, 2025, we owned a building at 7 Dey Street / 185 Broadway that was comprised of approximately 140,382 square feet of residential space and approximately 50,206 square feet of office and retail space. For the purpose of this report, we have included this building in the number of residential properties we own. However, we have included only the residential square footage in the residential approximate square footage, and have listed the balance of the square footage as development square footage.

As of December 31, 2025, we also managed one office building and one retail building owned by third parties encompassing approximately 0.4 million square feet.

Critical Accounting Estimates

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Investment in Commercial Real Estate Properties

Real estate properties are presented at cost less accumulated depreciation and amortization. Costs directly related to the development or redevelopment of properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major investments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

We recognize the assets acquired, liabilities assumed (including contingencies) and any noncontrolling interests in an acquired entity by allocating the purchase price, including transaction costs, at their respective fair values on the acquisition date.

We allocate the purchase price of real estate to land and building (inclusive of tenant improvements) and, if determined to be material, intangibles, such as the value of above- and below-market leases and origination costs associated with the in-place leases.

The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed involves subjectivity as the allocations are based on an analysis of the respective fair values. In determining the fair value of the real estate acquired, the Company will use a third-party valuation which primarily utilizes cash flow projections that apply, among other things, estimated revenue and expense growth rates, future market rents, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts. We assess fair value of the acquired leases based on estimated cash flow projections that utilize appropriate discount rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. The determined and allocated fair values to the real estate acquired will affect the amount of depreciation and amortization we record over the respective estimated useful lives or term of the lease.

The Company classifies those leases under which the Company is the lessee at lease commencement as finance or operating leases. Leases qualify as finance leases if i) the lease transfers ownership of the asset at the end of the lease term, ii) the lease grants an option to purchase the asset that we are reasonably certain to exercise, iii) the lease term is for a major part of the remaining economic life of the asset, iv) the present value of the lease payments exceeds substantially all of the fair value of the asset, or v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Leases that do not qualify as finance leases are deemed to be operating leases. On the consolidated statements of operations, operating leases are expensed through operating lease rent while financing leases are expensed through amortization and interest expense.

We incur a variety of costs in the development and leasing of our properties. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determining when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and building under development include specifically identifiable costs. The capitalized costs include, but are not limited to, pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year after major construction activity ceases. We cease capitalization on the portions substantially completed and occupied or held available for occupancy and capitalize only those costs associated with the portions under construction.

Properties are individually evaluated for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A consolidated property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted) to be generated by the property is less than the carrying value of the property taking into account the appropriate capitalization rate in determining the future terminal value. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property as calculated in accordance with ASC 820. We assess for impairment indicators based on factors such as, among other things, market conditions, occupancy rates, collections, and the overall operating performance of the asset. If indicators of impairment are present, we evaluate real estate investments for potential impairment primarily utilizing estimated fair value based on discounted future cash flows utilizing appropriate discount and capitalization rates, in addition to sales comparison approach, which utilizes comparable sales, listings and sales contracts.

We also evaluate our real estate properties for impairment when a property has been classified as held for sale. Real estate assets held for sale are valued at the lower of their carrying value or fair value less costs to sell and depreciation expense is no longer recorded. See Note 4, "Properties Held for Sale and Property Dispositions."

Investments in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. We consolidate those joint ventures that we control or which are variable interest entities (each, a "VIE") and where we are considered to be the primary beneficiary. In all these joint ventures, the rights of the joint venture partner are both protective as well as participating. Unless we are determined to be the primary beneficiary in a VIE, these participating rights preclude us from consolidating these VIE entities. Determining control of the entities can be subjective in assessing which activities of the joint venture most significantly impact the economic performance and whether the rights of the joint venture partner are protective or participating. In making this determination, any new or amended joint venture agreement is assessed by the Company for the activities that most significantly impact the joint venture's economic performance based on the business purpose and design of the venture. We assess the rights that are conveyed to us in the agreement and evaluate whether we are provided with participating or protective rights over the activities that most significantly impact the entity's economic performance. We also assess the rights of our joint venture partner. Such participating rights include, among other things, the right to approve/amend the annual budget, leasing of the property to a significant tenant, and approval of tax returns and auditors. If our joint venture partner has substantive participating rights and we are determined not to be the primary beneficiary, we do not consolidate the entity.

These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Equity in net income (loss) from unconsolidated joint ventures is allocated based on our ownership or economic interest in each joint venture and includes adjustments related to basis differences in accounting for the investment. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic interest. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases for tenant space, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans.

We assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on each joint ventures' actual and projected cash flows. Aside from charges noted in Note 6, "Investment in Unconsolidated Joint Ventures," we do not believe that the values of any of our equity investments were impaired as of December 31, 2025.

We may originate loans for real estate acquisition, development and construction ("ADC loans") where we expect to receive some of the residual profit from such projects. When the risk and rewards of these arrangements are essentially the same as an investor or joint venture partner, we account for these arrangements as real estate investments under the equity method of accounting for investments. Otherwise, we account for these arrangements consistent with the accounting for our debt and preferred equity investments.

Results of Operations

Comparison of the year ended December 31, 2025 to the year ended December 31, 2024

The following comparison for the year ended December 31, 2025, or 2025, to the year ended December 31, 2024, or 2024, makes reference to the effect of the following:

i. "Same-Store Properties," which represents properties in service and operating during both the current and prior year reporting periods (Same-Store Properties totaled 21 of our 33 consolidated operating buildings),

ii. "Acquisition Properties," which represents all properties or interests in properties acquired in 2025 and 2024 and all non-Same-Store Properties, including properties that are under development or redevelopment,

iii. "Disposed Properties," which represents all properties or interests in properties sold in 2025 and 2024,

iv. "Alternative Strategy Portfolio," which represents non-core assets, and

v. "Other," which represents properties where we sold an interest resulting in deconsolidation and corporate level items not allocable to specific properties, as well as the Service Corporation and eEmerge Inc.

(in millions)	Same-Store 2025	Same-Store 2024	Same-Store $ Change	Same-Store % Change	Disposed 2025	Disposed 2024	Other 2025	Other 2024	Consolidated 2025	Consolidated 2024	Consolidated $ Change	Consolidated % Change
Rental revenue	$ 601.3	$ 563.2	$ 38.1	6.8 %	$ —	$ 0.8	$ 78.8	$ 42.0	$ 680.1	$ 606.0	$ 74.1	12.2 %
SUMMIT Operator revenue	—	—	—	— %	—	—	122.3	133.2	122.3	133.2	(10.9)	(8.2)%
Investment income	—	—	—	— %	—	—	29.4	24.4	29.4	24.4	5.0	20.5 %
Interest income from real estate loans held by consolidated securitization vehicles	—	—	—	— %	—	—	62.7	19.0	62.7	19.0	43.7	230.0 %
Other income	7.1	7.4	(0.3)	(4.1)%	—	—	101.4	96.3	108.5	103.7	4.8	4.6 %
Total revenues	608.4	570.6	37.8	6.6 %	—	0.8	394.6	314.9	1,003.0	886.3	116.7	13.2 %
Property operating expenses	$ 328.4	$ 288.9	$ 39.5	13.7 %	$ —	$ 0.7	$ 77.2	$ 52.8	$ 405.6	$ 342.4	$ 63.2	18.5 %
SUMMIT Operator expenses	—	—	—	— %	—	—	116.4	111.7	116.4	111.7	4.7	4.2 %
SUMMIT Operator tax expense									3.3	0.7	2.6	371.4 %
Transaction related costs	—	—	—	— %	—	—	13.9	0.4	13.9	0.4	13.5	3,375.0 %
Marketing, general and administrative	—	—	—	— %	—	—	89.3	85.2	89.3	85.2	4.1	4.8 %
	328.4	288.9	39.5	13.7 %	—	0.7	296.8	250.1	628.5	540.4	88.1	16.3 %
Operating income before equity in net income from unconsolidated joint ventures	$ 280.0	$ 281.7	$ (1.7)	(0.6)%	$ —	$ 0.1	$ 97.8	$ 64.8	$ 374.5	$ 345.9	$ 28.6	8.3 %
Other income (expenses):												
Interest expense and amortization of deferred financing costs, net of interest income									$ (194.7)	$ (153.8)	$ (40.9)	26.6 %
Interest expense on senior obligations of consolidated securitization vehicles									(60.7)	(14.6)	(46.1)	315.8 %
Depreciation and amortization									(255.7)	(207.4)	(48.3)	23.3 %
Equity in net loss from unconsolidated joint ventures									(56.1)	(179.7)	123.6	(68.8)%
Equity in net gain (loss) on sale of interest in unconsolidated joint venture/ real estate									86.1	208.1	(122.0)	(58.6)%
Loss from debt fund investments, net									(1.4)	—	(1.4)	(100.0)%
Purchase price and other fair value adjustments									(36.2)	89.0	(125.2)	(140.7)%
(Loss) gain on sale of real estate, net									(2.1)	3.0	(5.1)	(170.0)%
Depreciable real estate reserves and impairments									(32.1)	(104.1)	72.0	(69.2)%
Gain on sale of marketable securities									10.2	—	10.2	100.0 %
Gain (loss) on early extinguishment of debt									—	43.8	(43.8)	(100.0)%
Loan loss and other investment reserves, net of recoveries									71.3	—	71.3	100.0 %
Income from continuing operation									(96.9)	30.2	(127.1)	(420.9)%
Net income from discontinued operations									—	—	—	— %
Gain on sale of discontinued operations									—	—	—	— %
Net (loss) income									$ (96.9)	$ 30.2	$(127.1)	(420.9)%

Rental revenue

Rental revenues increased due primarily to the consolidation of 100 Park Avenue ($25.5 million) during the fourth quarter of 2024, 10 East 53rd Street ($1.7 million) at the end of the first quarter of 2024, 315 West 33rd Street ($4.2 million) at the end of the third quarter of 2025 and 800 Third Avenue ($2.0 million) during the fourth quarter 2025 and the acquisition of 500 Park Avenue ($5.5 million) during the first quarter 2025. The increase is partially offset by lower occupancy at 485 Lexington Avenue ($6.6 million) and 750 Third Avenue ($6.1 million).

The following table presents a summary of the commenced leasing activity for the year ended December 31, 2025 in our Manhattan portfolio:

	Usable SF	Rentable SF[1]	New Cash Rent (per rentable SF)[2]	Prev. Escalated Rent (per rentable SF)[3]	TI/LC per rentable SF	Free Rent (in months)	Average Lease Term (in years)
Manhattan							
Space available at beginning of the year	2,628,302						
Space which became available during the year[4]							
• Office	995,346						
• Retail	92,353						
• Storage	8,441						
	1,096,140						
Total space available	3,724,442						
Leased space commenced during the year:							
• Office[5]	1,666,794	2,001,564	$ 80.73	$ 94.04	$ 118.06	10.4	10.2
• Retail	135,762	58,417	$ 79.03	$ 111.52	$ 43.17	8.6	15.4
• Storage	12,539	17,410	$ 44.49	$ 23.36	$ 26.22	4.8	7.4
Total leased space commenced	1,815,095	2,077,391	$ 80.38	$ 94.77	$ 115.18	10.3	10.3
Total available space at end of year	1,909,347						
Early renewals							
• Office	756,065	543,067	$ 83.54	$ 80.60	$ 35.76	4.3	5.8
• Retail	9,128	9,571	$ 388.50	$ 974.36	$ —	1.5	2.8
• Storage	291	1,230	$ 32.80	$ 23.53	$ —	3.1	8.6
Total early renewals	765,484	553,868	$ 88.70	$ 95.92	$ 35.06	4.2	5.7
Total commenced leases, including replaced previous vacancy							
• Office		2,544,631	$ 81.33	$ 88.19	$ 100.49	9.1	9.2
• Retail		67,988	$ 122.59	$ 295.95	$ 37.09	7.6	13.6
• Storage		18,640	$ 43.72	$ 23.45	$ 24.49	4.7	7.5
Total commenced leases		2,631,259	$ 82.13	$ 95.26	$ 98.32	9.0	9.3

(1) Represents the rentable square footage at the time the property was acquired.
(2) Annual initial base rent.
(3) Escalated rent includes base rent plus all additional amounts paid by the tenant in the form of real estate taxes, operating expenses, porters wage or a consumer price index (CPI) adjustment.
(4) Includes expiring space, relocating tenants and move-outs where tenants vacated. Excludes lease expirations where tenants held over.
(5) Average starting office rent excluding new tenants replacing vacancies was $88.79 per rentable square feet for 703,481 rentable square feet. Average starting office rent for office space (leased and early renewals, excluding new tenants replacing vacancies) was $86.50 per rentable square feet for 1,246,548 rentable square feet.

SUMMIT Operator revenue

SUMMIT Operator revenues were lower for the year ended December 31, 2025, compared to the same period in 2024 due primarily to taking offline the Ascent experience, which requires a premium ticket that generates incremental revenue, for maintenance during most of the year ended December 31, 2025, .

Investment income

Investment income increased due primarily to interest payments received on one CMBS investment ($10 million) for the year ended December 31, 2025. This was partially offset by lower weighted average debt and preferred equity investment balance for the period ended December 31, 2025 as compared to the same period in 2024. For the years ended December 31, 2025 and 2024, the weighted average balance of our debt and preferred equity investment portfolio and the weighted average yield were $273.6 million and 5.8%, respectively, compared to $328.9 million and 6.9%, respectively.

Interest income from real estate loans held by consolidated securitization vehicles

During the years December 31, 2024 and December 31, 2025, we acquired securities in CMBS securitization trusts that resulted in consolidation of the trusts on our financial statements. The amounts recorded include our interest income as well as the interest income associated with CMBS positions owned by third parties, which is offset by the amounts recorded in Interest expense on senior obligations of consolidated securitization vehicles. As a result, the net impact is limited to the interest income on the CMBS securities we own directly and not the consolidated interest income and interest expense.

Other income

Other income increased due primarily to management fees earned from the Fund ($8.4 million) and an increase in special servicing income ($7.3 million). This increase was offset by a decrease in fee income recognized during the year ended December 31, 2024 related to the sale of 625 Madison Avenue ($11.5 million).

Property operating expenses

Property operating expenses increased due primarily to the consolidation of 100 Park Avenue ($27.8 million) during the fourth quarter of 2024, 10 East 53rd Street ($4.7 million) at the end of the first quarter of 2024, 315 West 33rd Street ($6.1 million) at the end of the third quarter of 2025 and 800 Third Avenue ($4.1 million) during the fourth quarter of 2025 and the acquisition of 500 Park Avenue ($9.5 million) in the first quarter of 2025. Operating expenses also increased at our Same-Store Properties ($11.7 million) due primarily to higher real estate taxes.

SUMMIT Operator expenses

SUMMIT Operator expenses were higher for the year ended December 31, 2025, compared to the same period in 2024, due primarily to increased variable expenses as a result of additional operating days and expanded hours.

SUMMIT Operator tax expense

The increase in SUMMIT Operator tax expense for the year ended December 31, 2025 as compared to the same period in 2024 was the result of an adjustment made in the third quarter of 2024 related to 2023 projected tax expense being more than 2023 actual tax expense.

Transaction related costs

Transaction related costs increased for the year ended December 31, 2025 as compared to the same period in 2024 due primarily to the write off of expenses related to the Company's pursuit of a gaming license ($11.9 million).

Marketing, General, and Administrative Expenses

Marketing, general, and administrative expenses increased for the year ended December 31, 2025 as compared to the same period in 2024 due primarily to higher compensation expense.

Interest Expense and Amortization of Deferred Financing Costs, Net of Interest Income

Interest expense and amortization of deferred financing costs, net of interest income, increased due primarily to a higher weighted average consolidated debt balance and higher weighted average interest rate as well as the consolidation of 100 Park Avenue ($25.5 million) during the fourth quarter of 2024, 10 East 53rd Street ($1.7 million) at the end of the first quarter of 2024, 315 West 33rd Street ($4.2 million) at the end of the third quarter of 2025 and 800 Third Avenue ($2.0 million) during the fourth quarter 2025 and the acquisition of 500 Park Avenue ($5.5 million) during the first quarter 2025. The weighted average consolidated debt balance outstanding was $3.9 billion for the year ended December 31, 2025 as compared to $3.7 billion for the year ended December 31, 2024. The consolidated weighted average interest rate was 5.34% for the year ended December 31, 2025 as compared to 5.17% for the year ended December 31, 2024.

Interest expense on senior obligations of consolidated securitization vehicles

During the years ended December 31, 2025 and December 31, 2024 we acquired securities in CMBS securitization trusts that resulted in consolidation of the trusts on our financial statements. The amounts include the interest expense associated with CMBS positions owned by third parties, which is an offset to the third party interest income recognized in Interest income from real estate loans held by consolidated securitization vehicles. As a result, the impact is limited to interest income on the CMBS securities we own directly and not the consolidated interest income and interest expense.

Depreciation and Amortization

Depreciation and amortization increased due primarily to the consolidation of 100 Park Avenue ($20.1 million) during the fourth quarter of 2024, 10 East 53rd Street ($4.0 million) at the end of the first quarter of 2024, 315 West 33rd Street ($7.4 million) at the end of the third quarter of 2025 and 800 Third Avenue ($2.0 million) during the fourth quarter of 2025 and the acquisition of 500 Park Avenue ($5.1 million) in the first quarter of 2025 and an increase at our Same-Store Properties ($7.9 million).

Equity in net loss from unconsolidated joint ventures

Equity in net loss from unconsolidated joint ventures increased primarily due to impairments recognized during the year ended December 31, 2024 at 5 Times Square ($146.4 million), Worldwide Plaza ($72.6 million), 2 Herald Square ($20.4 million), 85 Fifth Avenue ($12.0 million) and 115 Spring Street ($11.7 million). These impairments were partially offset by gains on discounted debt extinguishment at 2 Herald Square ($141.7 million) and 280 Park Avenue ($30.7 million). During the year ended December 31, 2025 we recognized impairments at World Wide Plaza ($4.4 million) and 2 Herald Square ($8.4 million).

Equity in net gain (loss) on sale of interest in unconsolidated joint venture/real estate

During the year ended December 31, 2025, we recognized gains on the sale of an 5% interest in One Vanderbilt ($88.1 million), partially offset by a loss on the sale of our interest in 85 Fifth Avenue ($2.0 million). During the year ended December 31, 2024, we recognized gains on the sale of an 11% interest in One Vanderbilt ($187.6 million) and our interest in 717 Fifth Avenue ($26.4 million), partially offset by a loss on the sale of our interests in 625 Madison Avenue ($7.2 million).

Purchase price and other fair value adjustments

During the year ended December 31, 2025, we recorded negative fair value adjustments related to the initial valuation of Palisades Conference Center ($13.0 million), the consolidation of 800 Third Avenue ($20.2 million), and derivatives that are not designated as hedges for accounting purposes ($3.9 million). These negative adjustments were partially offset by positive fair value adjustment for the secured borrowing related to the previous sale of an interest at One Madison Avenue ($6.2 million). During the year ended December 31, 2024, we recorded positive fair value adjustments relating to the consolidation of 100 Park Avenue ($117.8 million) and for the secured borrowing related to the previous sale of an interest at One Madison Avenue ($19.6 million). Additionally, we recorded a positive fair value adjustment related to derivatives that are not designated as hedges for accounting purposes ($5.5 million). These positive adjustments were partially offset by a negative fair value adjustment relating to the consolidation of 10 East 53rd Street ($55.7 million).

(Loss) gain on sale of real estate, net

During the year ended December 31, 2024, we recognized a gain on the sale of Palisades Conference Center ($7.3 million) and losses on the sales of 719 Seventh Avenue ($2.1 million) and the Giorgio Armani Residences at 760 Madison Avenue ($1.5 million).

Depreciable Real Estate Reserves and Impairments

During the year ended December 31, 2025, we recognized depreciable real estate reserves and impairments at 100 Park Avenue ($23.5 million) and 760 Madison Avenue ($8.5 million). During the year ended December 31, 2024, we recognized depreciable real estate reserves and impairments at 719 Seventh Avenue ($46.3 million), 690 Madison Avenue ($34.3 million) and 760 Madison Avenue ($17.6 million), reflective of $15.1 million of capitalized interest for 760 Madison Avenue, to reduce the carrying value of our investments based on the sales contracts that the Company entered into for these properties. In addition, we recognized depreciable real estate reserves and impairments related to our investment in 625 Madison Avenue ($5.9 million), which remained under contract for sale as of March 31, 2024 prior to the sale closing in the second quarter of 2024.

Gain on sale of marketable securities

During the year ended December 31, 2025, we recognized a gain on marketable securities sold during the period ($10.2 million). During the year ended December 31, 2024 we did not recognize a gain on marketable securities sold during the period.

Gain (loss) on early extinguishment of debt

During the year ended December 31, 2025, we did not recognize any consolidated gain or loss on early extinguishment of debt. During the year ended December 31, 2024, we recognized gains on discounted debt extinguishment at 690 Madison Avenue ($26.0 million) and 719 Seventh Avenue ($17.8 million).

Loan loss and other investment reserves, net of recoveries

During the year ended December 31, 2025, we recognized a loan loss recovery of $71.6 million related to the repayment of the mortgage investment at 522 Fifth Avenue. During the year ended December 31, 2024, we did not recognize any loan loss and other investment reserves.

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

For a comparison of the year ended December 31, 2024 to the year ended December 31, 2023, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 18, 2025, together with the amendment to such Form 10-K filed with the SEC on April 17, 2025.

Liquidity and Capital Resources

We currently expect that the principal sources of funds to meet our short-term and long-term liquidity requirements for working capital, acquisitions, development or redevelopment of properties, tenant improvements, leasing costs, dividends to shareholders, distributions to unitholders, repurchases or repayments of outstanding indebtedness or other investments will include:

(1) Cash flow from operations;
(2) Cash on hand;
(3) Net proceeds from divestitures of properties and redemptions, participations, dispositions and repayments of debt and preferred equity investments;
(4) Borrowings under the revolving credit facility;
(5) Other forms of secured or unsecured financing; and
(6) Proceeds from common or preferred equity or debt offerings by the Company or the Operating Partnership (including issuances of units of limited partnership interest in the Operating Partnership and Trust preferred securities).

Cash flow from operations is primarily dependent upon the collectability of rent, the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectability of rent, operating escalations and recoveries from our tenants and the level of operating and other costs.

The combined aggregate principal maturities of mortgages and other loans payable, the 2021 credit facility, senior unsecured notes (net of discount), trust preferred securities, our share of joint venture debt, including as-of-right extension options, estimated interest expense, and our obligations under our financing and operating leases, as of December 31, 2025 are as follows (in thousands):

	2026	2027	2028	2029	2030	Thereafter	Total
Property mortgages and other loans	$ 555,148	$ 879,277	$ 284,550	$ 177,000	$ —	$ 258,524	$ 2,154,499
Revolving credit facility	—	640,000	—	—	—	—	640,000
Unsecured term loans	100,000	1,050,000	—	—	—	—	1,150,000
Trust preferred securities	—	—	—	—	—	100,000	100,000
Financing leases	3,276	3,325	3,375	3,426	3,477	189,891	206,770
Operating leases	54,968	54,796	55,311	55,543	56,645	1,116,202	1,393,465
Estimated interest expense	188,524	79,670	39,586	27,878	26,882	237,236	599,776
Company's share of joint venture debt	1,080,248	1,749,857	576,793	—	840,000	1,650,300	5,897,198
Total	$ 1,982,164	$ 4,456,925	$ 959,615	$ 263,847	$ 927,004	$ 3,552,153	$ 12,141,708

We estimate that for the year ending December 31, 2026, we expect to incur $99.6 million of leasing capital expenditures and $33.8 million of recurring capital expenditures on existing consolidated properties, of which $25.6 million will be funded by construction financing facilities or loan reserves. In addition, we expect to incur $39.8 million of development or redevelopment expenditures on existing consolidated properties, of which none will be funded by construction financing facilities or loan reserves. We expect our share of capital expenditures at our joint venture properties will be $172.4 million, of which $28.8 million will be funded by construction financing facilities or loan reserves. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs.

As of December 31, 2025, we had liquidity of $781.9 million, comprised of $602.5 million of availability under our revolving credit facility and $179.4 million of consolidated cash on hand, inclusive of $23.7 million of available-for-sale marketable securities. This liquidity excludes $124.0 million representing our share of cash at unconsolidated joint venture properties. We may seek to divest of properties, interests in properties, or access private and public debt and equity capital when the opportunity presents itself, although there is no guarantee that this capital will be made available to us at efficient levels or at all. Management believes that these sources of liquidity, if we are able to access them, along with potential refinancing opportunities for secured and unsecured debt, will allow us to satisfy our debt and other obligations, as described above, upon maturity, if not before.

We have investments in several real estate joint ventures with various partners, that are generally considered to be financially stable, and most are financed with non-recourse debt. We believe that property level cash flows along with unfunded committed indebtedness and proceeds from the refinancing of outstanding secured indebtedness will be sufficient to fund the capital needs of our joint venture properties.

Cash Flows

The following summary discussion of our cash flows is based on our consolidated statements of cash flows in "Item 1. Financial Statements" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the years presented below.

Cash, restricted cash, and cash equivalents were $336.5 million and $331.6 million as of December 31, 2025 and 2024, respectively, representing a increase of $4.9 million. The increase was a result of the following changes in cash flows (in thousands):

	Year Ended December 31,		(Decrease) Increase
	2025	2024	
Net cash provided by operating activities	$ 82,906	$ 129,595	$ (46,689)
Net cash (used in) provided by investing activities	$ (330,799)	$ 118,753	$ (449,552)
Net cash provided by (used in) financing activities	$ 252,750	$ (252,229)	$ 504,979

Our principal sources of operating cash flow are the properties in our consolidated and joint venture portfolios, third party fees and our debt and preferred equity portfolio. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service, and fund dividend and distribution requirements.

Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. We selectively invest in new projects that enable us to take advantage of our development, leasing, financing and property management skills, and invest in existing buildings that meet our investment criteria. During the year ended December 31, 2025, when compared to the year ended December 31, 2024, we used cash primarily for the following investing activities (in thousands):

Acquisitions of real estate	$	(271,649)
Capital expenditures and capitalized interest		(43,762)
Acquisition deposits and deferred purchase price		(42,250)
Joint venture investments		268,496
Distributions from joint ventures		(60,569)
Proceeds from sales of real estate/partial interest in property		(398,588)
Cash and restricted cash assumed from consolidation of real estate investment		(11,836)
Cash and restricted cash derecognized from disposition and deconsolidation of real estate investment		(10,340)
Debt and preferred equity and other investments		120,946
Decrease in net cash provided by investing activities	$	(449,552)

Funds spent on capital expenditures, which are comprised of building and tenant improvements, increased from $211.9 million for the year ended December 31, 2024 to $255.6 million for the year ended December 31, 2025 due to increased spending on leasing related costs.

We generally fund our investment activity through the sale of real estate, the sale or repayment of debt and preferred equity investments, property-level financing, corporate credit facilities, or construction loan facilities. From time to time, the Company may issue common or preferred stock or equity-linked securities, or the Operating Partnership may issue common or preferred units of limited partnership interest.

During the year ended December 31, 2025, when compared to the year ended December 31, 2024, we used cash primarily for the following financing activities (in thousands):

Proceeds from our debt obligations	$	130,661
Repayments of our debt obligations		653,212
Net distribution to noncontrolling interests		178,740
Other financing activities		(3,673)
Proceeds from stock options exercised and DRSPP issuance		(52,057)
Payment of debt extinguishment costs		—
Proceeds from issuance of common stock		(387,884)
Repurchase of common stock		—
Redemption of preferred stock		2,503
Acquisition of subsidiary interest from noncontrolling interest		7,289
Dividends and distributions paid		(23,812)
Increase in net cash provided by financing activities	$	504,979

Share Repurchase Program

The Company has in place a share repurchase program of $3.5 billion under which we can buy shares of our common stock.

As of December 31, 2025, 36,107,719 shares have been repurchased under the program. This amount excludes the redemption of OP units. We did not repurchase any shares under the program during the year ended December 31, 2025.

Indebtedness

The table below summarizes our consolidated mortgages and other loans payable, 2021 credit facility, 2022 term loan, senior unsecured notes and trust preferred securities outstanding as of December 31, 2025 and 2024, (amounts in thousands).

Debt Summary:	December 31, 2025	December 31, 2024
Balance		
Fixed rate	$ 1,058,524	$ 1,182,474
Variable rate—hedged	2,616,698	2,075,000
Total fixed rate	3,675,222	3,257,474
Total variable rate	369,277	363,550
Total debt	$ 4,044,499	$ 3,621,024
Debt, preferred equity, and other investments subject to variable rate	128,619	117,006
Net exposure to variable rate debt	240,658	246,544
Percent of Total Debt:		
Fixed rate	90.9 %	90.0 %
Variable rate [(1)]	9.1 %	10.0 %
Total	100.0 %	100.0 %
Effective Interest Rate for the Year:		
Fixed rate	5.17 %	5.18 %
Variable rate	6.29 %	5.17 %
Effective interest rate	5.34 %	5.17 %

(1) Inclusive of the mitigating effect of our debt, preferred equity, and other investments subject to variable rates, the percent of total debt of our net exposure to variable rate debt was 6.1% and 7.0% as of December 31, 2025 and December 31, 2024, respectively.

The variable rate debt shown above generally bears interest at an interest rate based on adjusted Term SOFR (3.69% and 4.33% as of December 31, 2025 and 2024, respectively). Our consolidated debt as of December 31, 2025 had a weighted average term to maturity of 2.34 years.

Certain of our debt and equity investments and other investments, with carrying values of $128.6 million as of December 31, 2025 and $117.0 million as of December 31, 2024, are variable rate investments which mitigate our exposure to interest rate changes on our unhedged variable rate debt. Inclusive of the mitigating effect of these investments, the net ratio of our consolidated variable rate debt to total debt was 6.1% and 7.0% as of December 31, 2025 and 2024, respectively.

Mortgage Financing

As of December 31, 2025, our total mortgage debt (excluding our share of joint venture mortgage debt of $5.9 billion) consisted of $2.1 billion of fixed rate debt, including swapped variable rate debt, with an effective weighted average interest rate of 5.40% and $0.1 billion of variable rate debt with an effective weighted average interest rate of 6.17%.

Corporate Indebtedness

2021 Credit Facility

In December 2021, we entered into an amended and restated credit facility, referred to as the 2021 credit facility, that was previously amended by the Company in November 2017, and was originally entered into by the Company in November 2012. As of December 31, 2025, the 2021 credit facility consisted of a $1.25 billion revolving credit facility, a $1.05 billion term loan (or "Term Loan A"), and a $100.0 million term loan (or "Term Loan B") with maturity dates of May 15, 2026, May 15, 2027, and May 19, 2026, respectively. Term Loan B has one six-month, as-of-right extension option to November 19, 2026. The revolving credit facility has two six-month, as-of-right extension options to May 15, 2027. We also have an option, subject to customary conditions, to increase the capacity of the credit facility to $4.5 billion at any time prior to the maturity dates for the revolving credit facility and term loans without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions.

As of December 31, 2025, the 2021 credit facility bore interest at a spread over adjusted Term SOFR plus 10 basis points with an interest period of one or three months, as we may elect, ranging from (i) 72.5 basis points to 140 basis points for loans under the revolving credit facility, (ii) 80 basis points to 160 basis points for loans under Term Loan A, and (iii) 85 basis points to 165 basis points for loans under Term Loan B, in each case based on the credit rating assigned to the senior unsecured long term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category.

As of December 31, 2025, the applicable spread over adjusted Term SOFR plus 10 basis points for the 2021 credit facility was 140 basis points for the revolving credit facility, 160 basis points for Term Loan A, and 180 basis points for Term Loan B. We are required to pay quarterly in arrears a 12.5 to 30 basis point facility fee on the total commitments under the revolving credit facility based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. As of December 31, 2025, the facility fee was 30 basis points.

As of December 31, 2025, we had $7.5 million of outstanding letters of credit, $640.0 million drawn under the revolving credit facility and $1.15 billion of outstanding term loans, with total undrawn capacity of $602.5 million under the 2021 credit facility. As of December 31, 2025 and December 31, 2024, the revolving credit facility had a carrying value of $637.8 million and $316.2 million, respectively, net of deferred financing costs. As of December 31, 2025 and December 31, 2024, the term loans had a carrying value of $1.1 billion and $1.1 billion, respectively, net of deferred financing costs. The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2021 credit facility. The 2021 credit facility includes certain restrictions and covenants (see Restrictive Covenants below).

CMBS Repurchase Facility

In December 2024, the Company entered into a repurchase facility for CMBS (CMBS Repurchase Facility), which provides us with the ability to sell certain CMBS investments with a simultaneous agreement to repurchase the same at a certain date or on demand. We seek to mitigate risks associated with our repurchase facility by managing the credit quality of our assets, early repayments, interest rate volatility, liquidity, and market value. The margin call provisions under our repurchase facility permit valuation adjustments based on capital markets activity and are not limited to collateral-specific credit marks. To monitor credit risk associated with our CMBS investments, our asset management team regularly reviews our investment portfolio and is in contact with our borrowers in order to monitor the collateral and enforce our rights as necessary. The risk associated with potential margin calls is further mitigated by our ability to collateralize the facility with additional assets from our portfolio of investments, our ability to satisfy margin calls with cash or cash equivalents and our access to additional liquidity. As of December 31, 2025, there have been no margin calls on the CMBS Repurchase Facility. At December 31, 2025, there was no outstanding balance of on the facility.

Senior Unsecured Notes

The following table sets forth our senior unsecured notes and other related disclosures as of December 31, 2025 and 2024, respectively, by scheduled maturity date (dollars in thousands):

| Issuance | December 31, 2025 | | December 31, 2024 | Interest Rate [1] | Initial Term (in Years) | Maturity Date |
	Unpaid Principal Balance	Accreted Balance	Accreted Balance			
December 17, 2015 [2]	$ —	$ —	$ 100,000	4.27 %	10	December 2025
	$ —	$ —	$ 100,000			
Deferred financing costs, net		—	(103)			
	$ —	$ —	$ 99,897			

(1) Interest rate as of December 31, 2024. The notes were repaid upon maturity in December 2025.
(2) Issued by the Company and the Operating Partnership as co-obligors.

Restrictive Covenants

The terms of the 2021 credit facility and our senior unsecured notes include certain restrictions and covenants which may limit, among other things, our ability to pay dividends, make certain types of investments, incur additional indebtedness, incur liens and enter into negative pledge agreements and dispose of assets, and which require compliance with financial ratios relating to the maximum ratio of total indebtedness to total asset value, a minimum ratio of EBITDA to fixed charges, a maximum ratio of secured indebtedness to total asset value and a maximum ratio of unsecured indebtedness to unencumbered asset value. The dividend restriction referred to above provides that, we will not during any time when a default is continuing, make distributions with respect to common stock or other equity interests, except to enable the Company to continue to qualify as a REIT for Federal income tax purposes. As of December 31, 2025 and 2024, we were in compliance with all such covenants.

Junior Subordinated Deferrable Interest Debentures

In June 2005, the Company and the Operating Partnership issued $100.0 million in unsecured trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust, which is a wholly owned subsidiary of the Operating Partnership. The securities mature in 2035 and bear interest at a floating rate of 26 basis points over the three-month Term SOFR. Interest payments may be deferred for a period of up to eight consecutive quarters if the Operating Partnership exercises its right to defer such payments. The Trust preferred securities are redeemable at the option of the Operating Partnership, in whole or in part, with no prepayment premium. We do not consolidate the Trust even though it is a variable interest entity as we are not the primary beneficiary. Because the Trust is not consolidated, we have recorded the debt on our consolidated balance sheets and the related payments are classified as interest expense.

Interest Rate Risk

We are exposed to changes in interest rates primarily from our variable rate debt. Our exposure to interest rate fluctuations are managed through the use of interest rate derivative instruments and through our variable rate debt and preferred equity investments. Based on the debt outstanding as of December 31, 2025, a hypothetical 100 basis point increase in the applicable floating interest rate curve would increase our consolidated annual interest cost, net of interest income from variable rate debt and preferred equity investments, by $2.3 million and would increase our share of joint venture annual interest cost by $4.5 million. As of December 31, 2025, $127.9 million, or 76.0%, of our $168.4 million debt and preferred equity portfolio was indexed to SOFR.

We recognize most derivatives on the balance sheet at fair value. Derivatives that are not hedges for accounting purposes are adjusted to fair value through income. If a derivative is considered a hedge for accounting purposes, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings.

Consolidated long-term debt of $3.7 billion bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. Our variable rate debt and variable rate joint venture debt as of December 31, 2025 bore interest based on a spread to LIBOR of 145 basis points and Term SOFR of 148 basis points to 260 basis points.

Off-Balance Sheet Arrangements

We have off-balance sheet investments, including joint ventures and debt and preferred equity investments. These investments all have varying ownership structures. A majority of our joint venture arrangements are accounted for under the equity method of accounting as we have the ability to exercise significant influence over, but not control, the operating and financial decisions of these joint venture arrangements. Our off-balance sheet arrangements are discussed in Note 5, "Debt and Preferred Equity Investments" and Note 6, "Investments in Unconsolidated Joint Ventures" in the accompanying consolidated financial statements.

Dividends/Distributions

We expect to pay dividends to our stockholders based on the distributions we receive from our Operating Partnership.

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the dividends paid deduction and net capital gains.

Any dividend we pay may be in the form of cash, stock, or a combination thereof, subject to IRS limitations on the use of stock for dividends. Additionally, if our REIT taxable income in a particular year exceeds the amount of cash dividends we pay in that year, we may pay stock dividends in order to maintain our REIT status and avoid certain REIT-level taxes.

Before we pay any cash dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under the 2021 credit facility and senior unsecured notes, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism, excluding nuclear, biological, chemical, and radiological terrorism ("NBCR")), within two property insurance programs and liability insurance. Separate property and liability coverage may be purchased on a stand-alone basis for certain assets, such as development projects. Additionally, one of our captive insurance companies, Belmont Insurance Company ("Belmont"), provides coverage for NBCR terrorist acts above a specified trigger. Belmont's retention is reinsured by our other captive insurance company, Ticonderoga Insurance Company ("Ticonderoga"). If Belmont or Ticonderoga are required to pay a claim under our insurance policies, we would ultimately record the loss to the extent of required payments. However, there is no assurance that in the future we will be able to procure coverage at a reasonable cost. Further, if we experience losses that are uninsured or that exceed policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. Additionally, our debt instruments contain customary covenants requiring us to maintain insurance and we could default under our debt instruments if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with such covenants relating to insurance. Belmont and Ticonderoga provide coverage solely on properties owned by the Company or its affiliates.

Furthermore, with respect to certain of our properties, including properties held by joint ventures or subject to triple net leases, insurance coverage is obtained by a third-party and we do not control the coverage. While we may have agreements with such third parties to maintain adequate coverage and we monitor these policies, such coverage ultimately may not be maintained or adequately cover our risk of loss.

Funds from Operations

Funds from Operations ("FFO") is a widely recognized non-GAAP financial measure of REIT performance. The Company computes FFO in accordance with standards established by Nareit, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The revised White Paper on FFO approved by the Board of Governors of Nareit in April 2002, and subsequently amended in December 2018, defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties and real estate related impairment charges, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

The Company presents FFO because it considers it an important supplemental measure of the Company's operating performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties. The Company also uses FFO as one of several criteria to determine performance-based compensation for members of its senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions, and real estate related impairment charges, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, and interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including our ability to make cash distributions.

FFO for the years ended December 31, 2025, 2024, and 2023 are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Net (loss) income attributable to SL Green common stockholders	$ (111,860)	$ 7,060	$ (579,509)
Add:			
Depreciation and amortization	255,713	207,443	247,810
Joint venture depreciation and noncontrolling interest adjustments	312,025	287,671	284,284
Net loss attributable to noncontrolling interests	(8,644)	(431)	(42,033)
Less:			
Equity in net gain (loss) on sale of interest in unconsolidated joint venture/ real estate	86,068	208,144	(13,368)
Purchase price and other fair value adjustments	(33,517)	83,430	(6,813)
(Loss) gain on sale of real estate, net	(2,143)	3,025	(32,370)
Depreciable real estate reserves and impairments	(32,092)	(104,071)	(382,374)
Depreciable real estate reserves in unconsolidated joint venture	(14,592)	(263,190)	—
Depreciation on non-rental real estate assets	5,838	4,583	4,136
Funds from Operations attributable to SL Green common stockholders and unit holders	$ 437,672	$ 569,822	$ 341,341

Seasonality

Our business at SUMMIT is subject to, among other things, tourism trends and weather conditions, resulting in seasonal fluctuation. The table below shows SUMMIT's revenue for each quarter during the years ended December 31, 2025 and December 31, 2024. We do not consider any other components of our business to be subject to material seasonal fluctuations.

	Year Ended December 31,	
	2025	2024
1st Quarter	18.0%	19.0%
2nd Quarter	26.0%	26.0%
3rd Quarter	27.0%	28.0%
4th Quarter	29.0%	27.0%
Total	100.0%	100.0%

Climate Change

Climate regulation in New York City is among the most stringent and requires building owners to comply with ambitious emissions limits. New York City enacted Local Law 97 (LL97) in 2019 under the Climate Mobilization Act, setting carbon caps for large buildings starting in 2024 as part of a broader commitment to reducing greenhouse gas emissions by 40% by 2030, and by 80% by 2050. We expect to be compliant in the first compliance period through 2029, with no material financial impact on our portfolio.

While SL Green's portfolio has not been substantially affected by climate-related events to New York City real estate, such as Hurricane Sandy in 2012, we have continued to develop our approach to physical climate risk assessment, management, and mitigation in order to minimize the impacts of future events. In 2024, the Company released a revised TCFD report, which expanded the physical and transition risks and opportunities and progress related to TCFD disclosure originally released in 2021.

We consider the successful management and mitigation of climate-related risks across our portfolio as an opportunity to increase the financial value of our buildings and pass on these benefits to our stakeholders, tenants, and investors. We believe our investments over the last 20 years in energy efficiency improvements and greenhouse gas emissions reductions have minimized the impact of climate legislation on our portfolio and our active development pipeline sets the standard for sustainable new construction and responsible community engagement. We leverage years of operational excellence to incorporate innovative design and technological solutions. We also utilize recommendations from our portfolio-wide New York State Energy Research and Development Authority ("NYSERDA") emissions reduction study to help lower emissions from tenant spaces and base building operations. Together, these measures are expected to minimize our vulnerability to the physical risks of climate change, as well as transition risks covering policy and legal, market, technology, and reputational factors.

Accounting Standards Updates

The Accounting Standards Updates are discussed in Note 2, "Significant Accounting Policies Accounting Standards Updates" in the accompanying consolidated financial statements.

Forward-Looking Information

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provisions thereof. All statements, other than statements of historical facts, included in this report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), development trends of the real estate industry and the New York metropolitan area markets, occupancy, business strategies, expansion and growth of our operations and other similar matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate.

Forward-looking statements are not guarantees of future performance and actual results or developments may differ materially, and we caution you not to place undue reliance on such statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms.

Forward-looking statements contained in this report are subject to a number of risks and uncertainties that may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by forward-looking statements made by us. These risks and uncertainties include:

- the effect of general economic, geopolitical, business and financial conditions, and their effect on the New York City real estate market in particular;

- dependence upon the New York City real estate market;

- risks of real estate acquisitions, dispositions, development and redevelopment, including the cost of construction delays and cost overruns;

- risks relating to debt and preferred equity investments;

- availability and creditworthiness of prospective tenants and borrowers;

- bankruptcy or insolvency of a major tenant or a significant number of smaller tenants or borrowers;

- adverse changes in the real estate markets, including reduced demand for office space, increasing vacancy, and increasing availability of sublease space;

- availability of debt and equity capital for our operational needs and investment strategy;

- unanticipated increases in financing and other costs, including a rise in interest rates;

- our ability to comply with financial covenants in our debt instruments;

- our ability to maintain our status as a REIT;

- risks of investing through joint venture structures, including the fulfillment by our partners of their financial obligations;

- the threat of terrorist attacks;

- our ability to obtain adequate insurance coverage at a reasonable cost and the potential for losses in excess of our insurance coverage, including as a result of environmental contamination;

- risks related to our asset management business, including our ability to identify suitable investments, manage actual and potential conflicts of interest and comply with regulations on our asset management subsidiary under the Investment Advisers Act of 1940; and

- legislative, regulatory and/or safety requirements adversely affecting REITs and the real estate business including costs of compliance with the Americans with Disabilities Act, the Fair Housing Act and other similar laws and regulations.

Other factors and risks to our business, many of which are beyond our control, are described in other sections of this report and in our other filings with the SEC. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Rate Risk" for additional information regarding our exposure to interest rate fluctuations.

The table below presents the principal cash flows based upon maturity dates of our debt obligations and debt and preferred equity investments and the weighted-average interest rates by expected maturity dates, including as-of-right extension options, as of December 31, 2025 (in thousands):

| | Long-Term Debt | | | | Debt and Preferred Equity Investments [1] | |
	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate	Amount	Weighted Yield
2026	$ 655,148	5.16 %	$ —	5.57 %	$ 127,872	5.36 %
2027	2,200,000	5.55 %	369,277	5.31 %	20,486	— %
2028	284,550	6.38 %	—	— %	—	— %
2029	177,000	7.22 %	—	— %	20,000	8.11 %
2030	—	7.40 %	—	— %	—	— %
Thereafter	358,524	7.84 %	—	— %	—	— %
Total	$ 3,675,222	5.62 %	$ 369,277	5.48 %	$ 168,358	5.04 %
Fair Value	$ 3,679,095		$ 369,440			

(1)   Our debt and preferred equity investments had an estimated fair value of approximately $0.2 billion as of December 31, 2025.

The table below presents the principal cash flows based upon maturity dates of our share of our joint venture debt obligations and the weighted-average interest rates by expected maturity dates, including as-of-right extension options, as of December 31, 2025 (in thousands):

| | Long Term Debt | | | | Debt and Preferred Equity Investments | |
	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate	Amount	Weighted Yield
2026	$ 895,449	4.33 %	$ 184,799	5.93 %	$ 122,221	15.45 %
2027	1,453,085	4.15 %	296,772	5.74 %	—	— %
2028	576,793	3.74 %	—	— %	—	— %
2029	—	3.74 %	—	— %	—	— %
2030	840,000	3.59 %	—	— %	—	— %
Thereafter	1,650,300	2.86 %	—	— %	—	— %
Total	$ 5,415,627	4.01 %	$ 481,571	5.85 %	$ 122,221	15.45 %
Fair Value	$ 5,014,789		$ 411,094			

The table below lists our consolidated derivative instruments, which are hedging variable rate debt, and their related fair values as of December 31, 2025 (in thousands):

	Asset Hedged	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Cap	Credit Facility	SOFR	$ 72,314	4.000 %	July 2025	June 2026	$ (1)
Interest Rate Cap	Mortgage	SOFR	190,148	3.500 %	November 2025	November 2026	193
Interest Rate Swap	Credit Facility	SOFR	150,000	2.621 %	December 2021	January 2026	5
Interest Rate Swap	Credit Facility	SOFR	200,000	2.662 %	December 2021	January 2026	7
Interest Rate Swap	Credit Facility	SOFR	300,000	2.866 %	July 2023	May 2027	1,777
Interest Rate Swap	Credit Facility	SOFR	100,000	2.903 %	February 2023	February 2027	494
Interest Rate Swap	Credit Facility	SOFR	100,000	2.733 %	February 2023	February 2027	677
Interest Rate Swap	Credit Facility	SOFR	50,000	2.463 %	February 2023	February 2027	484
Interest Rate Swap	Credit Facility	SOFR	200,000	2.591 %	February 2023	February 2027	1,660
Interest Rate Swap	Credit Facility	SOFR	100,000	3.756 %	January 2023	January 2028	(953)
Interest Rate Swap	Credit Facility	SOFR	370,000	3.888 %	November 2022	June 2027	(3,076)
Interest Rate Swap	Credit Facility	SOFR	150,000	3.524 %	January 2024	May 2027	(426)
Interest Rate Swap	Credit Facility	SOFR	300,000	4.487 %	November 2024	November 2027	(6,521)
Interest Rate Swap	Credit Facility	SOFR	68,678	4.466 %	August 2024	June 2027	(1,167)
Interest Rate Swap	Mortgage	SOFR	204,550	3.915 %	February 2025	May 2028	(2,866)
Interest Rate Swap	Credit Facility	SOFR	125,000	3.667 %	August 2024	December 2026	(346)
Interest Rate Swap	Credit Facility	SOFR	125,000	3.670 %	August 2024	December 2026	(353)
Interest Rate Swap	Mortgage	SOFR	80,000	4.174 %	February 2025	February 2028	(1,429)
Interest Rate Swap	Credit Facility	SOFR	357,500	2.982 %	June 2027	June 2028	887
Interest Rate Swap	Mortgage	SOFR	177,000	1.555 %	December 2022	February 2026	486
Interest Rate Swap	Mortgage	SOFR	177,000	3.331 %	February 2026	February 2029	(222)
Interest Rate Lock	Credit Facility	SOFR	240,000	— %	November 2025	January 2026	1,218
Interest Rate Lock	Credit Facility	SOFR	120,000	— %	December 2025	January 2026	112
Total Consolidated Hedges							$ (9,360)

In addition to these derivative instruments, some of our joint venture loan agreements require the joint venture to purchase interest rate caps on its debt. As of December 31, 2025, all such interest rate caps had an aggregate asset value of less than $0.1 million. We also swapped certain floating rate debt at some of our joint ventures. As of December 31, 2025, these swaps had an aggregate asset value of $21.6 million.

	Asset Hedged	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Cap	Mortgage	SOFR	$ 703,686	4.000 %	November 2025	January 2026	$ —
Interest Rate Cap	Mortgage	SOFR	289,257	4.000 %	July 2025	June 2026	5
Interest Rate Swap	Mortgage	SOFR	268,750	4.039 %	July 2024	September 2028	(5,276)
Interest Rate Swap	Mortgage	SOFR	268,750	4.058 %	July 2024	September 2028	(5,408)
Interest Rate Swap	Mortgage	SOFR	537,500	4.065 %	July 2024	September 2028	(10,962)
Interest Rate Swap	Mortgage	SOFR	250,000	3.608 %	April 2023	February 2026	27
Interest Rate Swap	Mortgage	SOFR	250,000	3.608 %	April 2023	February 2026	27
Total Unconsolidated Hedges							$ (21,587)

SL Green Realty Corp.
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31, 2025	December 31, 2024
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 1,699,215	$ 1,357,041
Building and improvements	4,012,305	3,862,224
Building leasehold and improvements	1,448,112	1,388,476
	7,159,632	6,607,741
Less: accumulated depreciation	(2,306,377)	(2,126,081)
	4,853,255	4,481,660
Cash and cash equivalents	155,747	184,294
Restricted cash	180,748	147,344
Investments in marketable securities	23,666	22,812
Tenant and other receivables	45,524	44,055
Related party receivables	16,293	26,865
Deferred rents receivable	266,678	266,428
Debt and preferred equity investments, net of discounts and deferred origination fees of $14 and $1,618 and allowances of $454 and $13,520 in 2025 and 2024, respectively	168,358	303,726
Investments in unconsolidated joint ventures	2,624,755	2,690,138
Debt fund investments, at fair value	152,958	—
Deferred costs, net of amortization of $174,617 and $308,923, respectively	129,019	117,132
Right-of-use asset - operating leases	864,430	865,639
Real estate loans held by consolidated securitization vehicles (includes $1,023,877 and $584,134 at fair value as of December 31, 2025 and December 31, 2024, respectively)	1,023,877	709,095
Other assets	577,299	610,911
Total assets [1]	$ 11,082,607	$ 10,470,099
Liabilities		
Mortgages and other loans payable, net	$ 2,146,049	$ 1,944,635
Revolving credit facility, net	637,796	316,240
Unsecured term loans, net	1,147,591	1,146,010
Unsecured notes, net	—	99,897
Accrued interest payable	15,221	16,527
Senior obligations of consolidated securitization vehicles (includes $1,023,877 and $567,487 at fair value as of December 31, 2025 and December 31, 2024, respectively)	1,023,877	590,131
Other liabilities	392,756	414,153
Accounts payable and accrued expenses	134,621	122,674
Deferred revenue	147,419	164,887
Lease liability - financing leases	108,183	106,853
Lease liability - operating leases	805,192	810,989
Dividend and distributions payable	2,536	21,816
Security deposits	68,276	60,331
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities	100,000	100,000
Total liabilities [1]	6,729,517	5,915,143

SL Green Realty Corp.
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31, 2025	December 31, 2024
Commitments and contingencies (See Note 20)		
Noncontrolling interests in Operating Partnership	241,371	288,941
Preferred units and redeemable equity	199,271	196,064
Equity		
SL Green stockholders' equity:		
Series I Preferred Stock, $0.01 par value, $25.00 liquidation preference, 9,200 issued and outstanding at both December 31, 2025 and 2024	221,932	221,932
Common stock, $0.01 par value, 160,000 shares authorized and 71,159 and 71,097 issued and outstanding at December 31, 2025 and 2024, respectively	711	711
Additional paid-in-capital	4,212,590	4,159,562
Accumulated other comprehensive (loss) income	(22,198)	18,196
Retained deficit	(741,880)	(449,101)
Total SL Green stockholders' equity	3,671,155	3,951,300
Noncontrolling interests in other partnerships	241,293	118,651
Total equity	3,912,448	4,069,951
Total liabilities and equity	$ 11,082,607	$ 10,470,099

(1) The Company's consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs"). See Note 2. The consolidated balance sheets include the following amounts related to our consolidated VIEs, excluding the Operating Partnership: $185.2 million and $236.7 million of land, $207.5 million and $159.1 million of building and improvements, $— million and $— million of building and leasehold improvements, $— million and $— million of right of use assets, $6.3 million and $4.1 million of accumulated depreciation, $153.0 million and $— million of debt fund investments, $1,023.9 million and $709.1 million of real estate loans held by consolidated securitization vehicles, $862.5 million and $830.3 million of other assets included in other line items, $328.6 million and $357.9 million of real estate debt, net, $0.9 million and $1.1 million of accrued interest payable, $— million and $— million of lease liabilities, $1,023.9 million and $590.1 million of senior obligations of consolidated securitization vehicles and $287.5 million and $324.8 million of other liabilities included in other line items as of December 31, 2025 and December 31, 2024, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues			
Rental revenue, net	$ **680,105**	$ 605,999	$ 683,335
SUMMIT Operator revenue	**122,344**	133,214	118,260
Investment income	**29,377**	24,353	34,705
Interest income from real estate loans held by consolidated securitization vehicles	**62,734**	18,980	—
Other income	**108,486**	103,726	77,410
Total revenues	**1,003,046**	886,272	913,710
Expenses			
Operating expenses, including related party expenses of $9 in 2025, $7 in 2024 and $5 in 2023	**226,099**	189,598	196,696
Real estate taxes	**155,023**	128,187	143,757
Operating lease rent	**24,423**	24,423	27,292
SUMMIT Operator expenses	**116,364**	111,739	101,211
Interest expense, net of interest income	**187,656**	147,220	137,114
Amortization of deferred financing costs	**7,054**	6,619	7,837
SUMMIT Operator tax expense	**3,259**	730	9,201
Interest expense on senior obligations of consolidated securitization vehicles	**60,693**	14,634	—
Depreciation and amortization	**255,713**	207,443	247,810
Loan loss and other investment reserves, net of recoveries	**(71,326)**	—	6,890
Transaction related costs	**13,942**	401	1,099
Marketing, general and administrative	**89,310**	85,187	111,389
Total expenses	**1,068,210**	916,181	990,296
Equity in net loss from unconsolidated joint ventures	**(56,143)**	(179,695)	(76,509)
Loss from debt fund investments, net	**(1,446)**	—	—
Equity in net gain (loss) on sale of interest in unconsolidated joint venture/real estate	**86,068**	208,144	(13,368)
Purchase price and other fair value adjustments	**(36,233)**	88,966	(17,260)
(Loss) gain on sale of real estate, net	**(2,143)**	3,025	(32,370)
Depreciable real estate reserves and impairments	**(32,092)**	(104,071)	(382,374)
Gain on sale of marketable securities	**10,232**	—	—
Gain (loss) on early extinguishment of debt	**—**	43,762	(870)
Net (loss) income	**(96,921)**	30,222	(599,337)
Net loss attributable to noncontrolling interests:			
Noncontrolling interests in the Operating Partnership	**7,673**	(497)	37,465
Noncontrolling interests in other partnerships	**971**	928	4,568
Preferred units distributions	**(8,633)**	(8,643)	(7,255)
Net (loss) income attributable to SL Green	**(96,910)**	22,010	(564,559)
Perpetual preferred stock dividends	**(14,950)**	(14,950)	(14,950)
Net (loss) income attributable to SL Green common stockholders	$ **(111,860)**	$ 7,060	$ (579,509)
Basic (loss) earnings per share	$ **(1.61)**	$ 0.08	$ (9.12)
Diluted (loss) earnings per share	$ **(1.61)**	$ 0.08	$ (9.12)
Basic weighted average common shares outstanding	**70,443**	65,062	63,809
Diluted weighted average common shares and common share equivalents outstanding	**70,443**	65,688	67,972

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Comprehensive (Loss) Income
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Net (loss) income	$ (96,921)	$ 30,222	$ (599,337)
Other comprehensive (loss) income:			
(Decrease) increase in unrealized value of derivative instruments, including SL Green's share of joint venture derivative instruments	(43,829)	318	(32,437)
Increase (decrease) in unrealized value of marketable securities	631	552	(1,650)
Other comprehensive (loss) income	(43,198)	870	(34,087)
Comprehensive (loss) income	(140,119)	31,092	(633,424)
Net loss (income) attributable to noncontrolling interests and preferred units distributions	11	(8,212)	34,778
Other comprehensive loss (income) attributable to noncontrolling interests	2,804	(151)	1,960
Comprehensive (loss) income attributable to SL Green	$ (137,304)	$ 22,729	$ (596,686)

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Equity
(in thousands, except per share data)

	SL Green Realty Corp. Stockholders								
		Common Stock				Accumulated Other			
	Series I Preferred Stock	Shares	Par Value	Additional Paid-In-Capital	Treasury Stock	Comprehensive Income (Loss)	Retained Deficit	Noncontrolling Interests	Total
Balance at December 31, 2022	$ 221,932	64,380	$ 656	$3,790,358	$ (128,655)	$ 49,604	$ 651,138	$ 61,889	$4,646,922
Net loss							(564,559)	(4,568)	(569,127)
Other comprehensive loss						(32,127)			(32,127)
Perpetual preferred stock dividends							(14,950)		(14,950)
DRSPP proceeds		17		525					525
Measurement adjustment for redeemable noncontrolling interest							(15,486)		(15,486)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		329	4	35,569					35,573
Contributions to consolidated joint venture interests								15,066	15,066
Cash distributions to noncontrolling interests								(2,777)	(2,777)
Cash distributions declared ($3.2288 per common share, none of which represented a return of capital for federal income tax purposes)							(207,694)		(207,694)
Balance at December 31, 2023	$ 221,932	64,726	$ 660	$3,826,452	$ (128,655)	$ 17,477	$ (151,551)	$ 69,610	$3,855,925
Net income							22,010	(928)	21,082
Acquisition of subsidiary interest from noncontrolling interest				(4,130)				(5,086)	(9,216)
Other comprehensive income						719			719
Perpetual preferred stock dividends							(14,950)		(14,950)
DRSPP proceeds		729	7	52,301					52,308
Conversion of units in the Operating Partnership for common stock		124							—
Measurement adjustment for redeemable noncontrolling interest							(107,631)		(107,631)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		455	4	26,844					26,848
Proceeds from issuance of common stock		5,063	51	386,739					386,790
Repurchases of common stock			(11)	(128,644)	128,655				—
Contributions to consolidated joint venture interests								6,656	6,656
Consolidation of partially owned entity								59,452	59,452
Cash distributions to noncontrolling interests								(11,053)	(11,053)
Cash distributions declared ($3.0075 per common share, none of which represented a return of capital for federal income tax purposes)							(196,979)		(196,979)
Balance at December 31, 2024	$ 221,932	71,097	$ 711	$4,159,562	$ —	$ 18,196	$ (449,101)	$ 118,651	$4,069,951
Net loss							(96,910)	(971)	(97,881)
Acquisition of subsidiary interest from noncontrolling interest				36,023				(51,654)	(15,631)
Other comprehensive loss						(40,394)			(40,394)
Perpetual preferred stock dividends							(14,950)		(14,950)
DRSPP proceeds		4		251					251
Conversion of units in the Operating Partnership to common stock		47							—
Measurement adjustment for redeemable noncontrolling interest							18,863		18,863
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		11		17,848				698	18,546
Proceeds from issuance of common stock				(1,094)					(1,094)
Contributions to consolidated joint venture interests								4,757	4,757
Contributions to debt fund investments								194,292	194,292
Distributions from debt fund investments								(21,354)	(21,354)
Cash distributions to noncontrolling interests								(3,126)	(3,126)

SL Green Realty Corp.
Consolidated Statements of Equity
(in thousands, except per share data)

| | | SL Green Realty Corp. Stockholders | | | | | | | |
| | | Common Stock | | | | | | | |
	Series I Preferred Stock	Shares	Par Value	Additional Paid-In-Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Noncontrolling Interests	Total
Cash distributions declared ($3.0900 per common share, none of which represented a return of capital for federal income tax purposes)							(199,782)		(199,782)
Balance at December 31, 2025	$ 221,932	71,159	$ 711	$4,212,590	$ —	$ (22,198)	$ (741,880)	$ 241,293	$3,912,448

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

		Year Ended December 31,				
		2025		2024		2023
Operating Activities						
Net (loss) income	$	(96,921)	$	30,222	$	(599,337)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:						
Depreciation and amortization		262,767		214,062		255,647
Equity in net loss from unconsolidated joint ventures		56,143		179,695		76,509
Distributions of cumulative earnings from unconsolidated joint ventures		595		12,992		9,897
Equity in net (gain) loss on sale of interest in unconsolidated joint venture/real estate		(86,068)		(208,144)		13,368
Purchase price and other fair value adjustments		36,233		(88,966)		17,260
Depreciable real estate reserves and impairments		32,092		104,071		382,374
Loss (gain) on sale of real estate, net		2,143		(3,025)		32,370
Loan loss and other investment reserves, net of recoveries		(71,326)		—		6,890
Gain on sale of investments in marketable securities		(10,232)		—		—
Loss (gain) on early extinguishment of debt		—		(43,762)		870
Deferred rents receivable		(4,031)		(1,535)		(17,903)
Non-cash lease expense		21,378		20,290		20,435
Other non-cash adjustments		38,845		46,219		28,174
Changes in operating assets and liabilities:						
Tenant and other receivables		211		(11,804)		(1,725)
Related party receivables		10,671		(11,414)		15,788
Deferred lease costs		(37,290)		(29,271)		(17,427)
Other assets		(6,961)		15,968		(1,922)
Accounts payable, accrued expenses, other liabilities and security deposits		(26,863)		(74,501)		11,974
Deferred revenue		(12,514)		(4,799)		8,057
Lease liability - operating leases		(25,966)		(16,703)		(11,796)
Net cash provided by operating activities		82,906		129,595		229,503
Investing Activities						
Acquisitions of real estate property	$	(271,649)	$	—	$	—
Additions to land, buildings and improvements		(255,631)		(211,869)		(259,663)
Acquisition deposits and deferred purchase price		(65,300)		(23,050)		—
Investments in unconsolidated joint ventures		(182,737)		(451,233)		(184,481)
Distributions in excess of cumulative earnings from unconsolidated joint ventures		100,905		161,474		140,569
Net proceeds from disposition of real estate/joint venture interest		330,437		729,025		557,611
Cash and restricted cash assumed from consolidation of real estate investment		7,181		19,017		—
Cash and restricted cash derecognized from disposition and deconsolidation of real estate investment		(10,340)		—		—
Proceeds from sale or redemption of marketable securities		60,107		—		—
Investments in marketable securities		(41,413)		(12,368)		—
Investments in real estate loans held by consolidated securitization vehicles		(49,296)		(117,894)		—
Repayment of senior obligations of consolidated securitization vehicles		(231,704)		—		—
Proceeds from sale or redemption of real estate loans held by consolidated securitization vehicles		430,000		—		—
Other investments		(43,391)		(21,535)		(17,334)
Origination or purchase of debt fund investments		(127,359)		—		—
Repayment or redemption of debt fund investments		20,000		—		—
Origination of debt and preferred equity investments		(13,073)		(16,310)		(65,357)

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Repayments or redemption of debt and preferred equity investments	**12,464**	63,496	—
Net cash (used in) provided by investing activities	**(330,799)**	118,753	171,345
Financing Activities			
Proceeds from mortgages and other loans payable	**$ 205,036**	$ 4,450	$ —
Repayments of mortgages and other loans payable	**(45,690)**	(68,977)	(25,826)
Proceeds from revolving credit facility, term loans and senior unsecured notes	**1,100,075**	1,170,000	538,000
Repayments of revolving credit facility, term loans and senior unsecured notes	**(880,075)**	(1,510,000)	(828,000)
Payment of debt extinguishment costs	**—**	—	—
Proceeds from stock options exercised and DRSPP issuance	**251**	52,308	525
Proceeds from issuance of common stock	**(1,094)**	386,790	—
Redemption of preferred stock	**—**	(2,503)	(11,700)
Redemption of OP units	**(22,303)**	(38,177)	(9,076)
Distributions to noncontrolling interests in other partnerships	**(3,126)**	(11,053)	(2,777)
Contributions from noncontrolling interests in other partnerships	**4,706**	6,584	6,932
Acquisition of subsidiary interest from noncontrolling interest	**—**	(7,289)	—
Distributions to noncontrolling interests in the Operating Partnership	**(14,162)**	(13,915)	(14,779)
Contributions from noncontrolling interests to debt fund investments	**194,292**	—	—
Distributions to debt fund investments	**(21,354)**	—	—
Dividends paid on common and preferred stock	**(242,635)**	(218,823)	(230,931)
Other obligation related to secured borrowing	**—**	—	129,656
Tax withholdings related to restricted share awards	**(13,903)**	(182)	—
Deferred loan costs	**(7,268)**	(1,442)	(1,407)
Net cash provided by (used in) financing activities	**252,750**	(252,229)	(449,383)
Net increase (decrease) in cash, cash equivalents, and restricted cash	**4,857**	(3,881)	(48,535)
Cash, cash equivalents, and restricted cash at beginning of year	**331,638**	335,519	384,054
Cash, cash equivalents, and restricted cash at end of year	**$ 336,495**	$ 331,638	$ 335,519
Supplemental cash flow disclosures:			
Interest paid	**$ 220,341**	$ 200,752	$ 229,119
Income taxes paid	**$ 6,891**	$ 9,001	$ 7,815
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Exchange of preferred equity investment for real estate	**$ 138,954**	$ —	$ —
Exchange of debt investment for real estate or equity in joint venture	**—**	—	349,946
Acquisition of subsidiary interest from noncontrolling interest	**55,435**	1,927	—
Transfer of investments to debt fund	**38,422**	—	—
Measurement adjustment for redeemable noncontrolling interest	**18,863**	107,632	15,486
Conversion of partner loan	**15,632**	—	—
Consolidation of a subsidiary	**—**	50,377	—
Investment in joint venture	**—**	10,639	—
Deconsolidation of a subsidiary	**—**	—	101,351
Deconsolidation of subsidiary debt	**—**	—	1,712,750
Debt and preferred equity investments	**—**	1,133	—
Extinguishment of debt	**—**	46,835	—
Removal of fully depreciated commercial real estate properties	**5,157**	6,903	16,313

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Contribution to consolidated joint venture by noncontrolling interest	**51**	72	8,134
Share repurchase or redemption payable	**—**	9,514	9,513
Recognition of lease liabilities arising from obtaining right-of-use assets	**20,169**	—	—
Consolidation of securitization vehicle assets	**828,143**	600,521	—
Consolidation of securitization vehicle liabilities	**828,143**	600,521	—

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Year Ended December 31,					
	2025		**2024**		**2023**	
Cash and cash equivalents	$	**155,747**	$	184,294	$	221,823
Restricted cash		**180,748**		147,344		113,696
Total cash, cash equivalents, and restricted cash	$	**336,495**	$	331,638	$	335,519

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Balance Sheets
(in thousands, except per unit data)

	December 31, 2025	December 31, 2024
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 1,699,215	$ 1,357,041
Building and improvements	4,012,305	3,862,224
Building leasehold and improvements	1,448,112	1,388,476
	7,159,632	6,607,741
Less: accumulated depreciation	(2,306,377)	(2,126,081)
	4,853,255	4,481,660
Cash and cash equivalents	155,747	184,294
Restricted cash	180,748	147,344
Investments in marketable securities	23,666	22,812
Tenant and other receivables	45,524	44,055
Related party receivables	16,293	26,865
Deferred rents receivable	266,678	266,428
Debt and preferred equity investments, net of discounts and deferred origination fees of $14 and $1,618 and allowances of $454 and $13,520 in 2025 and 2024, respectively	168,358	303,726
Investments in unconsolidated joint ventures	2,624,755	2,690,138
Debt fund investments, at fair value	152,958	—
Deferred costs, net of amortization of $174,617 and $308,923, respectively	129,019	117,132
Right of use asset - financing leases	—	—
Right of use asset - operating leases	864,430	865,639
Real estate loans held by consolidated securitization vehicles (includes $1,023,877 and $584,134 at fair value as of December 31, 2025 and December 31, 2024, respectively)	1,023,877	709,095
Other assets	577,299	610,911
Total assets [1]	$ 11,082,607	$ 10,470,099
Liabilities		
Mortgages and other loans payable, net	$ 2,146,049	$ 1,944,635
Revolving credit facility, net	637,796	316,240
Unsecured term loans, net	1,147,591	1,146,010
Unsecured notes, net	—	99,897
Accrued interest payable	15,221	16,527
Senior obligations of consolidated securitization vehicles (includes $1,023,877 and $567,487 at fair value as of December 31, 2025 and December 31, 2024, respectively)	1,023,877	590,131
Other liabilities	392,756	414,153
Accounts payable and accrued expenses	134,621	122,674
Deferred revenue	147,419	164,887
Lease liability - financing leases	108,183	106,853
Lease liability - operating leases	805,192	810,989
Dividend and distributions payable	2,536	21,816
Security deposits	68,276	60,331
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities	100,000	100,000
Total liabilities [1]	6,729,517	5,915,143

SL Green Operating Partnership, L.P.
Consolidated Balance Sheets
(in thousands, except per unit data)

	December 31, 2025	December 31, 2024
Commitments and contingencies (See Note 20)		
Limited partner interests in SLGOP (4,538 and 4,510 limited partner common units outstanding at December 31, 2025 and 2024, respectively)	**241,371**	288,941
Preferred units and redeemable equity	**199,271**	196,064
Capital		
SLGOP partners' capital:		
Series I Preferred Units, $25.00 liquidation preference, 9,200 issued and outstanding at both December 31, 2025 and 2024	**221,932**	221,932
SL Green partners' capital (757 and 756 general partner common units, and 70,402 and 70,341 limited partner common units outstanding at December 31, 2025 and 2024, respectively)	**3,471,421**	3,711,172
Accumulated other comprehensive (loss) income	**(22,198)**	18,196
Total SLGOP partners' capital	**3,671,155**	3,951,300
Noncontrolling interests in other partnerships	**241,293**	118,651
Total capital	**3,912,448**	4,069,951
Total liabilities and capital	**$ 11,082,607**	$ 10,470,099

(1) The Operating Partnership's consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs"). See Note 2. The consolidated balance sheets include the following amounts related to our consolidated VIEs, excluding the Operating Partnership: $185.2 million and $236.7 million of land, $207.5 million and $159.1 million of building and improvements, $— million and $— million of building and leasehold improvements, $— million and $— million of right of use assets, $6.3 million and $4.1 million of accumulated depreciation, $153.0 million and $— million of debt fund investments, $1,023.9 million and $709.1 million of real estate loans held by consolidated securitization vehicles, $862.5 million and $830.3 million of other assets included in other line items, $328.6 million and $357.9 million of real estate debt, net, $0.9 million and $1.1 million of accrued interest payable, $— million and $— million of lease liabilities, $1,023.9 million and $590.1 million of senior obligations of consolidated securitization vehicles and $287.5 million and $324.8 million of other liabilities included in other line items as of December 31, 2025 and December 31, 2024, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Operations
(in thousands, except per unit data)

	Year Ended December 31,					
	2025		**2024**		**2023**	
Revenues						
Rental revenue, net	$	**680,105**	$	605,999	$	683,335
SUMMIT Operator revenue		**122,344**		133,214		118,260
Investment income		**29,377**		24,353		34,705
Interest income from real estate loans held by consolidated securitization vehicles		**62,734**		18,980		—
Other income		**108,486**		103,726		77,410
Total revenues		**1,003,046**		886,272		913,710
Expenses						
Operating expenses, including related party expenses of $9 in 2025, $7 in 2024 and $5 in 2023		**226,099**		189,598		196,696
Real estate taxes		**155,023**		128,187		143,757
Operating lease rent		**24,423**		24,423		27,292
SUMMIT Operator expenses		**116,364**		111,739		101,211
Interest expense, net of interest income		**187,656**		147,220		137,114
Amortization of deferred financing costs		**7,054**		6,619		7,837
SUMMIT Operator tax expense		**3,259**		730		9,201
Interest expense on senior obligations of consolidated securitization vehicles		**60,693**		14,634		—
Depreciation and amortization		**255,713**		207,443		247,810
Loan loss and other investment reserves, net of recoveries		**(71,326)**		—		6,890
Transaction related costs		**13,942**		401		1,099
Marketing, general and administrative		**89,310**		85,187		111,389
Total expenses		**1,068,210**		916,181		990,296
Equity in net loss from unconsolidated joint ventures		**(56,143)**		(179,695)		(76,509)
Loss from debt fund investments, net		**(1,446)**		—		—
Equity in net gain (loss) on sale of interest in unconsolidated joint venture/real estate		**86,068**		208,144		(13,368)
Purchase price and other fair value adjustments		**(36,233)**		88,966		(17,260)
(Loss) gain on sale of real estate, net		**(2,143)**		3,025		(32,370)
Depreciable real estate reserves and impairments		**(32,092)**		(104,071)		(382,374)
Gain on sale of marketable securities		**10,232**		—		—
Gain (loss) on early extinguishment of debt		**—**		43,762		(870)
Net (loss) income		**(96,921)**		30,222		(599,337)
Noncontrolling interests in other partnerships		**971**		928		4,568
Preferred units distributions		**(8,633)**		(8,643)		(7,255)
Net (loss) income attributable to SLGOP		**(104,583)**		22,507		(602,024)
Perpetual preferred unit dividends		**(14,950)**		(14,950)		(14,950)
Net (loss) income attributable to SLGOP common unitholders	$	**(119,533)**	$	7,557	$	(616,974)
Basic (loss) earnings per unit	$	**(1.67)**	$	0.04	$	(9.12)
Diluted (loss) earnings per unit	$	**(1.67)**	$	0.04	$	(9.12)
Basic weighted average common units outstanding		**74,407**		68,736		67,972
Diluted weighted average common units and common unit equivalents outstanding		**74,407**		69,605		67,972

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Comprehensive (Loss) Income
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net (loss) income	$ (96,921)	$ 30,222	$ (599,337)
Other comprehensive (loss) income:			
(Decrease) increase in unrealized value of derivative instruments, including SL Green's share of joint venture derivative instruments	(43,829)	318	(32,437)
Increase (decrease) in unrealized value of marketable securities	631	552	(1,650)
Other comprehensive (loss) income	(43,198)	870	(34,087)
Comprehensive (loss) income	(140,119)	31,092	(633,424)
Net loss attributable to noncontrolling interests	971	928	4,568
Other comprehensive loss (income) attributable to noncontrolling interests	2,804	(151)	1,960
Comprehensive (loss) income attributable to SLGOP	$ (136,344)	$ 31,869	$ (626,896)

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Capital
(in thousands, except per unit data)

	SL Green Operating Partnership Unitholders					
		Partners' Interest				
	Series I Preferred Units	Common Units	Common Unitholders	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance at December 31, 2022	$ 221,932	64,380	$ 4,313,497	$ 49,604	$ 61,889	$4,646,922
Net loss			(564,559)		(4,568)	(569,127)
Other comprehensive loss				(32,127)		(32,127)
Perpetual preferred unit dividends			(14,950)			(14,950)
DRSPP proceeds		17	525			525
Measurement adjustment for redeemable noncontrolling interest			(15,486)			(15,486)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		329	35,573			35,573
Contributions to consolidated joint venture interests					15,066	15,066
Cash distributions to noncontrolling interests					(2,777)	(2,777)
Cash distributions declared ($3.2288 per common unit, none of which represented a return of capital for federal income tax purposes)			(207,694)			(207,694)
Balance at December 31, 2023	$ 221,932	64,726	$ 3,546,906	$ 17,477	$ 69,610	$3,855,925
Net income			22,010		(928)	21,082
Acquisition of subsidiary interest from noncontrolling interest			(4,130)		(5,086)	(9,216)
Other comprehensive income				719		719
Perpetual preferred unit dividends			(14,950)			(14,950)
DRSPP proceeds		729	52,308			52,308
Conversion of common units		124				—
Measurement adjustment for redeemable noncontrolling interest			(107,631)			(107,631)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		455	26,848			26,848
Proceeds from issuance of common stock		5,063	386,790			386,790
Contributions to consolidated joint venture interests					6,656	6,656
Consolidation of partially owned entity					59,452	59,452
Cash distributions to noncontrolling interests					(11,053)	(11,053)
Cash distributions declared ($3.0075 per common unit, none of which represented a return of capital for federal income tax purposes)			(196,979)			(196,979)
Balance at December 31, 2024	$ 221,932	71,097	$ 3,711,172	$ 18,196	$ 118,651	$4,069,951
Net loss			(96,910)		(971)	(97,881)
Acquisition of subsidiary interest from noncontrolling interest			36,023		(51,654)	(15,631)
Other comprehensive loss				(40,394)		(40,394)
Perpetual preferred unit dividends			(14,950)			(14,950)
DRSPP proceeds		4	251			251
Conversion of common units		47	—			—
Measurement adjustment for redeemable noncontrolling interest			18,863			18,863
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		11	17,848		698	18,546
Proceeds from issuance of common stock		—	(1,094)			(1,094)
Contributions to consolidated joint venture interests					4,757	4,757
Contributions to debt fund investments					194,292	194,292
Distributions from debt fund investments					(21,354)	(21,354)
Cash distributions to noncontrolling interests					(3,126)	(3,126)
Cash distributions declared ($3.0900 per common unit, none of which represented a return of capital for federal income tax purposes)			(199,782)			(199,782)
Balance at December 31, 2025	**$ 221,932**	**71,159**	**$ 3,471,421**	**$ (22,198)**	**$ 241,293**	**$3,912,448**

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Operating Activities			
Net (loss) income	$ **(96,921)**	$ 30,222	$ (599,337)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	**262,767**	214,062	255,647
Equity in net loss from unconsolidated joint ventures	**56,143**	179,695	76,509
Distributions of cumulative earnings from unconsolidated joint ventures	**595**	12,992	9,897
Equity in net (gain) loss on sale of interest in unconsolidated joint venture/real estate	**(86,068)**	(208,144)	13,368
Purchase price and other fair value adjustments	**36,233**	(88,966)	17,260
Depreciable real estate reserves and impairments	**32,092**	104,071	382,374
Loss (gain) on sale of real estate, net	**2,143**	(3,025)	32,370
Loan loss reserves and other investment reserves, net of recoveries	**(71,326)**	—	6,890
Gain on sale of investments in marketable securities	**(10,232)**	—	—
Loss (gain) on early extinguishment of debt	**—**	(43,762)	870
Deferred rents receivable	**(4,031)**	(1,535)	(17,903)
Non-cash lease expense	**21,378**	20,290	20,435
Other non-cash adjustments	**38,845**	46,219	28,174
Changes in operating assets and liabilities:			
Tenant and other receivables	**211**	(11,804)	(1,725)
Related party receivables	**10,671**	(11,414)	15,788
Deferred lease costs	**(37,290)**	(29,271)	(17,427)
Other assets	**(6,961)**	15,968	(1,922)
Accounts payable, accrued expenses, other liabilities and security deposits	**(26,863)**	(74,501)	11,974
Deferred revenue	**(12,514)**	(4,799)	8,057
Lease liability - operating leases	**(25,966)**	(16,703)	(11,796)
Net cash provided by operating activities	**82,906**	129,595	229,503
Investing Activities			
Acquisitions of real estate property	$ **(271,649)**	$ —	$ —
Additions to land, buildings and improvements	**(255,631)**	(211,869)	(259,663)
Acquisition deposits and deferred purchase price	**(65,300)**	(23,050)	—
Investments in unconsolidated joint ventures	**(182,737)**	(451,233)	(184,481)
Distributions in excess of cumulative earnings from unconsolidated joint ventures	**100,905**	161,474	140,569
Net proceeds from disposition of real estate/joint venture interest	**330,437**	729,025	557,611
Cash and restricted cash assumed from consolidation of real estate investment	**7,181**	19,017	—
Cash and restricted cash derecognized from disposition and deconsolidation of real estate investment	**(10,340)**	—	—
Proceeds from sale or redemption of marketable securities	**60,107**	—	—
Investments in marketable securities	**(41,413)**	(12,368)	—
Investments in real estate loans held by consolidated securitization vehicles	**(49,296)**	(117,894)	—
Repayment of senior obligations of consolidated securitization vehicles	**(231,704)**	—	—
Proceeds from sale or redemption of real estate loans held by consolidated securitization vehicles	**430,000**	—	—
Other investments	**(43,391)**	(21,535)	(17,334)
Origination or purchase of debt fund investments	**(127,359)**	—	—
Repayment or redemption of debt fund investments	**20,000**	—	—

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Origination of debt and preferred equity investments	(13,073)	(16,310)	(65,357)
Repayments or redemption of debt and preferred equity investments	12,464	63,496	—
Net cash (used in) provided by investing activities	(330,799)	118,753	171,345
Financing Activities			
Proceeds from mortgages and other loans payable	$ 205,036	$ 4,450	$ —
Repayments of mortgages and other loans payable	(45,690)	(68,977)	(25,826)
Proceeds from revolving credit facility, term loans and senior unsecured notes	1,100,075	1,170,000	538,000
Repayments of revolving credit facility, term loans and senior unsecured notes	(880,075)	(1,510,000)	(828,000)
Proceeds from stock options exercised and DRSPP issuance	251	52,308	525
Proceeds from issuance of common units	(1,094)	386,790	—
Redemption of preferred units	—	(2,503)	(11,700)
Redemption of OP units	(22,303)	(38,177)	(9,076)
Distributions to noncontrolling interests in other partnerships	(3,126)	(11,053)	(2,777)
Contributions from noncontrolling interests in other partnerships	4,706	6,584	6,932
Contributions from noncontrolling interests to debt fund investments	194,292	—	—
Distributions to debt fund investments	(21,354)	—	—
Distributions paid on common and preferred units	(256,797)	(232,738)	(245,710)
Acquisition of subsidiary interest from noncontrolling interest	—	(7,289)	—
Other obligation related to secured borrowing	—	—	129,656
Tax withholdings related to restricted share awards	(13,903)	(182)	—
Deferred loan costs	(7,268)	(1,442)	(1,407)
Net cash provided by (used in) financing activities	252,750	(252,229)	(449,383)
Net increase (decrease) in cash, cash equivalents, and restricted cash	4,857	(3,881)	(48,535)
Cash, cash equivalents, and restricted cash at beginning of year	331,638	335,519	384,054
Cash, cash equivalents, and restricted cash at end of year	$ 336,495	$ 331,638	$ 335,519
Supplemental cash flow disclosures:			
Interest paid	$ 220,341	$ 200,752	$ 229,119
Income taxes paid	$ 6,891	$ 9,001	$ 7,815
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Exchange of preferred equity investment for real estate	$ 138,954	$ —	$ —
Exchange of debt investment for real estate or equity in joint venture	—	—	349,946
Acquisition of subsidiary interest from noncontrolling interest	55,435	1,927	—
Transfer of investments to debt fund	38,422	—	—
Measurement adjustment for redeemable noncontrolling interest	18,863	107,632	15,486
Conversion of partner loan	15,632	—	—
Consolidation of a subsidiary	—	50,377	—
Investment in joint venture	—	10,639	—
Deconsolidation of a subsidiary	—	—	101,351
Deconsolidation of subsidiary debt	—	—	1,712,750
Debt and preferred equity investments	—	1,133	—
Extinguishment of debt	—	46,835	—
Removal of fully depreciated commercial real estate properties	5,157	6,903	16,313

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Contribution to consolidated joint venture by noncontrolling interest	**51**	72	8,134
Share repurchase or redemption payable	**—**	9,514	9,513
Recognition of lease liabilities arising from obtaining right-of-use assets	**20,169**	—	—
Consolidation of securitization vehicle assets	**828,143**	600,521	—
Consolidation of securitization vehicle liabilities	**828,143**	600,521	—

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash and cash equivalents	**$ 155,747**	$ 184,294	$ 221,823
Restricted cash	**180,748**	147,344	113,696
Total cash, cash equivalents, and restricted cash	**$ 336,495**	$ 331,638	$ 335,519

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp. and SL Green Operating Partnership, L.P.
Notes to Consolidated Financial Statements
December 31, 2025

1. Organization and Basis of Presentation

SL Green Realty Corp., which is referred to as the Company or SL Green, a Maryland corporation, and SL Green Operating Partnership, L.P., which is referred to as SLGOP or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. All of the management, leasing and construction services that are provided to the properties that are wholly-owned by us and that are provided to certain joint ventures are conducted through SL Green Management LLC and S.L. Green Management Corp., respectively, which are 100% owned by the Operating Partnership. The Company has qualified, and expects to qualify in the current fiscal year, as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to minimize the payment of Federal income taxes at the corporate level. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

Substantially all of our assets are held by, and all of our operations are conducted through, the Operating Partnership. The Company is the sole managing general partner of the Operating Partnership. As of December 31, 2025, noncontrolling investors held, in the aggregate, a 6.42% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interests in the Operating Partnership. The Operating Partnership is considered a variable interest entity, or VIE, in which we are the primary beneficiary. See Note 11, "Noncontrolling Interests on the Company's Consolidated Financial Statements."

On December 31, 2025, we owned the following interests in properties in the New York metropolitan area, primarily in midtown Manhattan. Our investments located outside of Manhattan are referred to as the Suburban properties:

		Consolidated		Unconsolidated		Total		
Location	**Property Type**	**Number of Buildings**	**Approximate Square Feet (unaudited)**	**Number of Buildings**	**Approximate Square Feet (unaudited)**	**Number of Buildings**	**Approximate Square Feet (unaudited)**	**Weighted Average Leased Occupancy(1) (unaudited)**
Commercial:								
Manhattan	Office	16	9,480,852	10	13,868,633	26	23,349,485	93.0 %
	Retail	5	313,347	—	—	5	313,347	84.8 %
	Development/ Redevelopment	5 (2)	1,249,983	—	—	5	1,249,983	N/A
		26	11,044,182	10	13,868,633	36	24,912,815	92.9 %
Suburban	Office	6	732,800	—	—	6	732,800	79.4 %
Total commercial properties		32	11,776,982	10	13,868,633	42	25,645,615	92.5 %
Residential:								
Manhattan	Residential	1 (2)	363,237	1	221,884	2	585,121	98.7 %
Total core portfolio		33	12,140,219	11	14,090,517	44	26,230,736	92.6 %
	Alternative Strategy Portfolio	—	—	5	2,509,307	5	2,509,307	59.3 %

(1) The weighted average leased occupancy for commercial properties represents the total leased square feet divided by the total square footage at acquisition. The weighted average leased occupancy for residential properties represents the total leased units divided by the total available units. Properties under construction are not included in the calculation of weighted average leased occupancy.

(2) As of December 31, 2025, we owned a building at 7 Dey Street / 185 Broadway that was comprised of approximately 140,382 square feet (unaudited) of residential space and approximately 50,206 square feet (unaudited) of office and retail space that is under redevelopment. For the purpose of this report, we have included this building in the number of residential properties we own. However, we have included only the residential square footage in the residential approximate square footage, and have listed the balance of the square footage as development square footage.

As of December 31, 2025, we also managed one office building and one retail building owned by third parties encompassing approximately 0.4 million square feet (unaudited).

Partnership Agreement

In accordance with the partnership agreement of the Operating Partnership, or the Operating Partnership Agreement, we allocate all distributions and profits and losses in proportion to the percentage of ownership interests of the respective partners, subject to the priority distributions with respect to preferred units and special provisions that apply to Long Term Incentive Plan ("LTIP") Units. As the managing general partner of the Operating Partnership, we are required to take such reasonable efforts, as determined by us in our sole discretion, to cause the Operating Partnership to distribute sufficient amounts to enable the payment of sufficient dividends by us to minimize any Federal income or excise tax at the Company level. Under the Operating Partnership Agreement, each limited partner has the right to redeem units of limited partnership interests for cash, or if we so elect, shares of SL Green's common stock on a one-for-one basis.

Subsequent Events

In January 2026, the Company closed on the acquisition of Park Avenue Tower, located at 65 East 55th Street, for $730.0 million. The Company financed the acquisition with a new, five-year, fixed-rate $480.0 million mortgage that carries a stated coupon of 5.30%, which the Company hedged to an effective rate of 5.25%.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly owned or controlled by us. Entities which we have significant influence, but do not control, through our voting interest and entities which are variable interest entities, but where we are not the primary beneficiary, are accounted for under the equity method. See Note 5, "Debt and Preferred Equity Investments" and Note 6, "Investments in Unconsolidated Joint Ventures." All significant intercompany balances and transactions have been eliminated.

We consolidate a variable interest entity ("VIE") in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

A noncontrolling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to us. Noncontrolling interests are required to be presented as a separate component of equity in the consolidated balance sheet and the presentation of net income is modified to present earnings and other comprehensive income (loss) attributed to controlling and noncontrolling interests.

We assess the accounting treatment for each joint venture and debt and preferred equity investment. This assessment includes a review of each joint venture or limited liability company agreement to determine the rights provided to each party and whether those rights are protective or participating. For all VIEs, we review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity's economic performance. In situations where we and our partner approve, among other things, the annual budget, receive a detailed monthly reporting package, meet on a quarterly basis to review the results of the joint venture, review and approve the joint venture's tax return before filing, and approve all leases that cover more than a nominal amount of space relative to the total rentable space at each property, we do not consolidate the joint venture as we consider these to be substantive participation rights that result in shared power of the activities that most significantly impact the performance of the joint venture. Our joint venture agreements typically contain certain protective rights such as requiring partner approval to sell, finance or refinance the property and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

Investment in Commercial Real Estate Properties

Real estate properties are presented at cost less accumulated depreciation and amortization. Costs directly related to the development or redevelopment of properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

We recognize the assets acquired, liabilities assumed (including contingencies) and any noncontrolling interests in an acquired entity at their respective fair values on the acquisition date. When we acquire our partner's equity interest in an existing unconsolidated joint venture and gain control over the investment, we record the consolidated investment at fair value. The difference between the book value of our equity investment on the purchase date and our share of the fair value of the investment's purchase price is recorded as a purchase price fair value adjustment in our consolidated statements of operations. See Note 3, "Property Acquisitions."

We allocate the purchase price of real estate to land and building (inclusive of tenant improvements) and, if determined to be material, intangibles, such as the value of above- and below-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building (inclusive of tenant improvements) over their estimated useful lives, which generally range from 3 years to 40 years. We amortize the amount allocated to the above- and below-market leases over the remaining term of the associated lease, which generally range from 1 year to 15 years, and record it as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental income. We amortize the amount allocated to the values associated with in-place leases over the expected term of the associated lease, which generally ranges from 1 year to 15 years. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. Origination costs are amortized as an expense over the remaining life of the lease and tenant improvements are amortized over the shorter of the remaining life of the lease or useful life of the improvement (or charged against earnings if the lease is terminated prior to its contractual expiration date). When allocating the purchase price of real estate, we assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. To the extent acquired leases contain fixed rate renewal options that are below-market and determined to be material, we amortize such below-market lease value into rental income over the renewal period. As of December 31, 2025, the weighted average amortization period for above-market leases, below-market leases, and in-place lease costs is 9.9 years, 11.4 years, and 6.6 years, respectively.

The Company classifies those leases under which the Company is the lessee at lease commencement as finance or operating leases. Leases qualify as finance leases if (i) the lease transfers ownership of the asset at the end of the lease term, (ii) the lease grants an option to purchase the asset that we are reasonably certain to exercise, (iii) the lease term is for a major part of the remaining economic life of the asset, (iv) the present value of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement the Company records a lease liability which is measured as the present value of the lease payments and a right of use asset which is measured as the amount of the lease liability and any initial direct costs incurred. The Company applies a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is known, the Company uses that rate. If the rate implicit in the lease is not known, the Company uses a discount rate reflective of the Company's collateralized borrowing rate given the term of the lease. To determine the discount rate, the Company employs a third party specialist to develop an analysis based primarily on the observable borrowing rates of the Company, other REITs, and other corporate borrowers with long-term borrowings. On the consolidated statements of operations, operating leases are expensed through operating lease rent while financing leases are expensed through amortization and interest expense. When applicable, the Company combines the consideration for lease and non-lease components in the calculation of the value of the lease obligation and right-of-use asset.

We incur a variety of costs in the development and leasing of our properties. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determining when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and building under development include specifically identifiable costs. The capitalized costs include, but are not limited to, pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year after major construction activity ceases. We cease capitalization on the portions substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

Properties other than Right of use assets - operating leases are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Right of use assets - financing leases	lesser of 40 years or remaining term of the lease
Furniture and fixtures	4 to 7 years
Tenant improvements	shorter of remaining term of the lease or useful life

Right of use assets - operating leases are amortized over the remaining lease term. The amortization is made up of the principal amortization under the lease liability plus or minus the straight-line adjustment of the operating lease rent under ASC Topic 842, *Leases* ("ASC 842").

Depreciation expense (including amortization of right of use assets - financing leases) totaled $231.4 million, $183.9 million, and $221.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Properties are individually evaluated for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A consolidated property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted) and terminal value to be generated by the property is less than the carrying value of the property taking into account the appropriate capitalization rate in determining the future terminal value. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property as calculated in accordance with Accounting Standards Codification, or ASC Topic 820, *Fair Value Measurement ("ASC 820")*. We also evaluate our real estate consolidated properties for impairment when a property has been classified as held for sale. Real estate assets held for sale are valued at the lower of their carrying value or fair value less costs to sell and depreciation expense is no longer recorded.

During the year ended December 31, 2025, the Company recognized a $8.5 million charge to reduce the carrying value of the residential condominium units at 760 Madison Avenue based on the total of the sales contracts that the Company entered into for these units. This charge is included in "Depreciable real estate reserves and impairments" in the consolidated statements of operations.

For the year ended December 31, 2025, we recognized a reduction of rental revenue of ($6.0 million) for the amortization of aggregate above-market leases in excess of below-market leases resulting from the allocation of the purchase price of the applicable properties. For the year ended December 31, 2024, we recognized a reduction of rental revenue of ($2.6 million) for the amortization of aggregate above-market leases in excess of below-market leases. For the year ended December 31, 2023 we recognized $14.2 million of rental revenue for the amortization of aggregate below-market leases in excess of above-market leases.

The following summarizes our identified intangible assets (acquired above-market leases and in-place leases) and intangible liabilities (acquired below-market leases) as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Identified intangible assets (included in other assets):		
Gross amount	$ 365,454	$ 378,277
Accumulated amortization	(224,360)	(197,211)
Total, net	$ 141,094	$ 181,066
Identified intangible liabilities (included in deferred revenue):		
Gross amount	$ 242,136	$ 243,703
Accumulated amortization	(207,798)	(204,092)
Total, net	$ 34,338	$ 39,611

The estimated annual amortization of acquired above-market leases, net of acquired (below-market) leases (a component of rental revenue), for each of the five succeeding years is as follows (in thousands):

2026	$ 4,239
2027	4,202
2028	3,436
2029	2,647
2030	1,165

The estimated annual amortization of all other identifiable assets (a component of depreciation and amortization expense) including tenant improvements for each of the five succeeding years is as follows (in thousands):

2026	$ 32,932
2027	25,568
2028	20,635
2029	18,067
2030	12,916

Cash and Cash Equivalents

We consider all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of our tenants, interest reserves, as well as capital improvement and real estate tax escrows required under certain loan agreements.

Fair Value Measurements

See Note 16, "Fair Value Measurements."

Debt Fund Investments

Through wholly-owned subsidiaries, we are the general partner and investment manager of SLG Opportunistic Debt Fund LP and SLG Opportunistic Debt Parallel Fund LP (collectively, the "Fund"). The Fund is accounted for under ASC Topic 946, *Financial Services - Investment Companies* ("ASC 946") and its investments are reported on our balance sheet at fair value, with changes in value each period recognized on the income statement. We consolidate the balances of the Fund into our consolidated financial statements because the Fund is a VIE in which we are considered the primary beneficiary, retaining the fair value basis of accounting. See Note 7, "Debt Fund."

Investments in Marketable Securities

At acquisition, we designate a debt security as held-to-maturity, available-for-sale, or trading. As of December 31, 2025, we did not have any debt securities designated as trading. We account for our available-for-sale securities at fair value pursuant to ASC 820, with the net unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. The cost of marketable securities sold and the amount reclassified out of accumulated other comprehensive income into earnings is determined using the specific identification method.

We account for our held-to-maturity securities at amortized cost basis. Credit losses for our held-to-maturity debt securities are recognized in accordance with ASC Topic 326, *Financial Instruments — Credit Losses* ("ASC 326"). No allowance for loan losses were recognized for the years ended December 31, 2025, 2024, and 2023.

We account for marketable equity securities at fair value pursuant to ASC 820, with the net unrealized gains or losses reported in net income.

As of December 31, 2025 and 2024, we held the following commercial mortgage-backed securities ("CMBS") (in thousands):

	December 31, 2025	December 31, 2024
Commercial mortgage-backed securities - available-for-sale	$ 23,666	$ 17,323
Commercial mortgage-backed securities - held-to-maturity	—	5,489
Total investment in marketable securities	$ 23,666	$ 22,812

The cost basis of the available-for-sale CMBS was $24.4 million and $18.3 million as of December 31, 2025 and 2024, respectively. These securities mature at various times through 2045. As of December 31, 2025, five securities were in an unrealized gain position of $0.3 million with a fair market value of $12.5 million, and four securities were in an unrealized loss position of $1.0 million with a fair market value of $11.2 million. These marketable securities were in a continuous unrealized loss position for less than 12 months. As of December 31, 2024 one security was in an unrealized gain position of $0.2 million with a fair market value of $5.5 million, and two securities were in an unrealized loss position of $1.5 million with a fair market value of $11.8 million with one of the securities being in a continuous unrealized loss position for more than 12 months.

During the year ended December 31, 2025, we received aggregate net proceeds of $20.4 million from the sale of three available-for-sale CMBS. We did not dispose of any available-for-sale CMBS during the years ended December 31, 2024, and December 31, 2023.

During the year ended December 31, 2025, we received aggregate net proceeds of $5.7 million from the repayment of our only held-to-maturity CMBS. The cost basis of this security was $5.5 million and was purchased at a $0.2 million discount.

During the year ended December 31, 2025, we acquired marketable equity securities totaling $25.1 million and received aggregate net proceeds of $34.0 million from the sale of those securities. We held no marketable equity securities as of December 31, 2024.

Investment in CMBS Securitization Trusts

We may be contracted as the special servicer for CMBS securitization trusts and, in certain cases, we may also acquire securities in these trusts either directly or indirectly through the Fund. In certain cases, we may acquire the controlling class of the trust and we may have the right to designate, and remove, the special servicer for these trusts. These circumstances may result in our consolidating of the securitization trusts in our financial statements. We evaluate all of our positions and special servicer appointments for consolidation, which are considered to be VIEs to the Company.

As the special servicer, we provide services on defaulted loans within the trusts as permitted by the underlying contractual agreements. We receive a fee in exchange for these services. The rights provided to us as special servicer give us the ability to direct activities that could significantly impact the trust's economic performance, which requires consolidation of the securitization trust unless a third party has the right to unilaterally remove us as special servicer without cause. In such instances where we can be removed as special servicer without cause, we do not have the power to direct activities that most significantly impact the trust's economic performance and would not consolidate the securitization trust.

For CMBS securitization trusts in which we are determined to be the primary beneficiary, we consolidate the securitization trusts on our consolidated balance sheets. The consolidation of such securitization trusts results in a gross presentation of the underlying collateral loans as assets as well as the senior CMBS positions owned by third parties, which are presented as liabilities on our consolidated balance sheets. The assets of the consolidated securitization trust can only be used to satisfy the liabilities of that securitization and are not available to the Company for any other purpose. Additionally, the senior CMBS securitization trust obligations can only be satisfied through repayment of the underlying collateral loans as they do not have any recourse to the Company or our assets.

The Company has not provided any guarantees with respect to the performance or repayment of the senior CMBS obligations.

While consolidation of the securitization trust increases the gross presentation of our consolidated balance sheets, it does not impact the economic exposure or performance of the Company as it is limited to that of the actual investment in the CMBS securitization trust, and not the consolidated senior obligations.

As of December 31, 2025 and 2024, we consolidated the following CMBS securitization trusts (in thousands):

| Type | December 31, 2025 | | December 31, 2024 | | Maturity |
	Fair Value	Principal Value	Fair Value [2]	Principal Value	
Real estate loans held by consolidated securitization vehicles [1]	$ 1,023,877	$ 1,119,044	$ 709,095	$ 894,000	2023 - 2025 [3]
Senior obligations of consolidated securitization vehicles	1,023,877	1,119,044	590,131	688,346	2023 - 2025 [3]
Real estate loans held by consolidated securitization vehicles in excess of senior obligations of consolidated securitization vehicles	$ —	$ —	$ 118,964	$ 205,654	

(1) Excludes real estate loans held by the Fund.
(2) Includes $134.8 million and $34.2 million of assets and liabilities, respectively, for a loan that is accounted for on an amortized cost basis.
(3) The Company is in discussions with the respective borrowers on the resolution of the past maturities.

We have elected to record the associated interest income and interest expense for these investments as separate line items in our consolidated statements of operations. The amounts recorded in "Interest income from real estate loans held by consolidated securitization vehicles" in our consolidated statements of operations include the Company's interest income as well as the interest income associated with CMBS positions owned by third parties, which is offset by the amounts recorded in "Interest expense on senior obligations of consolidated securitization vehicles" in our consolidated statements of operations. As a result, the net impact is limited to the interest income on the CMBS we own directly and not the gross consolidated interest income and interest expense. For CMBS positions held by the Fund, the interest income allocated to noncontrolling interests in the Fund is a component of "Net loss (income) attributable to noncontrolling interests in other partnerships" in our consolidated statements of operations.

We, through the Fund, hold an investment in a CMBS securitization trust that qualifies as a VIE. We evaluated our involvement with the securitization trust and determined that we are not the primary beneficiary. Accordingly, the securitization trust is not consolidated in our financial statements. The maximum exposure to loss is limited to the carrying amount of the Fund's investment in the trust.

Investments in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. We consolidate those joint ventures that we control or which are variable interest entities (each, a "VIE") and where we are considered to be the primary beneficiary. In all these joint ventures, the rights of the joint venture partner are both protective as well as participating. In scenarios where we are determined to be the primary beneficiary in a VIE, these substantive participating rights held by our joint venture partner preclude us from consolidating these VIE entities. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Equity in net income (loss) from unconsolidated joint ventures is allocated based on our ownership or economic interest in each joint venture and includes adjustments related to basis differences in accounting for the investment. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic interest. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans.

We assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on each joint venture's actual and projected cash flows. Aside from charges noted in Note 6, "Investments in Unconsolidated Joint Ventures," or Note 16, "Fair Value Measurements," we do not believe that the values of any of our equity investments were impaired at December 31, 2025.

We may originate loans for real estate acquisition, development and construction ("ADC loans"), where we expect to receive some of the residual profit from such projects. When the risk and rewards of these arrangements are essentially the same as an investor or joint venture partner, we account for these arrangements as real estate investments under the equity method of accounting for investments. Otherwise, we account for these arrangements consistent with the accounting for our debt and preferred equity investments.

Deferred Lease Costs

Deferred lease costs consist of incremental fees and direct costs that would not have been incurred if the lease had not been obtained and are amortized on a straight-line basis over the related lease term. Certain of our employees provide leasing services to the wholly owned properties. For the years ended December 31, 2025, 2024, and 2023, $7.6 million, $8.5 million, and $6.8 million of their compensation, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal, title and other third party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not close. Deferred financing costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability.

Lease Classification

Lease classification for leases under which the Company is the lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Company at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Revenue Recognition

Rental revenue for operating leases is recognized on a straight-line basis over the term of the lease. Rental revenue recognition commences when the leased space is available for its intended use by the lessee.

To determine whether the leased space is available for its intended use by the lessee, management evaluates whether we or the tenant are the owner of tenant improvements for accounting purposes. When management concludes that we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that we are not the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space.

The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the consolidated balance sheets.

In addition to base rent, our tenants also generally will pay variable rent which represents their pro rata share of increases in real estate taxes and certain operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in certain building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters' wage rate in effect during a base year or increases in the consumer price index over the index value in effect during a base year. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. Electricity is most often supplied by the landlord either on a sub-metered basis, or rent inclusion basis (i.e., a fixed fee is included in the rent for electricity, which amount may increase based upon increases in electricity rates or increases in electrical usage by the tenant). Base building services other than electricity (such as heat, air conditioning and freight elevator service during business hours, and base building cleaning) are typically provided at no additional cost, with the tenant paying additional rent only for services which exceed base building services or for services which are provided outside normal business hours. These escalations are based on actual expenses incurred in the prior calendar year. If the expenses in the current year are different from those in the prior year, then during the current year, the escalations will be adjusted to reflect the actual expenses for the current year.

Rental revenue is recognized if collectability is probable. If collectability of substantially all of the lease payments is assessed as not probable, any difference between the rental revenue recognized to date and the lease payments that have been collected is recognized as a current-period adjustment to rental revenue. A subsequent change in the assessment of collectability to probable may result in a current-period adjustment to rental revenue for any difference between the rental revenue that would have been recognized if collectability had always been assessed as probable and the rental revenue recognized to date.

The Company provides its tenants with certain customary services for lease contracts such as common area maintenance and general security. We have elected to combine the non-lease components with the lease components of our operating lease agreements and account for them as a single lease component in accordance with ASC 842.

We record a gain or loss on sale of real estate assets when we no longer have a controlling financial interest in the entity owning the real estate, a contract exists with a third party and that third party has control of the assets acquired.

Investment income on debt and preferred equity investments is accrued based on the contractual terms of the instruments and when it is deemed collectible. Some debt and preferred equity investments provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest is collectible. If management cannot make this determination, interest income above the current pay rate is recognized only upon actual receipt.

Deferred origination fees, original issue discounts and loan origination costs, if any, are recognized as an adjustment to interest income over the terms of the related investments using the effective interest method. Fees received in connection with loan commitments are also deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Discounts or premiums associated with the purchase of loans are amortized or accreted into interest income as a yield adjustment on the effective interest method based on expected cash flows through the expected maturity date of the related investment. If we purchase a debt or preferred equity investment at a discount, intend to hold it until maturity and expect to recover the full value of the investment, we accrete the discount into income as an adjustment to yield over the term of the investment. If we purchase a debt or preferred equity investment at a discount with the intention of foreclosing on the collateral, we do not accrete the discount. For debt investments acquired at a discount for credit quality, the difference between contractual cash flows and expected cash flows at acquisition is not accreted. Anticipated exit fees, the collection of which is expected, are also recognized over the term of the loan as an adjustment to yield.

We consider a debt and preferred equity investment to be past due when amounts contractually due have not been paid. Debt and preferred equity investments are placed on a non-accrual status at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of interest income becomes doubtful. Interest income recognition is resumed on any debt or preferred equity investment that is on non-accrual status when such debt or preferred equity investment becomes contractually current and performance is demonstrated to be resumed.

We may syndicate a portion of the loans that we originate or sell the loans individually. When a transaction meets the criteria for sale accounting, we recognize gain or loss based on the difference between the sales price and the carrying value of the loan sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in investment income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of investment income.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Revenues from the sale of SUMMIT tickets are recognized upon admission or ticket expirations. Deferred revenue related to unused and unexpired tickets as of December 31, 2025 and 2024 was $3.1 million and $3.1 million, respectively, and is included in Deferred revenue on the consolidated balance sheets.

Debt and Preferred Equity Investments

Debt and preferred equity investments are presented at the net amount expected to be collected in accordance with ASC 326. An allowance for loan losses is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected through the expected maturity date of such investments. The expense for loan loss and other investment reserves is the charge to earnings to adjust the allowance for loan losses to the appropriate level. Amounts are written off from the allowance when we de-recognize the related investment either as a result of a sale of the investment or acquisition of equity interests in the collateral.

The Company evaluates the amount expected to be collected based on current market and economic conditions, historical loss information, and reasonable and supportable forecasts. The Company's assumptions are derived from both internal data and external data which may include, among others, governmental economic projections for the New York City Metropolitan area, public data on recent transactions and filings for securitized debt instruments. This information is aggregated by asset class and adjusted for duration. Based on these inputs, loans are evaluated at the individual asset level. In certain instances, we may also use a probability-weighted model that considers the likelihood of multiple outcomes and the amount expected to be collected for each outcome.

The evaluation of the possible credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor requires significant judgment, which include both asset level and market assumptions over the relevant time period.

In addition, quarterly, the Company assigns each loan a risk rating. Based on a 3-point scale, loans are rated "1" through "3," from lower risk to higher risk, which ratings are defined as follows: 1 - Low Risk Assets - Low probability of loss, 2 - Watch List Assets - Higher potential for loss, 3 - High Risk Assets - Loss more likely than not. Loans with risk ratings of 2 or above are evaluated to determine whether the expected risk of loss is appropriately captured through the combination of our expectations of current conditions, historical loss information and supportable forecasts described above or whether risk characteristics specific to the loan warrant the use of a probability-weighted model.

Financing investments that are classified as held for sale are carried at the expected amount to be collected or fair market value using available market information obtained through consultation with dealers or other originators of such investments as well as discounted cash flow models based on Level 3 data pursuant to ASC 820. As circumstances change, management may conclude not to sell an investment designated as held for sale. In such situations, the investment will be reclassified at its expected amount to be collected.

Other financing receivables that are included in balance sheet line items other than the Debt and preferred equity investments line are also measured at the net amount expected to be collected.

Accrued interest receivable amounts related to these debt and preferred equity investment and other financing receivables are recorded at the net amount expected to be collected within Other assets in the consolidated balance sheets. Accrued interest receivables that are written off are recognized as an expense in loan loss and other investment reserves.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the lease liability - operating leases on the consolidated balance sheets.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with our stock offerings are reflected as a reduction of additional paid-in-capital.

Transaction Costs

Transaction costs for real estate asset acquisitions are capitalized to the investment basis, which is then subject to a purchase price allocation based on relative fair value. Transaction costs for business combinations or costs incurred on potential transactions that are not consummated are expensed as incurred.

Income Taxes

SL Green is taxed as a REIT under Section 856(c) of the Code. As a REIT, SL Green generally is not subject to Federal income tax. To maintain its qualification as a REIT, SL Green must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. If SL Green fails to qualify as a REIT in any taxable year, SL Green will be subject to Federal income tax on its taxable income at regular corporate rates. SL Green may also be subject to certain state, local and franchise taxes. Under certain circumstances, Federal income and excise taxes may be due on its undistributed taxable income.

The Operating Partnership is a partnership and, as a result, all income and losses of the partnership are allocated to the partners for inclusion in their respective income tax returns. The only provision for income taxes included in the consolidated statements of operations relates to the Operating Partnership's consolidated taxable REIT subsidiaries. The Operating Partnership may also be subject to certain state, local and franchise taxes.

We have elected, and may elect in the future, to treat certain of our corporate subsidiaries as taxable REIT subsidiaries, or TRSs. In general, TRSs may perform non-customary services for the tenants of the Company, hold assets that we cannot hold directly and generally may engage in any real estate or non-real estate related business. The TRSs generate income, resulting in Federal, state, and local corporate tax liability for these entities. During the years ended December 31, 2025, 2024, and 2023, we recorded Federal, state and local tax provisions of $3.7 million, $4.9 million, and $8.2 million, respectively, for these entities, excluding SUMMIT.

SUMMIT is held in a TRS and pays Federal, state, and local taxes. During the years ended December 31, 2025, 2024, and 2023, we recorded Federal, state and local tax expense for SUMMIT of $3.3 million, $0.7 million, and $9.2 million, respectively.

For the year ended December 31, 2025, the Company paid distributions on its common stock of $3.09 per share which represented $0.16 per share of ordinary income and $2.93 per share of capital gains. For the year ended December 31, 2024, the Company paid distributions on its common stock of $3.16 per share which represented $0.23 per share of ordinary income, and $2.93 per share of capital gains. For the year ended December 31, 2023, the Company paid distributions on its common stock of $3.25 per share which represented $0.00 per share of ordinary income and $3.25 per share of capital gains.

We follow a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that is more-likely-than-not to be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. The use of a valuation allowance as a substitute for derecognition of tax positions is prohibited.

Stock Based Employee Compensation Plans

We have a stock-based employee compensation plan, described more fully in Note 14, "Share-based Compensation."

For share-based awards with a performance or market measure, we recognize compensation cost over the requisite service period, using the accelerated attribution expense method. The requisite service period begins on the date the compensation committee of our Board of Directors authorizes the award, adopts any relevant performance measures and communicates the award to the employees. For programs with awards that vest based on the achievement of a performance condition or market condition, we determine whether it is probable that the performance condition will be met, and estimate compensation cost based on the fair value of the award at the applicable award date estimated using a binomial model or market quotes. For share-based awards for which there is no pre-established performance measure, we recognize compensation cost over the service vesting period, which represents the requisite service period, on a straight-line basis. In accordance with the provisions of our share-based incentive compensation plans, we accept the return of shares of the Company's common stock, at the current quoted market price, from certain key employees to satisfy minimum statutory tax-withholding requirements related to shares that vested during the period.

Awards can also be made in the form of a separate series of units of limited partnership interest in the Operating Partnership called long-term incentive plan units, or LTIP units. LTIP units, which can be granted either as free-standing awards or in tandem with other awards under our stock incentive plan, are valued by reference to the value of the Company's common stock at the time of grant and are subject to such conditions and restrictions as the compensation committee of the Company's board of directors may determine, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives.

The Company's stock options are recorded at fair value at the time of issuance. Fair value of the stock options is determined using the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options.

Compensation cost for stock options, if any, is recognized over the vesting period of the award. Our policy is to grant options with an exercise price equal to the quoted closing market price of the Company's common stock on either the grant date or the date immediately preceding the grant date. Awards of stock or restricted stock are expensed as compensation over the benefit period based on the fair value of the stock on the grant date.

Derivative Instruments

In the normal course of business, we use a variety of commonly used derivative instruments, including, but not limited to, interest rate swaps, caps, collars and floors, to manage interest rate risk. Effectiveness is essential for those derivatives that we intend to qualify for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, we are exposed to the effect of interest rate changes and limit these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

We use a variety of conventional derivative products. These derivatives include, but are not limited to, interest rate swaps, caps, collars and floors. We expressly prohibit the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and presented on the balance sheet could be characterized as cash flow hedges or fair value hedges. Interest rate caps and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of interest payments. For all hedges held by us that meet the hedging objectives established by our corporate policy governing interest rate risk management, no net gains or losses were reported in earnings. The changes in fair value of derivative instruments designated as hedge instruments are reflected in accumulated other comprehensive income. For derivative instruments not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivative instruments, is recognized in current earnings during the period of change.

Earnings per Share of the Company

The Company presents both basic and diluted earnings per share ("EPS") using the two-class method, which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Basic EPS includes participating securities, consisting of unvested restricted stock that receive nonforfeitable dividends similar to shares of common stock. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. Diluted EPS also includes units of limited partnership interest. The dilutive effect of stock options is reflected in the weighted average diluted outstanding shares calculation by application of the treasury stock method.

Earnings per Unit of the Operating Partnership

The Operating Partnership presents both basic and diluted earnings per unit ("EPU") using the two-class method, which is an earnings allocation formula that determines EPU for common units and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPU is computed by dividing the income available to common unitholders by the weighted-average number of common units outstanding for the period. Basic EPU includes participating securities, consisting of unvested restricted units that receive nonforfeitable dividends similar to shares of common units. Diluted EPU reflects the potential dilution that could occur if securities or other contracts to issue common units were exercised or converted into common units, where such exercise or conversion would result in a lower EPU amount. The dilutive effect of unit options is reflected in the weighted average diluted outstanding units calculation by application of the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash investments and accounts receivable. We place our cash investments with high quality financial institutions.

We perform initial and ongoing evaluations of the credit quality of our tenants and require most tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the total value of a tenant's lease obligation, they are a measure of good faith and a potential source of funds to offset the economic costs associated with lost revenue from that tenant and the costs associated with re-tenanting a space. The properties in our real estate portfolio are located in the New York metropolitan area, principally in Manhattan. Our tenants operate in various industries. Other than one tenant, Paramount Global, which accounted for 5.3% of our share of annualized cash rent as of December 31, 2025, no other tenant in our portfolio accounted for more than 5.0% of our share of annualized cash rent, including our share of joint venture annualized cash rent, as of December 31, 2025.

For the years ended December 31, 2025, 2024, and 2023, the following properties contributed more than 5.0% of our annualized cash rent from office properties, including our share of annualized cash rent from joint venture office properties:

2025		2024		2023	
One Vanderbilt Avenue	12.8%	One Vanderbilt Avenue	14.7%	One Vanderbilt Avenue	16.0%
11 Madison Avenue	8.0%	11 Madison Avenue	8.8%	11 Madison Avenue	8.3%
245 Park Avenue	7.2%	420 Lexington Avenue	7.0%	420 Lexington Avenue	6.7%
420 Lexington Avenue	7.1%	1515 Broadway	6.7%	1515 Broadway	6.4%
1515 Broadway	6.5%	245 Park Avenue	6.7%	1185 Avenue of the Americas	5.6%
280 Park Avenue	5.2%	1185 Avenue of the Americas	5.9%	280 Park Avenue	5.5%
		280 Park Avenue	5.2%	245 Park Avenue	5.5%

As of December 31, 2025, 57.1% of our work force is covered by five collective bargaining agreements, and 0.6% of our work force is covered by collective bargaining agreements that expire before December 31, 2026. See Note 19, "Benefits Plans."

Reclassification

Beginning in the second quarter of 2024, we reclassified amounts recorded for certain right-of-use assets classified as operating leases from a gross presentation above accumulated depreciation to a net presentation below accumulated depreciation on our consolidated balance sheets. This includes reclassifying the related amortization that was previously included in the accumulated depreciation. We believe this presentation enhances the Company's financial statements.

Accounting Standards Updates

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of ASU 2025-11 on our consolidated financial statements.

In November 2025, the FASB issued ASU No. 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements* ("ASU 2025-09"), which includes amendments intended to more closely align hedge accounting with the economics of a company's risk management activities. ASU 2025-09 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of ASU 2025-09 on our consolidated financial statements.

In November 2025, the FASB issued ASU No. 2025-08, *Financial Instruments—Credit Losses (Topic 326): Purchased Loans* ("ASU 2025-08") which amends the guidance in ASC 326 on the accounting for certain purchased loans. The amendments expand the application of the "gross-up" approach for recognizing expected credit losses at acquisition to a broader category of purchased loans, referred to as purchased seasoned loans. Under this approach, the allowance for credit losses is added to the amortized cost basis of the acquired loans rather than recorded as an immediate provision for credit loss expense. The amendments align the accounting for purchased seasoned loans with the treatment of financial assets purchased with more-than-insignificant credit deterioration since origination. ASU 2025-08 is effective for fiscal years beginning after December 15, 2026, including interim periods within those years, with early adoption permitted. We are currently evaluating the impact of ASU 2025-08 on our consolidated financial statements.

In May 2025, the FASB issued ASU No. 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity* ("ASU 2025-03"). The objective of this amendment is to improve the requirements for identifying the accounting acquirer in a transaction where the legal acquiree is a VIE and improve comparability between business combinations that involve VIEs and those that do not. The amendment replaces the prior GAAP requirement that the primary beneficiary of the legal acquiree is always the accounting acquirer with an assessment to determine the accounting acquirer in business combinations effected primarily by the exchange of equity interests. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The amendments in ASU 2025-03 must be applied prospectively to any business combination that occurs after the initial adoption date. We will apply the guidance in this update to evaluate future business combinations involving a VIE.

In November 2024, the FASB issued ASU No. 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03")*. The objective of this amendment is to help investors better understand a public entity's performance, better assess the entity's prospect for future cash flows, and compare the entity's performance over time and with that of other entities. The amendment will require public business entities to include a footnote disclosure about specific expenses by requiring them to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization. For any remaining items within each relevant expense caption, a qualitative disclosure is required for the amounts that are not separately disaggregated quantitatively. Additionally, the amendment provides guidance on the definition of selling expenses along with a requirement to disclose the total amount of selling expenses. The amendment does not change the requirements for the presentation of expenses on the face of the income statement. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of ASU 2024-03 on our consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09 *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures ("ASU 2023-09")*. The objective of the amendments in ASU 2023-09 related to the rate reconciliation and income taxes paid disclosures are to improve transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The amendment will require that public entities on an annual basis disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, the amendment will require that all entities disclose on an annual basis the amount of taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes as well as disaggregated by individual jurisdictions that meet a quantitative threshold. ASU 2023-09 is effective prospectively for annual periods beginning after December 15, 2024. We adopted this guidance on January 1, 2025 and it did not have a material impact on our consolidated financial statements.

In August 2023, the FASB issued ASU No. 2023-05, *Business Combinations - Joint Venture Formations (Subtopic 805-60) Recognition and Initial Measurement* ("ASU 2023-05"). ASU 2023-05 addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. The objectives of the amendments are to provide decision-useful information to investors and other allocators of capital in a joint venture's financial statements and reduce diversity in practice. The amendments require that a joint venture apply the following key adaptations from the business combinations guidance upon formation: (i) a joint venture is the formation of a new entity without an accounting acquirer, (ii) a joint venture measures its identifiable net assets and goodwill, if any, at the formation date, (iii) initial measurement of a joint venture's total net assets is equal to the fair value of 100 percent of the joint venture's equity, and (iv) a joint venture provides relevant disclosures. ASU 2023-05 is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. We adopted this guidance on January 1, 2025 and it did not have a material impact on the Company's consolidated financial statements.

3. Property Acquisitions and Consolidations

2025 Property Acquisitions

The following table summarizes the properties acquired during the year ended December 31, 2025:

Property	Acquisition Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions) [1]
346 Madison Avenue [2]	October 2025	Fee Interest	275,138	$ 160.0
500 Park Avenue	January 2025	Fee Interest	201,411	$ 127.0

(1)   Represents the gross asset valuation of the property net of closing costs and adjustments.
(2)   Includes adjacent site at 11 East 44th Street.

2025 Acquisition of Subsidiary Interest from Noncontrolling Interest

In December 2024, the Company amended the 100 Park Avenue joint venture agreement with its partner. As a result of the amended terms, it was concluded that the joint venture was a VIE in which the Company was the primary beneficiary, and the investment was consolidated in our financial statements. In April 2025, pursuant to a purchase option in the amended joint venture agreement, the Company closed on the acquisition of its joint venture partner's 49.9% interest in the 100 Park Avenue joint venture, primarily through the conversion of the joint venture partner's outstanding loan with us.

2024 Acquisitions

During the year ended December 31, 2024, we did not acquire any properties from a third party.

2023 Acquisitions

During the year ended December 31, 2023, we did not acquire any properties from a third party.

2025 Property Consolidations

The following table summarizes the properties consolidated during the year ended December 31, 2025:

Property	Consolidation Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions) [3]
800 Third Avenue [1]	October 2025	Fee Interest	526,000	$ 205.0
315 West 33rd Street [2]	September 2025	Fee Interest	435,349	$ 384.5

(1) In October 2025, the Company closed on the acquisition of its joint venture partners' combined 39.5% interest in the 800 Third Avenue joint venture and the entity was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value. See Note 16, "Fair Value Measurements." Prior to October 2025, the investment was accounted for under the equity method and was included in "Investments in unconsolidated joint ventures" on our consolidated balance sheet.

(2) In September 2025, the Company, as the holder of the preferred equity interest in the entity, took control over management of the underlying property. As a result, it was concluded that the entity is a VIE in which the Company is the primary beneficiary, and the entity was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value. See Note 16, "Fair Value Measurements." Prior to September 2025, the preferred equity interest was included in "Debt and preferred equity investments" on our consolidated balance sheet.

(3) Represents the gross asset valuation of the property net of closing costs and adjustments.

2024 Property Consolidations

The following table summarizes the properties consolidated during the year ended December 31, 2024:

Property	Consolidation Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions)
100 Park Avenue [1]	December 2024	Fee Interest	834,000	$ 441.0
10 East 53rd Street [2]	March 2024	Fee Interest	354,300	236.0

(1) In December 2024, the Company amended the joint venture agreement with its partner. As a result of the amended terms, it was concluded that the joint venture was a VIE in which the Company was the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value which resulted in the recognition of a positive fair value adjustment of $117.8 million, which is included in "Purchase price and other fair value adjustments" in the consolidated statements of operations. Prior to December 2024, the investment was accounted for under the equity method. See Note 16, "Fair Value Measurements."

(2) In March 2024, the Company entered into an agreement to acquire its partner's 45.0% interest in the joint venture for cash consideration of $7.2 million, which was net of all outstanding debt obligations at contract signing. As a result of the contract terms, it was concluded that the joint venture was a VIE in which the Company is the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value which resulted in the recognition of a negative fair value adjustment of ($55.7 million), which is included in "Purchase price and other fair value adjustments" in the consolidated statements of operations. Prior to March 2024, the investment was accounted for under the equity method. In December 2024, the Company closed on the acquisition of the partner's interest. See Note 16, "Fair Value Measurements."

4. Property Dispositions and Properties Held for Sale

Property Dispositions

The following table summarizes the properties sold during the years ended December 31, 2025, 2024, and 2023:

Property	Disposition Date	Property Type	Unaudited Approximate Usable Square Feet	Sales Price [1] (in millions)	Gain (Loss) on Sale (in millions) [2][3]
100 Park Avenue [3]	December 2025	Fee Interest	834,000	$ 425.0	$ —
Giorgio Armani Residences at 760 Madison Avenue (6 Condominium Units)	Multiple During Q1 2025	Fee Interest	19,185	99.3	0.2
Giorgio Armani Residences at 760 Madison Avenue (3 Condominium Units)	December 2024	Fee Interest	13,590	63.5	(1.5)
Palisades Premier Conference Center	July 2024	Fee Interest	450,000	26.3	7.3
719 Seventh Avenue	June 2024	Fee Interest	10,040	30.5	(2.0)
245 Park Avenue [4]	June 2023	Fee Interest	1,782,793	1,995.0	(28.3)

(1)   Sales price represents the gross sales price for a property or the gross asset valuation for interests in a property.

(2)   The gains (losses) on sale are net of $— million, $5.1 million, and $11.3 million of employee compensation accrued in connection with the realization of the investment dispositions during the years ended December 31, 2025, 2024, and 2023, respectively. Additionally, amounts do not include adjustments for expenses recorded in subsequent periods.

(3)   In December 2025, the Company sold a 49.0% interest at a gross asset value of $425.0 million, which resulted in the Company no longer retaining a controlling financial interest in the entity, as defined in ASC 810, and as a result the Company deconsolidated the entity. During the fourth quarter of 2025, the Company recognized a charge of $23.5 million to reduce the carrying value of the property to the gross asset value determined by the terms of the purchase and sale agreement. The charge is reflected in the Company's consolidated statements of operations within "Depreciable real estate reserves and impairments." See Note 16, "Fair Value Measurements."

(4)   In June 2023, the Company sold a 49.9% interest, which resulted in the Company no longer retaining a controlling financial interest in the entity, as defined in ASC 810, and deconsolidation of the 50.1% interest we retained. We recorded our retained investment at fair value which resulted in the recognition of a negative fair value adjustment of $17.0 million that is reflected in the Company's consolidated statements of operations within "Purchase price and other fair value adjustments."

Properties Held for Sale

As of December 31, 2025 and 2024, no properties were classified as held for sale.

5. Debt and Preferred Equity Investments

Below is a summary of the activity in our consolidated debt and preferred equity investments for the years ended December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Balance at beginning of year [1]	$ 303,726	$ 346,745
Debt investment originations/fundings/accretion [2]	14,118	12,890
Preferred equity investment originations/accretion [2]	2,233	8,720
Redemptions/sales/syndications/equity ownership/amortization	(151,419)	(64,629)
Net change in loan loss reserves	(300)	—
Balance at end of period [1][3][4]	$ 168,358	$ 303,726

(1) Net of unamortized fees, discounts, and premiums.
(2) Accretion includes amortization of fees and discounts and paid-in-kind investment income.
(3) Excludes a $122.4 million preferred equity investment that is included in "Investment in unconsolidated joint ventures" on our consolidated balance sheet which the Company sold to the Fund in October 2025. The sale did not meet sale accounting under ASC Topic 860, *Transfers and Servicing* ("ASC 860") and, as a result, the investment is still presented within "Investments in unconsolidated joint ventures" on our consolidated balance sheet. See Note 6, "Investments in Unconsolidated Joint Ventures." Also excludes a preferred equity investment in an entity in which the Company is the primary beneficiary, and the underlying property is consolidated in our financial statements. See Note 3, "Property Acquisitions and Consolidations."
(4) Includes one investment with a total carrying value of $50.3 million that is included in the Company's alternative strategy portfolio.

Below is a summary of our consolidated debt investments as of December 31, 2025 (dollars in thousands):

	Floating Rate			Fixed Rate			Total Carrying Value	Senior Financing	Maturity[2]
Type [4]	Carrying Value	Face Value	Interest Rate [1]	Carrying Value	Face Value	Interest Rate			
Mezzanine Debt	$ 127,872	$ 128,040	S + 0.00% - 11.63%	$ 40,486	$ 40,786	0.00% - 8.00%	$ 168,358 [3]	$ 713,528	2025 - 2029
Balance at end of period	$ 127,872	$ 128,040		$ 40,486	$ 40,786		$ 168,358	$ 713,528	

(1) Floating interest rates are presented with the stated spread over Term SOFR ("S").
(2) Excludes available extension options to the extent they have not been exercised as of the date of this filing.
(3) Includes one investment with a total carrying value of $50.3 million that is included in the Company's alternative strategy portfolio.
(4) Excludes a $122.4 million preferred equity investment that is included in "Investment in unconsolidated joint ventures" on our consolidated balance sheet which the Company sold to the Fund. The sale did not meet sale accounting under ASC 860 and, as a result, the investment in the joint venture is still presented within "Investments in unconsolidated joint ventures" on our consolidated balance sheet. See Note 6, "Investments in Unconsolidated Joint Ventures." Also excludes a preferred equity investment in an entity in which the Company is the primary beneficiary, and the underlying property is consolidated in our financial statements. See Note 3, "Property Acquisitions and Consolidations."

The following table is a roll forward of our total allowance for loan losses for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Balance at beginning of year	$	**13,520**	$	13,520	$	6,630
Current period provision for loan loss		**300**		—		6,890
Initial allowance for credit losses for loans purchased with credit deterioration ("PCD") [1]		**99,039**		—		—
Writeoffs of the allowance [1][2]		**(40,779)**		—		—
Current period recoveries [1]		**(71,626)**		—		—
Balance at end of year[3]	$	**454**	$	13,520	$	13,520

(1) During the first quarter of 2025, we completed a series of transactions to acquire 100% of a commercial mortgage investment that was in maturity default. These transactions were consummated at various discounts. When the transactions were completed, an initial allowance of $99.0 million was established. Subsequent to the final transaction, we entered into a modification with the borrower to reduce the loan principal by $24.0 million with the remaining principal to be repaid by a specified date. As a result of the modification and the collection of $10.0 million, we recognized a $25.0 million reversal of the established allowance during the three months ended March 31, 2025. In May 2025, the commercial mortgage investment was repaid, which resulted in an additional $46.6 million reversal of the established allowance during the three months ended June 30, 2025.

(2) The Company held a debt investment which was on non-accrual status and fully reserved. During the twelve months ended December 31, 2025, the Company wrote off the balance of $13.4 million.

(3) As of December 31, 2025, all financing receivables on non-accrual had an allowance for loan loss except for one debt investment with a carrying value of $50.3 million, which is included in the Company's alternative strategy portfolio.

As of December 31, 2025 and December 31, 2024, one investment, which is fully reserved, was not performing in accordance with its respective terms. This is further discussed in the Debt Investments tables below.

No other financing receivables were 90 days past due as of December 31, 2025 and December 31, 2024.

The following table sets forth the carrying value of our consolidated debt and preferred equity investment portfolio by risk rating as of December 31, 2025 and 2024 (dollars in thousands):

Risk Rating	December 31, 2025		December 31, 2024	
1 - Low Risk Assets - Low probability of loss	$	**20,000**	$	156,720
2 - Watch List Assets - Higher potential for loss [1]		**148,358**		147,006
3 - High Risk Assets - Loss more likely than not		**—**		—
	$	**168,358**	$	303,726

(1) Includes one investment with a total carrying value of $50.3 million that is included in the Company's alternative strategy portfolio.

The following tables set forth the carrying value of our consolidated debt and preferred equity investment portfolio by year of origination and risk rating as of December 31, 2025 and December 31, 2024 (dollars in thousands):

	December 31, 2025													
Risk Rating	**2025**[1]		**2024**[1]		**2023**[1]		**2022**[1]		**2021**[1]		**Prior**[1]		**Total**	
1 - Low Risk Assets - Low probability of loss	$	—	$	—	$	—	$	—	$	—	$	20,000	$	**20,000**
2 - Watch List Assets - Higher potential for loss		—		—		—		—		—		148,358 [2]		**148,358**
3 - High Risk Assets - Loss more likely than not		—		—		—		—		—		—		**—**
	$	—	$	—	$	—	$	—	$	—	$	168,358	$	**168,358**

Risk Rating	December 31, 2024						
	2024[1]	2023[1]	2022[1]	2021[1]	2020[1]	Prior[1]	Total
1 - Low Risk Assets - Low probability of loss	$ —	$ —	$ —	$ —	$ 136,720	$ 20,000	$ 156,720
2 - Watch List Assets - Higher potential for loss	—	—	—	—	8,991	138,015 [2]	147,006
3 - High Risk Assets - Loss more likely than not	—	—	—	—	—	—	—
	$ —	$ —	$ —	$ —	$ 145,711	$ 158,015	$ 303,726

(1) Year in which the investment was originated or acquired by us or in which a material modification occurred.
(2) Includes one investment with a total carrying value of $50.3 million and $53.5 million as of December 31, 2025 and 2024, respectively, that is included in the Company's alternative strategy portfolio.

We have determined that we have one portfolio segment of financing receivables as of December 31, 2025 and 2024 comprised of commercial real estate which is primarily recorded in debt and preferred equity investments.

Included in "Other assets" is an additional amount of financing receivables representing loans to joint venture partners totaling $15.9 million and $23.7 million as of December 31, 2025 and 2024, respectively. The Company recorded no provisions for loan losses related to these financing receivables for the years ended December 31, 2025 and 2024, respectively. All of the loans with a carrying value as of December 31, 2025 have a risk rating of 2 and were performing in accordance with their respective terms.

Debt Investments

As of December 31, 2025 and 2024, we held the following consolidated debt investments with an aggregate weighted average current yield of 5.02% as of December 31, 2025 (dollars in thousands):

Loan Type	December 31, 2025			December 31, 2024	Maturity Date [2]
	Future Funding Obligations	Senior Financing	Carrying Value [1]	Carrying Value [1]	
Fixed Rate Investments:					
Mezzanine Loan [3]	$ —	$ —	$ —	$ 13,366	
Mezzanine Loan	—	95,000	20,786	30,000	July 2027
Mezzanine Loan	—	85,000	20,000	20,000	December 2029
Total fixed rate	$ —	$ 180,000	$ 40,786	$ 63,366	
Floating Rate Investments:					
Mezzanine Loan [4]	$ —	$ 54,000	$ 9,268	$ 8,991	August 2025
Mezzanine Loan [5][6]	—	283,000	50,437	53,687	January 2026
Mezzanine Loan	2,999	196,528	68,321	54,482	January 2026
Total floating rate	$ 2,999	$ 533,528	$ 128,026	$ 117,160	
Allowance for loan loss	$ —	$ —	$ (454)	$ (13,520)	
Total	$ 2,999	$ 713,528	$ 168,358	$ 167,006	

(1) Carrying value is net of discounts, premiums, original issue discounts and deferred origination fees.
(2) Represents contractual maturity, excluding any extension options to the extent they have not been exercised as of the date of this filing.
(3) This loan went into default and was put on non-accrual in June 2020. In the first quarter of 2023, the Company fully reserved the balance of the investment. As of December 31, 2025, the loan was written off.
(4) This loan was put on non-accrual in January 2025 and went into default in August 2025. It remains on non-accrual as of December 31, 2025. No investment income has been recognized subsequent to it being put on non-accrual.
(5) Included in the Company's alternative strategy portfolio.
(6) This loan went into default and was put on non-accrual in January 2023 and remains on non-accrual as of December 31, 2025. No investment income has been recognized subsequent to it being put on non-accrual. In December 2024, the maturity date of the loan was extended to December 2025. In December 2025, a restructuring agreement was executed, and a $3.25 million partial loan repayment was received, followed by an additional $2.50 million partial loan repayment received in January 2026 which extended the loan to March 2026.

6. Investments in Unconsolidated Joint Ventures

We have investments in several real estate joint ventures with various third-party partners. As of December 31, 2025, the book value of these investments was $2.6 billion, net of investments with negative book values totaling $195.0 million for which we have an implicit commitment to fund future capital needs.

As of December 31, 2025, there were no unconsolidated joint ventures that were VIEs. As of December 31, 2024, 800 Third Avenue and our preferred equity investment in 625 Madison Avenue were the only unconsolidated VIEs. Our net equity investment in these VIEs was $263.8 million as of December 31, 2024. Our maximum loss was limited to the amount of our equity investment in these VIEs. See the "Principles of Consolidation" section of Note 2, "Significant Accounting Policies." All other investments below are voting interest entities. As we have the ability to exercise significant influence over, but do not control, the joint ventures listed below, we account for them under the equity method of accounting.

The table below provides general information on each of our joint ventures as of December 31, 2025:

Property	Partner	Economic Interest [1]	Unaudited Approximate Square Feet
919 Third Avenue	New York State Teacher's Retirement System	51.00%	1,454,000
11 West 34th Street [2]	Private Investor / Wharton Properties	30.00%	17,150
280 Park Avenue	Vornado Realty Trust	50.00%	1,219,158
1552-1560 Broadway [3]	Wharton Properties	50.00%	57,718
650 Fifth Avenue [2][4]	Wharton Properties	50.00%	69,214
11 Madison Avenue	PGIM Real Estate	60.00%	2,314,000
One Vanderbilt Avenue [6]	National Pension Service of Korea / Hines Interest LP / Mori Building Co., Ltd	55.01%	1,657,198
Worldwide Plaza [2][7]	RXR Realty / New York REIT	25.05%	2,048,725
1515 Broadway	Allianz Real Estate of America	56.87%	1,750,000
2 Herald Square [2][7]	Israeli Institutional Investor	95.00%	369,000
115 Spring Street [2]	Private Investor	51.00%	5,218
15 Beekman [5]	A fund managed by Meritz Alternative Investment Management	20.00%	221,884
One Madison Avenue [8]	National Pension Service of Korea / Hines Interest LP / International Investor	25.50%	1,048,700
220 East 42nd Street	A fund managed by Meritz Alternative Investment Management	51.00%	1,135,000
450 Park Avenue [9]	Korean Institutional Investor / Israeli Institutional Investor	25.10%	337,000
245 Park Avenue	U.S. Affiliate of Mori Trust Co., Ltd	50.10%	1,782,793
625 Madison Avenue [10]	Private Investor	50.00%	563,000
100 Park Avenue	Rockpoint Capital	50.80%	834,000

(1) Economic interest represent the Company's interests in the joint venture as of December 31, 2025. Changes in economic interests within the current year are disclosed in the notes below.

(2) Included in the Company's alternative strategy portfolio.

(3) In September 2025, the leasehold interest in the retail space and certain other spaces at 1560 Broadway, which is adjacent to 1552 Broadway, was terminated. Subsequently, a sign bracing agreement was entered into with the owner of 1560 Broadway.

(4) The joint venture owns a long-term leasehold interest in the retail space at 650 Fifth Avenue.

(5) In August 2020, the Company formed a joint venture, which then entered into a long-term sublease with the Company.

(6) In September 2025, the Company sold a 5% interest in the joint venture, retaining a 55.01% ownership interest in the investment. As a result of the transaction, the Company recognized an $88.1 million gain in "Equity in net gain (loss) on sale of interest in unconsolidated joint venture/real estate."

(7) In December 2025, following a recoverability assessment, the Company recorded a charge of $4.4 million and $8.4 million on its investments in Worldwide Plaza and 2 Herald Square, respectively. The charges are included within "Equity in net loss from unconsolidated joint ventures" in the consolidated statements of operations.

(8) In 2021, the Company admitted an additional partner with the partner's indirect ownership in the joint venture totaling 25.0%. The transaction did not meet sale accounting under ASC 860 and, as a result, was treated as a secured borrowing for accounting purposes and is included in "Other liabilities" on our consolidated balance sheets at December 31, 2025 and December 31, 2024.

(9) The 25.1% economic interest reflected in this table is net of a 25.0% economic interest held by a third party. The third-party's economic interest is held in a joint venture that we consolidate as a 50.1% ownership interest. The third-party's 25.0% economic interest is recognized in "Noncontrolling interests in other partnerships" on our consolidated balance sheet. A separate third-party owns the remaining 49.9% economic interest in the property.

(10) In connection with the sale of the fee ownership in the property, which closed in May 2024, the Company, together with its joint venture partner, originated a $235.4 million preferred equity investment in the property with a mandatory redemption date of December 2026. In July 2025, the Company sold 50.0% of the joint venture entity that originated the preferred equity investment for $104.9 million. In conjunction with this transaction, the Company also acquired the remaining interest in the joint venture for $23.7 million and sold 50.0% of that interest for $10.9 million. In October 2025, the Company sold its interest in the joint venture to the Fund. The sale did not meet sale accounting under ASC 860 and, as a result, the investment in the joint venture is still presented within "Investments in unconsolidated joint ventures" on our consolidated balance sheet. The investment has a balance of $122.4 million, net of unamortized discounts and loan loss reserves, with an aggregate weighted average current yield of 13.72% as of December 31, 2025.

Disposition of Joint Venture Interests or Properties

The following table summarizes the investments in unconsolidated joint ventures that were sold during the years ended December 31, 2025, 2024, and 2023:

Property	Ownership Interest Sold	Disposition Date	Gross Asset Valuation (in millions)	Gain (Loss) on Sale (in millions) [1][2]
One Vanderbilt Avenue	5.00%	September 2025	$ 4,700.0	$ 88.1
625 Madison Avenue [3]	50.00%	July 2025	235.0	—
85 Fifth Avenue	36.27%	April 2025	46.8	(2.0)
One Vanderbilt Avenue	11.00%	November 2024	4,700.0	187.6
625 Madison Avenue [4]	90.43%	May 2024	634.6	(7.6)
717 Fifth Avenue	10.92%	January 2024	963.0	26.9
21 East 66th Street	32.28%	December 2023	40.6	(12.7)
121 Greene Street	50.00%	February 2023	14.0	(0.3)

(1)   Represents the Company's share of the gain or loss.

(2)   For the years ended December 31, 2025, 2024, and 2023 the gains (losses) on sale are net of $11.0 million, $16.8 million, and $2.0 million, respectively, of employee compensation accrued in connection with the realization of the investment dispositions. Amounts do not include adjustments for expenses recorded in subsequent periods.

(3)   In connection with our agreement to sell our interest and prior to completion of the sale, during the three months ended June 2025, the Company recorded a charge of $14.5 million, which is included in "Equity in net loss from unconsolidated joint ventures" in the consolidated statements of operations. The fair value of our investment was determined by the terms of the purchase and sale agreement. See Note 16, "Fair Value Measurements."

(4)   In connection with the sale of the fee ownership interest, the Company, together with its joint venture partner, originated a $235.4 million preferred equity investment in the property with a mandatory redemption date of December 2026. Prior to the completion of the sale, the Company recorded a charge of $5.9 million for capital contributions required during the three months ended March 31, 2024 while the investment was under contract, which is included in "Depreciable real estate reserves and impairments" in the consolidated statements of operations.

Acquisition of Joint Venture Interests or Properties

We did not acquire any investments in unconsolidated joint ventures during the years ended December 31, 2025, 2024, and 2023.

Joint Venture Mortgages and Other Loans Payable

We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans. The mortgage notes and other loans payable collateralized by the respective joint venture properties and assignment of leases as of December 31, 2025 and 2024, respectively, are as follows (dollars in thousands):

Property	Economic Interest [1]	Maturity as of December 31, 2025 Date	Final Maturity Date [2]	Interest Rate [3]	Principal Outstanding December 31, 2025 Gross	Principal Outstanding December 31, 2025 SLG Share	Principal Outstanding December 31, 2024 Gross	Principal Outstanding December 31, 2024 SLG Share
Fixed Rate Debt:								
650 Fifth Avenue [4]	50.00 %	January 2026 [5]	July 2026 [5]	5.45%	$ 65,000	$ 32,500	$ 65,000	$ 32,500
15 Beekman	20.00 %	January 2026 [6]	January 2028 [6]	5.99%	120,000	24,000	120,000	24,000
115 Spring Street [4]	51.00 %	March 2026	March 2026	5.50%	65,550	33,431	65,550	33,431
1515 Broadway	56.87 %	March 2026	March 2028	3.93%	718,949	408,859	740,947	421,369
919 Third Avenue	51.00 %	April 2026	April 2028	6.11%	500,000	255,000	500,000	255,000
280 Park Avenue	50.00 %	September 2026	September 2028	5.84%	1,075,000	537,500	1,075,000	537,500
245 Park Avenue	50.10 %	June 2027	June 2027	4.30%	1,768,000	885,768	1,768,000	885,768
Worldwide Plaza [4]	25.05 %	November 2027	November 2027	3.98%	1,200,000	300,600	1,200,000	299,400
220 East 42nd Street	51.00 %	December 2027	December 2027	6.77%	496,412	253,170	496,412	253,170
100 Park Avenue	50.80 %	January 2028	January 2029	5.73%	382,872	194,499	—	—
11 Madison Avenue	60.00 %	October 2030	October 2030	5.62%	1,400,000	840,000	1,400,000	840,000
One Vanderbilt Avenue	55.01 %	July 2031	July 2031	2.95%	3,000,000	1,650,300	3,000,000	1,800,300
800 Third Avenue					—	—	177,000	107,120
450 Park Avenue					—	—	284,835	71,494
One Madison Avenue [7]					—	—	658,357	167,881
Total fixed rate debt					$ 10,791,783	$5,415,627	$ 11,551,101	$5,728,933
Floating Rate Debt:								
11 West 34th Street [4]	30.00 %	February 2023 [8]	February 2023 [8]	L+ 1.45%	$ 23,000	$ 6,900	$ 23,000	$ 6,900
450 Park Avenue	25.10 %	June 2026	June 2027	S+ 2.10%	290,435	72,899	—	—
650 Fifth Avenue [4]	50.00 %	July 2026	July 2026	S+ 2.25%	210,000	105,000	210,000	105,000
One Madison Avenue [7]	25.50 %	November 2027	November 2027	S+ 2.60%	1,163,814	296,772	354,757	90,463
1552 Broadway [4][9]					—	—	193,132	96,566
Total floating rate debt					$ 1,687,249	$ 481,571	$ 780,889	$ 298,929
Total joint venture mortgages and other loans payable					$ 12,479,032	$5,897,198	$ 12,331,990	$6,027,862
Deferred financing costs, net					(100,882)	(50,476)	(97,729)	(49,058)
Total joint venture mortgages and other loans payable, net					$ 12,378,150	$5,846,722	$ 12,234,261	$5,978,804

(1) Economic interest represents the Company's interests in the joint venture as of December 31, 2025. Changes in ownership or economic interests, if any, within the current year are disclosed in the notes to the investment in unconsolidated joint ventures table above.

(2) Reflects exercise of all available extension options. The ability to exercise extension options may be subject to certain conditions, including the operating performance of the property.

(3) Interest rates as of December 31, 2025, taking into account interest rate hedges at the joint venture. Corporate interest rate hedges are not taken into consideration. Floating rate debt is presented with the stated spread over Term or Alternative SOFR ("S").

(4) Included in the Company's alternative strategy portfolio.

(5) In February 2026, the loan was extended to the final maturity of July 2026.

(6) In January 2026, the loan was extended to the final maturity of January 2028.

(7) The loan is a $1.25 billion construction facility, which was fully extended to November 2027. Advances under the loan are subject to costs incurred. In conjunction with the loan, the Company provided partial guarantees for interest and principal payments, the amounts of which are based on certain construction milestones and operating metrics.

(8) The Company's joint venture partner is in discussions with the lender on resolution of the past maturity.

(9) In September 2025, an affiliate of the Company and a joint venture partner extinguished the outstanding mortgage loan at 1552 Broadway.

We receive fees for providing management, leasing, construction supervision and asset management services to certain of our joint ventures. We recognized $12.9 million, $21.9 million and $21.1 million from these services, net of our ownership share of the joint ventures, for the years ended December 31, 2025, 2024, and 2023, respectively. In addition, we have the ability to earn incentive fees based on the ultimate financial performance of certain of the joint venture properties.

The combined balance sheets for the unconsolidated joint ventures, as of December 31, 2025 and 2024, are as follows (in thousands):

	December 31, 2025	December 31, 2024
Assets [1]		
Commercial real estate property, net	$ 15,434,243	$ 15,327,542
Cash and restricted cash	647,413	649,426
Tenant and other receivables, related party receivables, and deferred rents receivable	771,123	621,748
Debt and preferred equity investments, net	262,506	236,512
Right-of-use assets	824,088	919,658
Other assets	1,685,360	1,739,549
Total assets	$ 19,624,733	$ 19,494,435
Liabilities and equity [1]		
Mortgages and other loans payable, net	$ 12,378,150	$ 12,234,261
Deferred revenue	852,035	956,217
Lease liabilities	908,988	1,008,085
Other liabilities	484,801	519,582
Equity	5,000,759	4,776,290
Total liabilities and equity	$ 19,624,733	$ 19,494,435
Company's investments in unconsolidated joint ventures	$ 2,624,755	$ 2,690,138

(1) As of December 31, 2025, $442.6 million of net unamortized basis differences between the amount at which our investments are carried and our share of equity in net assets of the underlying property will be amortized through equity in net income (loss) from unconsolidated joint ventures over the remaining life of the underlying items having given rise to the differences.

The combined statements of operations for the unconsolidated joint ventures, from acquisition date through the years ended December 31, 2025, 2024, and 2023 are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Total revenues	$ 1,561,669	$ 1,484,459	$ 1,525,044
Operating expenses	271,743	259,558	253,630
Real estate taxes	288,903	297,520	287,462
Operating lease rent	12,453	33,207	29,048
Interest expense, net of interest income	508,215	573,148	574,032
Amortization of deferred financing costs	29,955	21,289	28,157
Loan loss and other investment reserves, net of recoveries	1,438	—	—
Depreciation and amortization	502,004	538,390	516,466
Total expenses	$ 1,614,711	$ 1,723,112	$ 1,688,795
Gain on early extinguishment of debt	129,068	233,704	—
Depreciable real estate reserves and impairments	(2,518)	(181,798)	—
Net income (loss)	$ 73,508	$ (186,747)	$ (163,751)
Company's equity in net loss from unconsolidated joint ventures	$ (56,143)	$ (179,695)	$ (76,509)

7. Debt Fund

As of December 31, 2025, total capital committed to the Fund was $1.3 billion, of which $213.6 million had been funded. As of December 31, 2025, the Company's share of the total capital committed to the Fund was $118.6 million, of which $19.5 million had been funded.

During the year ended December 31, 2025, the Fund acquired investments with an aggregate fair value of $165.3 million, excluding the Fund's purchase of the Company's interest in the joint venture that owns the preferred equity investment in 625 Madison Avenue which did not meet the conditions to be accounted for as a purchase under ASC 860. See Note 6, "Investments in Unconsolidated Joint Ventures."

The Fund has a term of 7 years from its initial closing in November 2024. The term may be extended for up to three consecutive one-year periods. The Fund has an investment period of 3.5 years from its initial closing in November 2024 , which may be extended for one year. During the investment period, the Fund is our primary investment vehicle for investments that fit within the Fund's investment parameters, as set forth in the Fund's operating agreements.

8. Mortgages and Other Loans Payable

The mortgages and other loans payable collateralized by the respective properties and assignment of leases or debt investments or the Fund's investor capital commitments as of December 31, 2025 and 2024, respectively, were as follows (dollars in thousands):

Property	Maturity Date	Final Maturity Date [1]	Interest Rate [2]	December 31, 2025	December 31, 2024
Fixed Rate Debt:					
10 East 53rd Street	May 2026	May 2028	5.37%	$ 204,550	$ 205,000
7 Dey / 185 Broadway	November 2026	November 2026	6.35%	190,149	190,148
100 Church Street	December 2026	June 2028	5.89%	365,000	370,000
Landmark Square	January 2027	January 2027	4.90%	100,000	100,000
315 West 33rd Street	February 2027	February 2027	4.24%	250,000	—
485 Lexington Avenue	February 2027	February 2027	4.25%	450,000	450,000
500 Park Avenue	January 2028	January 2030	6.57%	80,000	—
800 Third Avenue	February 2029	February 2031	3.37%	177,000	—
420 Lexington Avenue	October 2040	October 2040	8.24%	258,523	272,326
Total fixed rate debt				$ 2,075,222	$ 1,587,474
Floating Rate Debt:					
Fund subscription line [3]	August 2027	August 2028	S+ 2.20%	$ 79,277	$ —
CMBS Repurchase Facility			—%	—	3,550
100 Park Avenue			—%	—	360,000
Total floating rate debt				$ 79,277	$ 363,550
Total mortgages and other loans payable				$ 2,154,499	$ 1,951,024
Deferred financing costs, net of amortization				(8,450)	(6,389)
Total mortgages and other loans payable, net				$ 2,146,049	$ 1,944,635

(1) Reflects exercise of all available extension options. The ability to exercise extension options may be subject to certain conditions, including the operating performance of the property.
(2) Interest rate as of December 31, 2025, taking into account interest rate hedges in effect during the period. Floating rate debt is presented with the stated spread over Term or Alternative SOFR ("S"), unless otherwise specified.
(3) The Fund has access to a subscription line of credit which had a commitment of $100 million as of December 31, 2025, secured by investor capital commitments. The commitment was increased to $150 million in January 2026. The facility is used to provide short term funding for acquisitions prior to capital calls being funded and is repaid through capital contributions. The subscription line of credit is non-recourse to the Company.

As of December 31, 2025 and 2024, the gross book value of the properties collateralizing the mortgages and other loans payable was approximately $2.5 billion and $2.2 billion, respectively.

CMBS Repurchase Facility

In December 2024, the Company entered into a repurchase facility for CMBS (CMBS Repurchase Facility), which provides us with the ability to sell certain CMBS investments with a simultaneous agreement to repurchase the same at a certain date or on demand. We seek to mitigate risks associated with our repurchase facility by managing the credit quality of our assets, early repayments, interest rate volatility, liquidity, and market value. The margin call provisions under our repurchase facility permit valuation adjustments based on capital markets activity and are not limited to collateral-specific credit marks. To monitor credit risk associated with our CMBS investments, our asset management team regularly reviews our investment portfolio and is in contact with our borrowers in order to monitor the collateral and enforce our rights as necessary. The risk associated with potential margin calls is further mitigated by our ability to collateralize the facility with additional assets from our portfolio of investments, our ability to satisfy margin calls with cash or cash equivalents and our access to additional liquidity. As of December 31, 2025, there have been no margin calls on the CMBS Repurchase Facility. At December 31, 2025, there was no outstanding balance on the facility.

9. Corporate Indebtedness

2021 Credit Facility

In December 2021, we entered into an amended and restated credit facility, referred to as the 2021 credit facility, that was previously amended by the Company in November 2017, and was originally entered into by the Company in November 2012. As of December 31, 2025, the 2021 credit facility consisted of a $1.25 billion revolving credit facility, a $1.05 billion term loan (or "Term Loan A"), and a $100.0 million term loan (or "Term Loan B") with maturity dates of May 15, 2026, May 15, 2027, and May 19, 2026, respectively. Term Loan B has one six-month, as-of-right extension option to November 19, 2026. The revolving credit facility has two six-month, as-of-right extension options to May 15, 2027. We also have an option, subject to customary conditions, to increase the capacity of the credit facility to $4.5 billion at any time prior to the maturity dates for the revolving credit facility and term loans without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions.

As of December 31, 2025, the 2021 credit facility bore interest at a spread over adjusted Term SOFR plus 10 basis points with an interest period of one or three months, as we may elect, ranging from (i) 72.5 basis points to 140 basis points for loans under the revolving credit facility, (ii) 80 basis points to 160 basis points for loans under Term Loan A, and (iii) 85 basis points to 165 basis points for loans under Term Loan B, in each case based on the credit rating assigned to the senior unsecured long term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category.

As of December 31, 2025, the applicable spread over adjusted Term SOFR plus 10 basis points for the 2021 credit facility was 140 basis points for the revolving credit facility, 160 basis points for Term Loan A, and 180 basis points for Term Loan B. We are required to pay quarterly in arrears a 12.5 to 30 basis point facility fee on the total commitments under the revolving credit facility based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. As of December 31, 2025, the facility fee was 30 basis points.

As of December 31, 2025, we had $7.5 million of outstanding letters of credit, $640.0 million drawn under the revolving credit facility and $1.15 billion of outstanding term loans, with total undrawn capacity of $602.5 million under the 2021 credit facility. As of December 31, 2025 and December 31, 2024, the revolving credit facility had a carrying value of $637.8 million and $316.2 million, respectively, net of deferred financing costs. As of December 31, 2025 and December 31, 2024, the term loans had a carrying value of $1.1 billion and $1.1 billion, respectively, net of deferred financing costs. The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2021 credit facility. The 2021 credit facility includes certain restrictions and covenants (see Restrictive Covenants below).

Senior Unsecured Notes

The following table sets forth our senior unsecured notes and other related disclosures as of December 31, 2025 and 2024, respectively, by scheduled maturity date (dollars in thousands):

Issuance	December 31, 2025 Unpaid Principal Balance	Accreted Balance	December 31, 2024 Accreted Balance	Interest Rate [1]	Initial Term (in Years)	Maturity Date
December 17, 2015 [2]	$ —	$ —	$ 100,000	4.27 %	10	December 2025
	$ —	$ —	$ 100,000			
Deferred financing costs, net		$ —	(103)			
	$ —	$ —	$ 99,897			

(1) Interest rate as of December 31, 2024. The notes were repaid upon maturity in December 2025.
(2) Issued by the Company and the Operating Partnership as co-obligors in a private placement.

Restrictive Covenants

The terms of the 2021 credit facility and our senior unsecured notes include certain restrictions and covenants which may limit, among other things, our ability to pay dividends, make certain types of investments, incur additional indebtedness, incur liens and enter into negative pledge agreements and dispose of assets, and which require compliance with financial ratios relating to the maximum ratio of total indebtedness to total asset value, a minimum ratio of EBITDA to fixed charges, a maximum ratio of secured indebtedness to total asset value and a maximum ratio of unsecured indebtedness to unencumbered asset value. The dividend restriction referred to above provides that, we will not during any time when a default is continuing, make distributions with respect to common stock or other equity interests, except to enable the Company to continue to qualify as a REIT for Federal income tax purposes. As of December 31, 2025 and 2024, we were in compliance with all such covenants.

Junior Subordinated Deferrable Interest Debentures

In June 2005, the Company and the Operating Partnership issued $100.0 million in unsecured trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust, which is a wholly owned subsidiary of the Operating Partnership. The securities mature in 2035 and bear interest at a floating rate of 26 basis points over the three-month Term SOFR. Interest payments may be deferred for a period of up to eight consecutive quarters if the Operating Partnership exercises its right to defer such payments. The Trust preferred securities are redeemable at the option of the Operating Partnership, in whole or in part, with no prepayment premium. We do not consolidate the Trust even though it is a variable interest entity as we are not the primary beneficiary. Because the Trust is not consolidated, we have recorded the debt on our consolidated balance sheets and the related payments are classified as interest expense.

Principal Maturities

Combined aggregate principal maturities of mortgages and other loans payable, the 2021 credit facility, trust preferred securities, senior unsecured notes and our share of joint venture debt as of December 31, 2025, including as-of-right extension options but excluding other extension options, were as follows (in thousands):

	Principal	Revolving Credit Facility	Unsecured Term Loans	Trust Preferred Securities	Total	Company's Share of Joint Venture Debt
2026	555,148	—	100,000	—	$ 655,148	1,080,248
2027	879,277	640,000	1,050,000	—	2,569,277	1,749,857
2028	284,550	—	—	—	284,550	576,793
2029	177,000	—	—	—	177,000	—
2030	—	—	—	—	—	840,000
Thereafter	258,524	—	—	100,000	358,524	1,650,300
Total	$ 2,154,499	$ 640,000	$ 1,150,000	$ 100,000	$ 4,044,499	$ 5,897,198

Consolidated interest expense, excluding capitalized interest, was comprised of the following (in thousands):

		Year Ended December 31,				
		2025		2024		2023
Interest expense before capitalized interest	$	215,620	$	196,334	$	228,840
Interest on financing leases		4,558		4,502		4,446
Capitalized interest		(28,192)		(50,148)		(95,980)
Amortization of discount on assumed debt		1,284		494		2,842
Interest income		(5,614)		(3,962)		(3,034)
Interest expense, net	$	187,656	$	147,220	$	137,114

10. Related Party Transactions

One Vanderbilt Avenue Investment

In December 2016, we entered into agreements with entities owned and controlled by our Chairman, Chief Executive Officer ("CEO") and Interim President, Marc Holliday, and our former President, Andrew Mathias, pursuant to which they agreed to make an investment in our One Vanderbilt project (inclusive of the property and SUMMIT One Vanderbilt) at the appraised fair market value for the interests acquired. This investment entitles these entities to receive a percentage of any profits realized by the Company from its One Vanderbilt project in excess of the Company's capital contributions, of approximately 1.27% and 0.85%, respectively, on account of the property and 1.92% and 1.28%, respectively, on account of SUMMIT One Vanderbilt. The entities had no right to any return of capital. Accordingly, subject to previously disclosed repurchase rights, these interests had no value and these entities were not entitled to any amounts (other than limited distributions to cover tax liabilities incurred) unless and until the Company received distributions from the One Vanderbilt project in excess of the Company's aggregate investment in the project. The entities owned and controlled by Messrs. Holliday and Mathias paid $1.4 million and $1.0 million, respectively, which equaled the fair market value of the interests acquired as of the date the investment agreements were entered into as determined by an independent third-party appraisal that we obtained.

Messrs. Holliday and Mathias have the right to tender their interests in the project upon stabilization (50% within three years after stabilization and 100% three years or more after stabilization). In addition, the agreement calls for us to repurchase these interests in the event of a sale of One Vanderbilt or a transactional change of control of the Company. We also have the right to repurchase these interests on the seven-year anniversary of the stabilization of the project or upon the occurrence of certain separation events prior to the stabilization of the project relating to each of Messrs. Holliday's and Mathias's continued service with us. The price paid upon a tender of the interests will equal the liquidation value of the interests at the time, with the value based on the project's sale price, if applicable, or fair market value as determined by an independent third-party appraiser. In 2022, stabilization of the property (excluding SUMMIT One Vanderbilt) was achieved. Therefore, Messrs. Holliday and Mathias exercised their rights to tender 50% of their interests in the property (excluding SUMMIT One Vanderbilt) in July 2022. In 2023, stabilization of SUMMIT One Vanderbilt was achieved.

Messrs. Holliday's and Mathias's remaining interests in the One Vanderbilt project are included in Preferred units and redeemable equity in the mezzanine equity section of the Company's consolidated financial statements.

One Vanderbilt Avenue Leases

In November 2018, we entered into a lease agreement with the One Vanderbilt Avenue joint venture covering certain floors at the property. In March 2021, the lease commenced and we relocated our corporate headquarters to the leased space. For the years ended December 31, 2025, 2024, and 2023 we recorded $3.2 million, $3.0 million, and $3.0 million, respectively, of rent expense under the lease.

In June 2021, we, through a consolidated subsidiary, entered into a lease agreement with the One Vanderbilt Avenue joint venture for SUMMIT One Vanderbilt, which commenced operations in October 2021. In June 2025, we, through a consolidated subsidiary, entered into a second lease agreement with the One Vanderbilt Avenue joint venture for SUMMIT One Vanderbilt to lease special event space. For the year ended December 31, 2025, we recorded $40.9 million of rent expense under the lease, including percentage rent, of which $22.4 million was recognized as income as a component of "Equity in net income (loss) from unconsolidated joint ventures" in our consolidated statements of operations. For the year ended December 31, 2024, we recorded $41.4 million of rent expense under the lease, including percentage rent, of which $27.7 million was recognized as income as a component of Equity in net income (loss) from unconsolidated joint ventures in our consolidated statements of operations. For the year ended December 31, 2023, we recorded $38.9 million of rent expense under the lease, including percentage rent, of which $26.2 million was recognized as income as a component of Equity in net income (loss) from unconsolidated joint ventures in our consolidated statements of operations. See Note 20, "Commitments and Contingencies."

719 Seventh Avenue

In April 2024, the Company entered into an arrangement to sell the property at 719 Seventh Avenue for $30.5 million to a special purpose entity ("SPE"), of which our former President and current director, Andrew Mathias, is a partner. No amounts from the transaction will be payable to Mr. Mathias. Mr. Mathias is expected to own up to 40% of the equity of the SPE, representing an investment by Mr. Mathias of up to approximately $7.0 million in the acquisition of the property. The transaction closed during the second quarter of 2024. See Note 4, "Properties Held for Sale and Property Dispositions."

760 Madison Avenue Giorgio Armani Residence Condominium Unit

In July 2024, the Company entered into an agreement to sell one of the Giorgio Armani Residence condominium units located at 760 Madison Avenue to an entity owned by a trust of which the beneficiaries are the family members of our Chairman, CEO and Interim President, Marc Holliday, for $8.4 million. The transaction closed in February 2025.

Other

We receive fees for providing management, leasing, construction supervision, and asset management services to certain of our joint ventures as further described in Note 6, "Investments in Unconsolidated Joint Ventures." Amounts due from joint ventures, inclusive of our ownership share of the joint ventures, and related parties as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Due from joint ventures	$ 15,863	$ 19,199
Other	430	7,666
Related party receivables	$ 16,293	$ 26,865

11. Noncontrolling Interests on the Company's Consolidated Financial Statements

Noncontrolling interests represent the common and preferred units of limited partnership interest in the Operating Partnership not held by the Company as well as third party equity interests in our other consolidated subsidiaries. Noncontrolling interests in the Operating Partnership are shown in the mezzanine equity while the noncontrolling interests in our other consolidated subsidiaries are shown in the equity section of the Company's consolidated financial statements.

Common Units of Limited Partnership Interest in the Operating Partnership

As of December 31, 2025 and 2024, the noncontrolling interest unit holders owned 6.42%, or 4,877,891 units, and 5.97%, or 4,509,953 units, of the Operating Partnership, respectively. As of December 31, 2025, 4,877,891 shares of our common stock were reserved for issuance upon the redemption of units of limited partnership interest of the Operating Partnership.

Noncontrolling interests in the Operating Partnership is recorded at the greater of its cost basis or fair market value based on the closing stock price of our common stock at the end of the reporting period.

Below is a summary of the activity relating to the noncontrolling interests in the Operating Partnership for the years ended December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Balance at beginning of year	$ 288,941	$ 238,051
Distributions	(14,162)	(13,915)
Issuance of common units	19,531	20,790
Redemption and conversion of common units	(22,302)	(28,663)
Net income (loss)	(7,673)	497
Accumulated other comprehensive income (loss) allocation	(2,804)	151
Fair value adjustment	(20,160)	72,030
Balance at end of year	$ 241,371	$ 288,941

Preferred Units of Limited Partnership Interest in the Operating Partnership

Below is a summary of the preferred units of limited partnership interest in the Operating Partnership as of December 31, 2025:

Issuance	Stated Distribution Rate	Number of Units Authorized	Number of Units Issued	Number of Units Outstanding	Annual Dividend Per Unit[1]	Liquidation Preference Per Unit[2]	Conversion Price Per Unit[3]	Date of Issuance
Series A [4]	6.00 %	109,161	109,161	109,161	$ 60.0000	$ 1,000.00	$ —	August 2015
Series F	7.00 %	60	60	60	70.0000	1,000.00	29.12	January 2007
Series K	3.50 %	700,000	563,954	341,677	0.8750	25.00	134.67	August 2014
Series L	4.00 %	500,000	378,634	272,783	1.0000	25.00	—	August 2014
Series R	3.50 %	400,000	400,000	400,000	0.8750	25.00	154.89	August 2015
Series S	4.00 %	1,077,280	1,077,280	1,077,280	1.0000	25.00	—	August 2015
Series V [5]	5.00 %	40,000	40,000	40,000	1.2500	25.00	—	May 2019
Series W [6]	[6]	1	1	1	[6]	[6]	[6]	January 2020
Series X	3.00 %	172,809	172,809	172,809	0.7500	25.00	80.00	October 2025

(1) Dividends are cumulative, subject to certain provisions.
(2) Units are redeemable at any time at par for cash at the option of the unit holder unless otherwise specified.
(3) If applicable, units are convertible into a number of common units of limited partnership interest in the Operating Partnership equal to (i) the liquidation preference plus accumulated and unpaid distributions on the conversion date divided by (ii) the amount shown in the table.
(4) Issued through a consolidated subsidiary. The units are redeemable at any time after December 13, 2024 at par for cash at the option of the unit holder.
(5) The Series V Preferred Units are redeemable at any time after January 1, 2025 at par for cash at the option of the unit holder.
(6) The Series W preferred unit was issued in January 2020 in exchange for the then-outstanding Series O preferred unit. The holder of the Series W preferred unit is entitled to quarterly dividends in an amount calculated as (i) 1,350 multiplied by (ii) the current distribution per common unit of limited partnership in SL Green Operating Partnership. The holder has the right to require the Operating Partnership to repurchase the Series W unit for cash, or convert the Series W unit for Class B units, in each case at a price that is determined based on the closing price of the Company's common stock at the time such right is exercised. The unit's liquidation preference is the fair market value of the unit plus accrued distributions at the time of a liquidation event.

Below is a summary of the activity relating to the preferred units in the Operating Partnership for the years ended December 31, 2025 and 2024 (in thousands):

	December 31, 2025	December 31, 2024
Balance at beginning of year	$ 164,210	$ 166,501
Issuance of preferred units	4,320	—
Redemption of preferred units	—	(2,503)
Dividends paid on preferred units	(6,200)	(4,453)
Accrued dividends on preferred units	6,230	4,665
Balance at end of year	$ 168,560	$ 164,210

12. Stockholders' Equity of the Company

Common Stock

Our authorized capital stock consists of 260,000,000 shares, $0.01 par value per share, consisting of 160,000,000 shares of common stock, $0.01 par value per share, 75,000,000 shares of excess stock, at $0.01 par value per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2025, 71,158,530 shares of common stock and no shares of excess stock were issued and outstanding.

In November 2024, the Company completed an offering of 5,063,291 shares of its common stock, par value $0.01 per share, at a price of $79.00 per share. The Company received net proceeds of approximately $386.3 million, after deducting offering expenses. The net proceeds from these offerings were contributed to the Operating Partnership in exchange for 5,063,291 common units of limited partnership interest and were used to repay debt, fund new investments and for other corporate purposes.

Share Repurchase Program

The Company has in place a share repurchase program of $3.5 billion under which we can buy shares of our common stock.

As of December 31, 2025, 36,107,719 shares have been repurchased under the program. This amount excludes the redemption of OP units. We did not repurchase any shares under the program during the year ended December 31, 2025.

Perpetual Preferred Stock

We have 9,200,000 shares of our 6.50% Series I Cumulative Redeemable Preferred Stock, or the Series I Preferred Stock, outstanding with a mandatory liquidation preference of $25.00 per share. The Series I Preferred stockholders receive annual dividends of $1.625 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. We are entitled to redeem the Series I Preferred Stock at any time, in whole or from time to time in part, at par for cash. In August 2012, we received $221.9 million in net proceeds from the issuance of the Series I Preferred Stock, which were recorded net of underwriters' discount and issuance costs, and contributed the net proceeds to the Operating Partnership in exchange for 9,200,000 units of 6.50% Series I Cumulative Redeemable Preferred Units of limited partnership interest, or the Series I Preferred Units.

Dividend Reinvestment and Stock Purchase Plan ("DRSPP")

In February 2024, the Company filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRSPP, which automatically became effective upon filing. The Company registered 3,500,000 shares of our common stock under the DRSPP. The DRSPP commenced on September 24, 2001.

The following table summarizes SL Green common stock issued, and proceeds received from dividend reinvestments and/or stock purchases under the DRSPP for the years ended December 31, 2025, 2024, and 2023, respectively (dollars in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Shares of common stock issued	**4,452**	728,352	17,180
Dividend reinvestments/stock purchases under the DRSPP	$ **251**	$ 52,308	$ 525

Earnings per Share

We use the two-class method of computing earnings per share ("EPS"), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

SL Green's earnings per share for the years ended December 31, 2025, 2024, and 2023 are computed as follows (in thousands):

	Year Ended December 31,		
Numerator	**2025**	**2024**	**2023**
Basic (Loss) Earnings:			
(Loss) income attributable to SL Green common stockholders	$ (111,860)	$ 7,060	$ (579,509)
Less: distributed earnings allocated to participating securities	(1,902)	(1,835)	(2,655)
Less: undistributed earnings allocated to participating securities	—	(64)	—
Net (loss) income attributable to SL Green common stockholders (numerator for basic earnings per share)	$ (113,762)	$ 5,161	$ (582,164)
Add back: dilutive effect of earnings allocated to participating securities and contingently issuable shares	—	—	—
Add back: undistributed earnings allocated to participating securities	—	—	—
Add back: effect of dilutive securities (redemption of units to common shares)	—	—	(37,465)
(Loss) income attributable to SL Green common stockholders (numerator for diluted earnings per share)	$ (113,762)	$ 5,161	$ (619,629)

	Year Ended December 31,		
Denominator	**2025**	**2024**	**2023**
Basic Shares:			
Weighted average common stock outstanding	70,443	65,062	63,809
Effect of Dilutive Securities:			
Operating Partnership units redeemable for common shares	—	—	4,163
Stock-based compensation plans	—	626	—
Diluted weighted average common stock outstanding	70,443	65,688	67,972

The Company has excluded 6,377,684 4,717,759 and 1,273,417 of common stock equivalents from the calculation of diluted shares outstanding for the years ended December 31, 2025, 2024, and 2023, respectively, as they were anti-dilutive.

13. Partners' Capital of the Operating Partnership

The Company is the sole managing general partner of the Operating Partnership and as of December 31, 2025 owned 71,158,530 general and limited partnership interests in the Operating Partnership and 9,200,000 Series I Preferred Units. Partnership interests in the Operating Partnership are denominated as "common units of limited partnership interest" (also referred to as "OP Units") or "preferred units of limited partnership interest" (also referred to as "Preferred Units"). All references to OP Units and Preferred Units outstanding exclude such units held by the Company. A holder of an OP Unit may present such OP Unit to the Operating Partnership for redemption at any time (subject to restrictions agreed upon at the issuance of OP Units to particular holders that may restrict such right for a period of time, generally one year from issuance). Upon presentation of an OP Unit for redemption, the Operating Partnership must redeem such OP Unit in exchange for the cash equal to the then value of a share of common stock of the Company, except that the Company may, at its election, in lieu of cash redemption, acquire such OP Unit for one share of common stock. Because the number of shares of common stock outstanding at all times equals the number of OP Units that the Company owns, one share of common stock is generally the economic equivalent of one OP Unit, and the quarterly distribution that may be paid to the holder of an OP Unit equals the quarterly dividend that may be paid to the holder of a share of common stock. Each series of Preferred Units makes a distribution that is set in accordance with an amendment to the partnership agreement of the Operating Partnership. Preferred Units may also be convertible into OP Units at the election of the holder thereof or the Company, subject to the terms of such Preferred Units.

Net income (loss) allocated to the preferred unitholders and common unitholders reflects their pro rata share of net income (loss) and distributions.

Limited Partner Units

As of December 31, 2025, limited partners other than SL Green owned 6.42%, or 4,877,891 common units, of the Operating Partnership.

Preferred Units

Preferred units not owned by SL Green are further described in Note 11, "Noncontrolling Interests on the Company's Consolidated Financial Statements - Preferred Units of Limited Partnership Interest in the Operating Partnership."

Earnings per Unit

The Operating Partnership's earnings per unit for the years ended December 31, 2025, 2024, and 2023 respectively are computed as follows (in thousands):

		Year Ended December 31,		
Numerator		**2025**	**2024**	**2023**
Basic (Loss) Earnings:				
Net (Loss) income attributable to SLGOP common unitholders (numerator for diluted earnings per unit)	$	(119,533)	$ 7,557	$ (616,974)
Less: distributed earnings allocated to participating securities		(4,545)	(4,665)	(2,655)
Net (loss) income attributable to SLGOP common unitholders (numerator for basic earnings per unit)	$	(124,078)	$ 2,892	$ (619,629)
Add back: dilutive effect of earnings allocated to participating securities and contingently issuable shares		—	26	—
(Loss) income attributable to SLGOP common unitholders	$	(124,078)	$ 2,918	$ (619,629)

		Year Ended December 31,		
Denominator		**2025**	**2024**	**2023**
Basic units:				
Weighted average common units outstanding		74,407	68,736	67,972
Effect of Dilutive Securities:				
Stock-based compensation plans		—	757	—
Contingently issuable units		—	112	—
Diluted weighted average common units outstanding		74,407	69,605	67,972

The Operating Partnership has excluded 2,413,479, 800,881 and 1,273,417 common unit equivalents from the diluted units outstanding for the years ended December 31, 2025, 2024, and 2023, respectively, as they were anti-dilutive.

14. Share-based Compensation

We have share-based employee and director compensation plans. Our employees are compensated through the Operating Partnership. Under each plan, whenever the Company issues common or preferred stock, the Operating Partnership issues an equivalent number of units of limited partnership interest of a corresponding class to the Company.

The Sixth Amended and Restated 2005 Stock Option and Incentive Plan, or the 2005 Plan, was approved by the Company's Board of Directors in April 2025 and its stockholders in June 2025 at the Company's annual meeting of stockholders. The 2005 Plan authorizes the issuance of stock options, stock appreciation rights, unrestricted and restricted stock, phantom shares, dividend equivalent rights, cash-based awards and other equity-based awards. Subject to adjustments upon certain corporate transactions or events, awards with respect to up to a maximum of 39,890,000 fungible units may be granted under the 2005 Plan. Currently, different types of awards count against the limit on the number of fungible units differently, with (1) full-value awards (i.e., those that deliver the full value of the award upon vesting, such as restricted stock) counting as 3.20 Fungible Units per share subject to such awards, (2) stock options, stock appreciation rights, Class O LTIP units and other awards that do not deliver full value of the underlying shares and expire five years from the date of grant counting as 0.87 fungible units per share subject to such awards, and (3) all other awards (e.g., 10-year stock options) counting as 1.0 fungible units per share subject to such awards. Awards granted under the 2005 Plan prior to the approval of the sixth amendment and restatement in June 2025 continue to count against the fungible unit limit based on the ratios that were in effect at the time such awards were granted, which may be different than the current ratios. As a result, depending on the types of awards issued, the

2005 Plan may result in the issuance of more or less than 39,890,000 shares. If a stock option or other award granted under the 2005 Plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Shares of our common stock distributed under the 2005 Plan may be treasury shares or authorized but unissued shares. Currently, unless the 2005 Plan has been previously terminated by the Company's Board of Directors, new awards may be granted under the 2005 Plan until June 3, 2035, which is the tenth anniversary of the date that the 2005 Plan was most recently approved by the Company's stockholders. As of December 31, 2025, 8.7 million fungible units were available for issuance under the 2005 Plan after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units.

Stock Options and Class O LTIP Units

Options are granted with an exercise price at the fair market value of the Company's common stock on the date of grant and, subject to employment, generally expire five years or ten years from the date of grant, are not transferable other than on death, and generally vest in one year to five years commencing one year from the date of grant. We have also granted Class O LTIP Units, which are a class of LTIP Units in the Operating Partnership structured to provide economics similar to those of stock options. Class O LTIP Units, once vested, may be converted, at the election of the holder, into a number of common units of the Operating Partnership per Class O LTIP Unit determined by the increase in value of a share of the Company's common stock at the time of conversion over a participation threshold, which equals the fair market value of a share of the Company's common stock at the time of grant. Class O LTIP Units are entitled to distributions, subject to vesting, equal per unit to 10% of the per unit distributions paid with respect to the common units of the Operating Partnership.

In December 2024, our Chairman, CEO and Interim President, Marc Holliday, received a grant of 217,917 Class O LTIP Units, in connection with his new employment agreement, that are subject to both time-based vesting conditions and performance-based vesting conditions. The performance-based vesting conditions are satisfied if the average share price of the Company's common stock equals or exceeds $100.00 as of any trailing twenty trading day period between the grant date and the fifth anniversary thereafter. Subject to achievement of the performance hurdle and continued employment, the Class O LTIP Units vest ratably on December 31, 2025, December 31, 2026, and December 31, 2027.

The fair value of each stock option or LTIP Unit granted is estimated on the date of grant using the Black-Scholes option pricing model based on historical information with the following weighted average assumptions for grants during the years ended December 31, 2025 and 2024 (there were no options granted during the year ended December 31, 2023).

	2025	2024	2023
Dividend yield	7.1 %	5.5 %	N/A
Expected life	3.6 years	7.5 years	N/A
Risk-free interest rate	3.58 %	4.45 %	N/A
Expected stock price volatility	46.0 %	45.0 %	N/A

A summary of the status of the Company's stock options as of December 31, 2025, 2024, and 2023 and changes during the years ended December 31, 2025, 2024, and 2023 are as follows:

	Year Ended December 31,					
	2025		2024		2023	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	333,897	$ 81.63	115,980	$ 103.52	313,480	$ 97.59
Granted	407,000	44.35	217,917	68.07	—	—
Lapsed or canceled	—	—	—	—	(197,500)	84.14
Balance at end of year	740,897	$ 61.66	333,897	$ 81.63	115,980	$ 103.52
Options exercisable at end of year	188,619	$ 91.12	115,980	$ 103.52	115,980	$ 103.52

The remaining weighted average contractual life of the options outstanding was 5.4 years and the remaining average contractual life of the options exercisable was 3.8 years.

During the year ended December 31, 2025, we recognized $1.6 million compensation expense related to options. During the years ended December 31, 2024 and 2023, we recognized no compensation expense related to options. As of December 31, 2025, there was $7.2 million unrecognized compensation cost related to unvested stock options.

Restricted Shares

Shares may be granted to certain employees, including our executives, and vesting occurs upon the completion of a service period or our meeting established financial performance criteria. Vesting occurs at rates ranging from 15% to 35% once performance criteria are reached.

A summary of the Company's restricted stock as of December 31, 2025, 2024, and 2023 and changes during the years ended December 31, 2025, 2024, and 2023 are as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Balance at beginning of year	**4,449,709**	4,089,174	3,758,174
Granted	**91,926**	371,285	337,350
Canceled	**(9,635)**	(10,750)	(6,350)
Balance at end of year	**4,532,000**	4,449,709	4,089,174
Vested during the year	**236,139**	143,453	147,915
Compensation expense recorded	$ **15,077,198**	$ 10,939,602	$ 7,766,055
Total fair value of restricted stock granted during the year	$ **4,206,695**	$ 24,676,422	$ 15,789,540

The fair value of restricted stock that vested during the years ended December 31, 2025, 2024, and 2023 was $11.3 million, $7.4 million and $10.2 million, respectively. As of December 31, 2025, there was $18.6 million of total unrecognized compensation cost related to restricted stock, which is expected to be recognized over a weighted average period of 2.0 years.

We granted LTIP Units, which include bonus, time-based and performance-based awards, with a fair value of $27.6 million and $34.1 million during the years ended December 31, 2025 and 2024, respectively. The grant date fair value of the LTIP Unit awards was calculated in accordance with ASC Topic 718, *Compensation - Stock Compensation* ("ASC 718"). A third-party consultant determined that the fair value of the LTIP Units has a discount to our common stock price. The discount was calculated by considering the inherent uncertainty that the LTIP Units will reach parity with other common partnership units and the illiquidity due to transfer restrictions. As of December 31, 2025, there was $25.9 million of total unrecognized compensation expense related to the time-based and performance-based awards, which is expected to be recognized over a weighted average period of 1.6 years.

During the years ended December 31, 2025, 2024, and 2023, we recorded compensation expense related to bonus, time-based and performance-based awards of $26.1 million, $30.5 million, and $50.4 million, respectively.

For the years ended December 31, 2025, 2024, and 2023, $2.0 million, $1.7 million, and $1.4 million, respectively, was capitalized to assets associated with compensation expense related to our long-term compensation plans, restricted stock and stock options.

Deferred Compensation Plan for Directors

Under our Non-Employee Director's Deferral Program, which commenced July 2004, the Company's non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees, meeting fees and annual stock grant. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The program provides that a director's phantom stock units generally will be settled in an equal number of shares of common stock upon the earlier of (i) the January 1 coincident with or the next following such director's termination of service from the Board of Directors or (ii) a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the first business day of the respective quarter. Each participating non-employee director is also credited with dividend equivalents or phantom stock units based on the dividend rate for each quarter, which are either paid in cash currently or credited to the director's account as additional phantom stock units.

During the year ended December 31, 2025, 14,568 phantom stock units and 10,311 shares of common stock were issued to our Board of Directors. During the years ended December 31, 2025, 2024, and 2023, we recorded compensation expense of

$2.6 million, $2.8 million, and $2.7 million, respectively, related to the Deferred Compensation Plan. As of December 31, 2025, there were 92,873 phantom stock units outstanding pursuant to our Non-Employee Director's Deferral Program.

Employee Stock Purchase Plan

In 2007, the Company's Board of Directors adopted the 2008 Employee Stock Purchase Plan, or ESPP, to provide equity-based incentives to eligible employees. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and has been adopted by the board to enable our eligible employees to purchase the Company's shares of common stock through payroll deductions. The ESPP became effective on January 1, 2008 with a maximum of 500,000 shares of the common stock available for issuance, subject to adjustment upon a merger, reorganization, stock split or other similar corporate change. The Company filed a registration statement on Form S-8 with the SEC with respect to the ESPP. The common stock is offered for purchase through a series of successive offering periods. Each offering period will be three months in duration and will begin on the first day of each calendar quarter, with the first offering period having commenced on January 1, 2008. The ESPP provides for eligible employees to purchase the common stock at a purchase price equal to 85% of the lesser of (1) the market value of the common stock on the first day of the offering period or (2) the market value of the common stock on the last day of the offering period. The ESPP was approved by our stockholders at our 2008 annual meeting of stockholders. As of December 31, 2025, 267,651 shares of our common stock had been issued under the ESPP.

15. Accumulated Other Comprehensive Income

The following tables set forth the changes in accumulated other comprehensive income by component as of December 31, 2025, 2024 and 2023 (in thousands):

	Net unrealized gain (loss) on derivative instruments [1]	SL Green's share of joint venture net unrealized (loss) gain on derivative instruments [2]	Net unrealized (loss) gain on marketable securities	Total
Balance at December 31, 2022	$ 47,800	$ 2,046	$ (242)	$ 49,604
Other comprehensive income (loss) before reclassifications	17,269	6,950	(1,549)	22,670
Amounts reclassified from accumulated other comprehensive income	(39,717)	(15,080)	—	(54,797)
Balance at December 31, 2023	25,352	(6,084)	(1,791)	17,477
Other comprehensive income before reclassifications	39,049	6,515	525	46,089
Amounts reclassified from accumulated other comprehensive income	(35,071)	(10,299)	—	(45,370)
Balance at December 31, 2024	29,330	(9,868)	(1,266)	18,196
Other comprehensive (loss) income before reclassifications	(10,709)	(7,967)	589	(18,087)
Amounts reclassified from accumulated other comprehensive income	(19,557)	(2,750)	—	(22,307)
Balance at December 31, 2025	**$ (936)**	**$ (20,585)**	**$ (677)**	**$ (22,198)**

(1) Amount reclassified from accumulated other comprehensive (loss) income is included in interest expense in the respective consolidated statements of operations. As of December 31, 2025 and 2024, the deferred net gains from these terminated hedges, which is included in accumulated other comprehensive (loss) income relating to net unrealized gain (loss) on derivative instruments, was ($0.1 million) and ($0.2 million), respectively.

(2) Amount reclassified from accumulated other comprehensive (loss) income is included in equity in net loss from unconsolidated joint ventures in the respective consolidated statements of operations.

16. Fair Value Measurements

We are required to disclose fair value information with regard to certain of our financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practical to estimate fair value. The FASB guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. We measure and/or disclose the estimated fair value of certain financial assets and liabilities based on a hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. This hierarchy consists of three broad levels: Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date; Level 2 - inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and Level 3 - unobservable inputs for the asset or liability that are used when little or no market data is available. We follow this hierarchy for our assets and liabilities measured at fair value on a recurring and nonrecurring basis. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of the particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables set forth the assets and liabilities that we measure at fair value on a recurring basis by their levels in the fair value hierarchy as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets:				
Marketable securities available-for-sale	$ 23,666	$ —	$ 23,666	$ —
Interest rate cap and swap agreements (included in Other assets)	$ 8,000	$ —	$ 8,000	$ —
Real estate loans held by consolidated securitization vehicles	$ 1,023,877	$ —	$ 895,998	$ 127,879
Debt fund investments[1]	$ 152,958	$ —	$ —	$ 152,958
Liabilities:				
Interest rate cap and swap agreements (included in Other liabilities)	$ 17,360	$ —	$ 17,360	$ —
Senior obligations of consolidated securitization vehicles	$ 1,023,877	$ —	$ 895,998	$ 127,879
Secured borrowing (included in Other liabilities) [2]	$ 244,941	$ —	$ —	$ 244,941

(1) During the year ended December 31, 2025 the Fund purchased $146.9 million of investments classified as Level 3 and recognized $6.0 million of unrealized gains on those investments included within "Loss from debt fund investments, net" in the consolidated statements of operations.
(2) In 2021, the Company admitted an additional partner to the One Madison Avenue development project with the partner's indirect ownership in the joint venture totaling 25.0%. The transaction did not meet sale accounting under ASC 860 and, as a result, was treated as a secured borrowing for accounting purposes and is included in "Other liabilities" on our consolidated balance sheets.

	December 31, 2024			
	Total	**Level 1**	**Level 2**	**Level 3**
Assets:				
Marketable securities available-for-sale	$ 17,323	$ —	$ 17,323	$ —
Interest rate cap and swap agreements (included in Other assets)	$ 31,860	$ —	$ 31,860	$ —
Real estate loans held by consolidated securitization vehicles	$ 584,134	$ —	$ 584,134	$ —
Liabilities:				
Interest rate cap and swap agreements (included in Other liabilities)	$ 6,469	$ —	$ 6,469	$ —
Senior obligations of consolidated securitization vehicles	$ 567,487	$ —	$ 567,487	
Secured borrowing (included in Other liabilities)	$ 251,096	$ —	$ —	$ 251,096

We evaluate real estate investments and debt and preferred equity investments, including intangibles, for potential impairment primarily utilizing cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts, all of which are classified as Level 3 inputs.

Marketable securities classified as Level 1 are derived from quoted prices in active markets. The valuation technique used to measure the fair value of marketable securities classified as Level 2 were valued based on quoted market prices or model driven valuations using the significant inputs derived from or corroborated by observable market data. We do not intend to sell these securities and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost bases.

The fair value of derivative instruments is based on current market data received from financial sources that trade such instruments and are based on prevailing market data and derived from third party proprietary models based on well-recognized financial principles and reasonable estimates about relevant future market conditions, which are classified as Level 2 inputs.

The senior obligations of consolidated securitization vehicles represent CMBS that are not owned by the Company. A majority of these securities are either traded in the marketplace or are similar to other securities that are traded in the marketplace. As the valuation of these amounts are based upon quoted prices for similar instruments in active markets, we generally utilize third party pricing service providers to determine the fair value. The Company evaluates and assesses the third party pricing by referring to recent trades of similar securities, ratings, subordination levels, current market data and credit issues. The Company maximizes the use of observable inputs over unobservable inputs and uses the value of the senior obligations of consolidated securitization vehicles as an indicator of the fair value of the real estate loans held by consolidated securitization vehicles. Depending on the significance of the fair value inputs used in determining the fair value, these securities are classified in either Level 2 or Level 3 of the fair value hierarchy. As such, these investments may move between Level 2 and Level 3 of the fair value hierarchy if the significant fair value inputs used to price the CMBS become or cease to be observable.

The fair value of our secured borrowing is determined by projecting future cash flows, which takes into consideration various factors including discount rate and exit capitalization rate, as well as related asset performance and local or macro real estate performance. The inputs used in determining the Company's secured borrowing are considered Level 3.

Nonrecurring Fair Value Measurements

In December 2025, the Company entered into an agreement to sell a 49.0% interest in 100 Park Avenue at a gross asset value of $425.0 million. During the fourth quarter of 2025, the Company recognized a charge of $23.5 million to reduce the carrying value of the property to the gross asset value determined by the terms of the purchase and sale agreement. The charge is reflected in the Company's consolidated statements of operations within "Depreciable real estate reserves and impairments."

(3) In December 2025, following a recoverability assessment, the Company recorded a charge of $4.4 million and $8.4 million on its investments in Worldwide Plaza and 2 Herald Square, respectively. The charges are included within "Equity in net loss from unconsolidated joint ventures" in the consolidated statements of operations. The fair values of the investments were determined using a discounted cash flow analysis which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, all of which are classified as Level 3 inputs.

In October 2025, the Company closed on the acquisition of its joint venture partners' combined 39.5% interest in the 800 Third Avenue joint venture and the entity was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value which resulted in the recognition of a negative fair value adjustment of $20.2 million, which is included in "Purchase price and other fair value adjustments" in the consolidated statements of operations. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as the sales comparison approach, which utilizes comparable sales, listings, and sales contracts, all of which are classified as Level 3 inputs. Prior to October 2025, the investment was accounted for under the equity method and was included in "Investments in unconsolidated joint ventures" on our consolidated balance sheet.

In September 2025, the Company, as the holder of the preferred equity interest in the entity that owns 315 West 33rd Street, took control over management of the entity and the underlying property. As a result, it was concluded that the entity is a VIE in which the Company is the primary beneficiary, and the entity was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as the sales comparison approach, which utilizes comparable sales, listings, and sales contracts, all of which are classified as Level 3 inputs. Prior to September 2025, the preferred equity interest was included in "Debt and preferred equity investments" on our consolidated balance sheet.

In July 2025, the Company sold 50.0% of the joint venture entity that holds the preferred equity investment in 625 Madison Avenue for $104.9 million, which had a carrying value of $112.1 million as of June 30, 2025. In conjunction with this transaction, the Company also acquired the remaining interest in the joint venture for $23.7 million and sold 50.0% of that interest for $10.9 million. In June 2025, the Company recorded a charge of $14.5 million, which is included in "Equity in net loss from unconsolidated joint ventures" in the consolidated statements of operations. The fair value of our investment was determined by the terms of the purchase and sale agreement.

In December 2024, the Company amended the joint venture agreement with its partner in the 100 Park Avenue joint venture. As a result of the amended terms, it was concluded that the joint venture is a VIE in which the Company is the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value which resulted in the recognition of a positive fair value adjustment of $117.8 million, which is included in Purchase price and other fair value adjustments in the consolidated statements of operations. Prior to December 2024, the investment was accounted for under the equity method. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as the sales comparison approach, which utilizes comparable sales, listings, and sales contracts. All of which are classified as Level 3 inputs.

In March 2024, the Company entered into an agreement to acquire its partner's 45.0% interest in the 10 East 53rd Street joint venture. As a result of the contract terms, it was concluded that the joint venture is a VIE in which the Company is the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value which resulted in the recognition of a negative fair value adjustment of ($55.7 million), which is included in Purchase price and other fair value adjustments in the consolidated statements of operations. Prior to March 2024, the investment was accounted for under the equity method. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as the sales comparison approach, which utilizes comparable sales, listings, and sales contracts. All of which are classified as Level 3 inputs.

Financial Assets and Liabilities not Measured at Fair Value

The financial assets and liabilities that are not measured at fair value on our consolidated balance sheets include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, debt and preferred equity investments, mortgages and other loans payable and other secured and unsecured debt. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses reported on our consolidated balance sheets approximates fair value due to the short-term nature of these instruments. The fair value of debt and preferred equity investments, which is classified as Level 3, is estimated by discounting the future cash flows using current interest rates at which similar loans with the same maturities would be made to borrowers with similar credit ratings. The fair value of borrowings, which is classified as Level 3, is estimated by discounting the contractual cash flows of each debt instrument to their present value using adjusted market interest rates, which is provided by a third-party specialist.

The following table provides the carrying value and fair value of these financial instruments as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Value [1]	Fair Value	Carrying Value [1]	Fair Value
Debt and preferred equity investments	$ 168,358	[2]	$ 303,726	[2]
Fixed rate debt	$ 3,675,222	$ 3,679,095	$ 3,257,474	$ 3,225,767
Variable rate debt	369,277	369,440	363,550	355,364
Total debt	$ 4,044,499	$ 4,048,535	$ 3,621,024	$ 3,581,131

(1) Amounts exclude net deferred financing costs.
(2) As of December 31, 2025, debt and preferred equity investments had an estimated fair value of approximately $0.2 billion. As of December 31, 2024, debt and preferred equity investments had an estimated fair value of approximately $0.3 billion.

Disclosures regarding fair value of financial instruments was based on pertinent information available to us as of December 31, 2025 and 2024.

17. Financial Instruments: Derivatives and Hedging

In the normal course of business, we use a variety of commonly used derivative instruments, including, but not limited to, interest rate swaps, caps, collars and floors, to manage interest rate risk. We hedge our exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on existing debt. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedge asset, liability, or firm commitment through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Reported net income and equity may increase or decrease prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows. Currently, all of our designated derivative instruments are effective hedging instruments.

The following table summarizes the notional value at inception and fair value of our consolidated derivative financial instruments as of December 31, 2025 based on Level 2 information. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Balance Sheet Location	Fair Value
Interest Rate Cap	72,314	4.000 %	July 2025	June 2026	Other Liabilities	$ (1)
Interest Rate Cap	190,148	3.500 %	November 2025	November 2026	Other Assets	193
Interest Rate Swap	150,000	2.621 %	December 2021	January 2026	Other Assets	5
Interest Rate Swap	200,000	2.662 %	December 2021	January 2026	Other Assets	7
Interest Rate Swap	300,000	2.866 %	July 2023	May 2027	Other Assets	1,777
Interest Rate Swap	100,000	2.903 %	February 2023	February 2027	Other Assets	494
Interest Rate Swap	100,000	2.733 %	February 2023	February 2027	Other Assets	677
Interest Rate Swap	50,000	2.463 %	February 2023	February 2027	Other Assets	484
Interest Rate Swap	200,000	2.591 %	February 2023	February 2027	Other Assets	1,660
Interest Rate Swap	100,000	3.756 %	January 2023	January 2028	Other Liabilities	(953)
Interest Rate Swap	370,000	3.888 %	November 2022	June 2027	Other Liabilities	(3,076)
Interest Rate Swap	150,000	3.524 %	January 2024	May 2027	Other Liabilities	(426)
Interest Rate Swap	300,000	4.487 %	November 2024	November 2027	Other Liabilities	(6,521)
Interest Rate Swap	68,678	4.466 %	August 2024	June 2027	Other Liabilities	(1,167)
Interest Rate Swap	204,550	3.915 %	February 2025	May 2028	Other Liabilities	(2,866)
Interest Rate Swap	125,000	3.667 %	August 2024	December 2026	Other Liabilities	(346)
Interest Rate Swap	125,000	3.670 %	August 2024	December 2026	Other Liabilities	(353)
Interest Rate Swap	80,000	4.174 %	February 2025	February 2028	Other Liabilities	(1,429)
Interest Rate Swap	357,500	2.982 %	June 2027	June 2028	Other Assets	887
Interest Rate Swap	177,000	1.555 %	December 2022	February 2026	Other Assets	486
Interest Rate Swap	177,000	3.331 %	February 2026	February 2029	Other Liabilities	(222)
Interest Rate Lock	240,000	— %	November 2025	January 2026	Other Assets	1,218
Interest Rate Lock	120,000	— %	December 2025	January 2026	Other Assets	112
						$ (9,360)

During the year ended December 31, 2025, we recorded a loss of $3.9 million based on the changes in the fair value of market-to-market interest rate swaps, which is included in "Purchase price and other fair value adjustments" in the consolidated statements of operations. During the year ended December 31, 2024, we recorded a gain of $5.5 million based on the changes in the fair value of forward-starting interest rate swaps, which is included in "Purchase price and other fair value adjustments" in the consolidated statements of operations. During the year ended December 31, 2023, we recorded a loss of $10.4 million based on the changes in the fair value of an interest rate cap we sold.

During the year ended December 31, 2025, we recorded a gain of $1.3 million, on the changes in fair value, which is included in interest expenses in the consolidated statements of operations. During the year ended December 31, 2024 we recorded a gain of $0.1 million on the changes in fair value, which is included in interest expense in the consolidated statements of operations. During the year ended December 31, 2023 we recorded a loss of $0.2 million on the changes in fair value, which is included in interest expense in the consolidated statements of operations.

Certain agreements the Company has with each of its derivative counterparties contain a provision where if the Company defaults on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. As of December 31, 2025, the fair value of derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements, was $17.6 million. As of December 31, 2025, the Company was not required to post any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $18.1 million as of December 31, 2025.

Gains and losses on terminated hedges are included in accumulated other comprehensive income, and are recognized into earnings over the term of the related obligation. Over time, the realized and unrealized gains and losses held in accumulated other comprehensive income will be reclassified into earnings as an adjustment to interest expense in the same periods in which the hedged interest payments affect earnings. We estimate that $0.6 million of the current balance held in accumulated other comprehensive income will be reclassified into interest expense and $5.7 million of the portion related to our share of joint venture accumulated other comprehensive income will be reclassified into equity in net loss from unconsolidated joint ventures within the next 12 months.

The following table presents the effect of our derivative financial instruments and our share of our joint ventures' derivative financial instruments that are designated and qualify as hedging instruments on the consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023, respectively (in thousands):

| | Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) | | | Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income | Amount of Gain Reclassified from Accumulated Other Comprehensive Income into Income | | |
| | Year Ended December 31, | | | | Year Ended December 31, | | |
Derivative	2025	2024	2023		2025	2024	2023
Interest Rate Swaps/Caps	$ (10,634)	$ 41,802	$ 18,484	Interest expense	$ 23,324	$ 37,398	$ 42,270
Share of unconsolidated joint ventures' derivative instruments	(8,001)	6,870	7,399	Equity in net loss from unconsolidated joint ventures	2,487	10,965	16,050
	$ (18,635)	$ 48,672	$ 25,883		$ 25,811	$ 48,363	$ 58,320

The following table summarizes the notional value at inception and fair value of our joint ventures' derivative financial instruments as of December 31, 2025 based on Level 2 information. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Classification	Fair Value
Interest Rate Cap	$ 703,686	4.000 %	November 2025	January 2026	Liability	$ —
Interest Rate Cap	289,257	4.000 %	July 2025	June 2026	Asset	5
Interest Rate Swap	268,750	4.039 %	July 2024	September 2028	Liability	(5,276)
Interest Rate Swap	268,750	4.058 %	July 2024	September 2028	Liability	(5,408)
Interest Rate Swap	537,500	4.065 %	July 2024	September 2028	Liability	(10,962)
Interest Rate Swap	250,000	3.608 %	April 2023	February 2026	Asset	27
Interest Rate Swap	250,000	3.608 %	April 2023	February 2026	Asset	27
						$ (21,587)

18. Lease Income

The Operating Partnership is the lessor and the sublessor to tenants under operating and sales-type leases. The minimum rental amounts due under the leases are generally subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for increases in certain operating costs and real estate taxes above their base year costs.

Future minimum rents to be received over the next five years and thereafter for operating leases in effect at December 31, 2025 are as follows (in thousands):

2026	$ 564,911
2027	529,740
2028	472,017
2029	431,141
2030	373,182
Thereafter	1,564,839
	$ 3,935,830

The components of lease income from operating leases in our consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 were as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Fixed lease payments	$ **607,566**	$ 545,573	$ 589,469
Variable lease payments	**78,564**	63,004	79,641
Total lease payments [1]	$ **686,130**	$ 608,577	$ 669,110
Amortization of acquired above and below-market leases	**(6,025)**	(2,578)	14,225
Total rental revenue	$ **680,105**	$ 605,999	$ 683,335

(1)   Amounts include $182.2 million and $188.5 million of sublease income for the years ended December 31, 2025 and 2024, respectively.

The table below summarizes our investment in sales-type leases as of December 31, 2025:

Property	Year of Current Expiration	Year of Final Expiration [1]
15 Beekman [2]	2119	2119

(1)   Reflects exercise of all available renewal options.
(2)   In August 2020, the Company formed a joint venture, which then entered into a long-term sublease with the Company for the building at 15 Beekman. See Note 6, "Investments in Unconsolidated Joint Ventures."

Future minimum lease payments to be received over the next five years and thereafter for our sales-type leases with initial terms in excess of one year as of December 31, 2025 are as follows (in thousands):

	Sales-type leases
2026	$ 3,276
2027	3,325
2028	3,375
2029	3,426
2030	3,477
Thereafter	189,891
Total minimum lease payments	$ 206,770
Amount representing interest	(98,489)
Investment in sales-type leases [1]	$ 108,281

(1)   This amount is included in Other assets on our consolidated balance sheets.

The components of lease income from sales-type leases during the years ended December 31, 2025, 2024, and 2023 were as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Interest income [1]	$ **4,556**	$ 4,500	$ 4,444

(1)   These amounts are included in Interest expense, net of interest income in our consolidated statements of operations.

19. Benefit Plans

The building employees are covered by multi-employer defined benefit pension plans and post-retirement health and welfare plans. We participate in the Building Service 32BJ, or Union, Pension Plan and Health Plan. The Pension Plan is a multi-employer, non-contributory defined benefit pension plan that was established under the terms of collective bargaining agreements between the Service Employees International Union, Local 32BJ, the Realty Advisory Board on Labor Relations, Inc. and certain other employees. This Pension Plan is administered by a joint board of trustees consisting of union trustees and employer trustees and operates under employer identification number 13-1879376. The Pension Plan year runs from July 1 to June 30. Employers contribute to the Pension Plan at a fixed rate on behalf of each covered employee. Separate actuarial information regarding such pension plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit. However, on September 28, 2023, September 12, 2024 and September 24, 2025, the actuary certified that for the plan years beginning July 1, 2023, July 1, 2024 and July 1, 2025, the Pension Plan was in critical or endangered status under the Pension Protection Act of 2006. The Pension Plan trustees adopted a rehabilitation plan consistent with this requirement. No surcharges have been paid to the Pension Plan as of December 31, 2025. For the Pension Plan years ended June 30, 2025, 2024 and 2023, the plan received contributions from employers totaling $442.8 million, $530.3 million and $317.9 million, respectively. Our contributions to the Pension Plan represent less than 5.0% of total contributions to the plan.

The Health Plan was established under the terms of collective bargaining agreements between the Union, the Realty Advisory Board on Labor Relations, Inc. and certain other employers. The Health Plan provides health and other benefits to eligible participants employed in the building service industry who are covered under collective bargaining agreements, or other written agreements, with the Union. The Health Plan is administered by a Board of Trustees with equal representation by the employers and the Union and operates under employer identification number 13-2928869. The Health Plan receives contributions in accordance with collective bargaining agreements or participation agreements. Generally, these agreements provide that the employers contribute to the Health Plan at a fixed rate on behalf of each covered employee. For the Health Plan years ended, June 30, 2025, 2024 and 2023, the plan received contributions from employers totaling $1.9 billion, $1.7 billion and $1.9 billion, respectively. Our contributions to the Health Plan represent less than 5.0% of total contributions to the plan.

Contributions we made to the multi-employer plans for the years ended December 31, 2025, 2024 and 2023 are included in the table below (in thousands):

Benefit Plan	Year Ended December 31,		
	2025	2024	2023
Pension Plan	$ 2,523	$ 2,157	$ 2,111
Health Plan	8,408	6,256	7,191
Other plans	939	740	789
Total plan contributions	$ 11,870	$ 9,153	$ 10,091

401(K) Plan

In August 1997, we implemented a 401(K) Savings/Retirement Plan, or the 401(K) Plan, to cover eligible employees of ours, and any designated affiliate. The 401(K) Plan permits eligible employees to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(K) Plan. During 2003, we amended our 401(K) Plan to provide for discretionary matching contributions only. For 2025, 2024 and 2023, a matching contribution equal to 100% of the first 4% of annual compensation was made. For the years ended December 31, 2025, 2024, and 2023, we made matching contributions of $2.4 million, $2.3 million, and $1.8 million, respectively.

20. Commitments and Contingencies

Legal Proceedings

As of December 31, 2025, the Company and the Operating Partnership were not involved in any material litigation nor, to management's knowledge, was any material litigation threatened against us or our portfolio which if adversely determined could have a material adverse impact on us.

Environmental Matters

Our management believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on our financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of our properties were sold.

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism, excluding nuclear, biological, chemical, and radiological terrorism ("NBCR")), within two property insurance programs and liability insurance. Separate property and liability coverage may be purchased on a stand-alone basis for certain assets, such as development projects. Additionally, one of our captive insurance companies, Belmont Insurance Company, or Belmont, provides coverage for NBCR terrorist acts above a specified trigger. Belmont's retention is reinsured by our other captive insurance company, Ticonderoga Insurance Company ("Ticonderoga"). If Belmont or Ticonderoga are required to pay a claim under our insurance policies, we would ultimately record the loss to the extent of required payments. However, there is no assurance that in the future we will be able to procure coverage at a reasonable cost. Further, if we experience losses that are uninsured or that exceed policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. Additionally, our debt instruments contain customary covenants requiring us to maintain insurance and we could default under our debt instruments if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with such covenants relating to insurance. Belmont and Ticonderoga provide coverage solely on properties owned by the Company or its affiliates.

Furthermore, with respect to certain of our properties, including properties held by joint ventures or subject to triple net leases, insurance coverage is obtained by a third-party and we do not control the coverage. While we may have agreements with such third parties to maintain adequate coverage and we monitor these policies, such coverage ultimately may not be maintained or adequately cover our risk of loss.

Belmont had loss reserves of $3.7 million and $3.5 million as of December 31, 2025 and 2024, respectively. Ticonderoga had no loss reserves as of December 31, 2025 and 2024.

Lease Arrangements

We are a tenant under leases for certain properties, including ground leases. These leases have expirations from 2033 to 2119, or 2043 to 2119 as fully extended. Certain leases offer extension options which we assess against relevant economic factors to determine whether we are reasonably certain of exercising or not exercising the option. Lease payments associated with renewal periods that we are reasonably certain will be exercised, if any, are included in the measurement of the corresponding lease liability and right of use asset.

Certain of our leases are subject to rent resets, generally based on a percentage of the then fair market value, a fixed amount, or a percentage of the preceding rent at specified future dates. Rent resets will be recognized in the periods in which they are incurred. Additionally, certain of our leases are subject to percentage rent arrangements based on thresholds established in the lease agreement, such as percentage of sales at the property. Percentage rents will be recognized in the periods in which they are incurred.

The table below summarizes our current lease arrangements as of December 31, 2025:

Property [1]	Year of Current Expiration	Year of Final Expiration [2]
711 Third Avenue [3]	2033	2083
1185 Avenue of the Americas	2043	2043
SL Green Headquarters at One Vanderbilt Avenue [4]	2043	2048
420 Lexington Avenue	2050	2080
SUMMIT One Vanderbilt	2058	2070
SUMMIT One Vanderbilt - Special Event Space [5]	2046	2070
15 Beekman [6][7]	2119	2119

(1) All leases are classified as operating leases unless otherwise specified.
(2) Reflects exercise of all available extension options.
(3) The Company owns 50% of the fee interest.
(4) In March 2021, the Company commenced its lease for its corporate headquarters at One Vanderbilt Avenue. See Note 10, "Related Party Transactions."
(5) In June 2025, the Company entered into a second lease agreement with the One Vanderbilt Avenue joint venture for SUMMIT One Vanderbilt to lease special event space. See Note 10, "Related Party Transactions."
(6) The Company has an option to purchase the ground lease for a fixed price on a specific date. The lease is classified as a financing lease.
(7) In August 2020, the Company entered into a long-term sublease with an unconsolidated joint venture as part of the capitalization of the 15 Beekman development project. See Note 6, "Investments in Unconsolidated Joint Ventures."

The following is a schedule of future minimum lease payments as evaluated in accordance with ASC 842 for our financing leases and operating leases with initial terms in excess of one year as of December 31, 2025 (in thousands):

	Financing leases	Operating leases
2026	$ 3,276	$ 54,968
2027	3,325	54,796
2028	3,375	55,311
2029	3,426	55,543
2030	3,477	56,645
Thereafter	189,891	1,116,202
Total minimum lease payments	$ 206,770	$ 1,393,465
Amount representing interest	(98,587)	—
Amount discounted using incremental borrowing rate	—	(588,273)
Total lease liabilities	$ 108,183	$ 805,192

The following table provides lease cost information for the Company's operating leases for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,		
Operating Lease Costs	**2025**	**2024**	**2023**
Operating lease costs before capitalized operating lease costs	$ 24,423	$ 24,423	$ 29,637
Operating lease costs capitalized	—	—	(2,345)
Operating lease costs, net [1]	$ 24,423	$ 24,423	$ 27,292

(1) This amount is included in "Operating lease rent" in our consolidated statements of operations.

The following table provides lease cost information for the Company's financing leases for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,		
Financing Lease Costs	**2025**	**2024**	**2023**
Interest on financing leases before capitalized interest	$ 4,558	$ 4,502	$ 4,446
Financing lease costs, net	$ 4,558	$ 4,502	$ 4,446

(1)   These amounts are included in "Interest expense, net of interest income" in our consolidated statements of operations.

As of December 31, 2025, the weighted-average discount rate used to calculate the lease liabilities was 4.50%. As of December 31, 2025, the weighted-average remaining lease term was 26 years, inclusive of purchase options expected to be exercised.

21. Segment Information

The Company has three operating and reportable segments, real estate, debt and preferred equity ("DPE") investments, including the Fund, and SUMMIT. The results of these segments are provided to and reviewed by the CEO, our chief operating decision maker ("CODM"), who uses this information to assess performance and inform key decisions regarding operations, resources and capital allocation.

Our CODM evaluates real estate performance and allocates resources based on net operating income ("NOI"), which serves as the profit or loss measure for the real estate operating segment. For our debt and preferred equity investments and SUMMIT operating segment performance, our CODM evaluates and allocates resources based on net income. The CODM does not review asset information, by segment, as a measure to assess performance.

The reportable segment profit or loss measures for the twelve months ended December 31, 2025, December 31, 2024, and December 31, 2023 are as follows (in thousands):

	December 31, 2025			
	Real Estate Segment	**SUMMIT Segment**	**DPE Segment**	**Total**
Total revenues	$ 788,591	$ 122,344	$ 92,111	$ 1,003,046
Expenses:				
SUMMIT Operator expenses	—	116,364	—	
SUMMIT Operator tax expense	—	3,259	—	
Operating Expenses	226,099	—	—	
Real Estate Taxes	155,023	—	—	
Operating lease rent	24,423	—	—	
Net Operating Income from unconsolidated joint ventures	$ 268,885			
Real Estate segment net operating income	$ 651,931			$ 651,931
Equity in net income from unconsolidated joint ventures		—	6,825	
Loss from debt fund investments, net			(1,446)	
Loan loss and other investment reserves, net of recoveries			71,326	
Depreciation and amortization		(3,688)	—	
Interest expense, net of interest income		—	(21,507)	
Interest expense on senior obligations of consolidated securitization vehicles		—	(60,693)	
SUMMIT Net income (loss) and DPE Net income (loss)		$ (967)	$ 86,616	$ 85,649
Non-operating net loss from unconsolidated joint ventures				(317,261)
Marketing, general and administrative expense				(89,310)
Transaction related costs				(13,942)
Depreciable real estate reserves				(32,092)
Depreciable real estate reserves in unconsolidated joint venture				(14,592)
Loss on sale of real estate, net				(2,143)
Purchase price and other fair value adjustments				(36,233)
Equity in net gain on sale of interest in unconsolidated joint venture/real estate				86,068
Gain on sale of marketable securities				10,232
Depreciation and amortization				(252,025)
Amortization of deferred financing costs				(7,054)
Interest expense, net of interest income				(166,149)
Net Loss				$ (96,921)

	December 31, 2024			
	Real Estate Segment	SUMMIT Segment	DPE Segment	Total
Total revenues	$ 709,725	$ 133,214	$ 43,333	$ 886,272
Expenses:				
SUMMIT Operator expenses	—	111,739	—	
SUMMIT Operator tax expense	—	730	—	
Operating Expenses	189,598	—	—	
Real Estate Taxes	128,187	—	—	
Operating lease rent	24,423	—	—	
Net operating income from unconsolidated joint ventures	$ 363,113			
Real Estate segment Net operating income	$ 730,630			$ 730,630
Equity in net income from unconsolidated joint ventures		—	11,513	
Depreciation and amortization		(2,436)	—	
Interest expense, net of interest income		—	(28,142)	
Interest expense on senior obligations of consolidated securitization vehicles		—	(14,634)	
SUMMIT Net income and DPE Net income		$ 18,309	$ 12,070	$ 30,379
Non-operating net loss from unconsolidated joint ventures				(291,131)
Marketing, general and administrative expense				(85,187)
Transaction related costs				(401)
Gain on early extinguishment of debt				43,762
Depreciable real estate reserves				(104,071)
Depreciable real estate reserves in unconsolidated joint venture				(263,190)
Gain on sale of real estate, net				3,025
Purchase price and other fair value adjustments				88,966
Equity in net gain on sale of interest in unconsolidated joint venture/real estate				208,144
Depreciation and amortization				(205,007)
Amortization of deferred financing costs				(6,619)
Interest expense, net of interest income				(119,078)
Net Income				$ 30,222

	December 31, 2023			
	Real Estate Segment	**SUMMIT Segment**	**DPE Segment**	**Total**
Total revenues	$ 760,745	$ 118,260	$ 34,705	$ 913,710
Expenses:				
SUMMIT Operator expenses	—	101,211	—	
SUMMIT Operator tax expense	—	9,201	—	
Operating Expenses	196,696	—	—	
Real Estate Taxes	143,757	—	—	
Operating lease rent	27,292	—	—	
Net operating income from unconsolidated joint ventures	205,694			
Real Estate segment Net operating income	$ 598,694			$ 598,694
Loan loss and other investment reserves, net of recoveries		—	(6,890)	
Depreciation and amortization		(1,747)	—	
Interest expense, net of interest income		—	(34,149)	
SUMMIT Net (loss) income and DPE Net (loss) income		$ 6,101	$ (6,334)	$ (233)
Non-operating net loss from unconsolidated joint ventures				(282,203)
Marketing, general and administrative expense				(111,389)
Transaction related costs				(1,099)
Loss on early extinguishment of debt				(870)
Depreciable real estate reserves				(382,374)
Loss on sale of real estate, net				(32,370)
Purchase price and other fair value adjustments				(17,260)
Equity in net loss on sale of interest in unconsolidated joint venture/real estate				(13,368)
Depreciation and amortization				(246,063)
Amortization of deferred financing costs				(7,837)
Interest expense, net of interest income				(102,965)
Net Loss				$ (599,337)

    For the real estate segment, the primary sources of revenue are tenant rents and escalations and reimbursement revenue. See Note 5, "Debt and Preferred Equity Investments," for additional details on our debt and preferred equity investments. We allocate loan loss reserves, net of recoveries, and transaction related costs to the debt and preferred equity segment. SUMMIT currently operates one location at One Vanderbilt Avenue in midtown Manhattan with the primary source of revenue generated from ticket sales.

    There were no transactions between the above three segments other than the SUMMIT leases with our One Vanderbilt Avenue joint venture, which is part of the real estate segment. See Note 10, "Related Party Transactions."

SL Green Realty Corp. and SL Green Operating Partnership, L.P.
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2025
(in thousands)

Column A	Column B	Column C Initial Cost		Column D Cost Capitalized Subsequent To Acquisition [1]		Column E Gross Amount at Which Carried at Close of Period			Column F	Column G	Column H	Column I
Description [2]	Encumbrances	Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
420 Lexington Ave	$ 258,523	$ —	$ 333,499	$ —	$ 106,916	$ —	$ 440,415	$ 440,415	$ 255,135	1927	3/1998	Various
711 Third Avenue	—	19,844	115,769	—	23,046	19,844	138,815	158,659	91,323	1955	5/1998	Various
555 W. 57th Street	—	18,846	140,946	—	25,859	18,846	166,805	185,651	109,532	1971	1/1999	Various
461 Fifth Avenue	—	—	88,276	28,873	19,632	28,873	107,908	136,781	54,641	1988	10/2003	Various
750 Third Avenue	—	51,093	251,523	—	168,369	51,093	419,892	470,985	121,610	1958	7/2004	Various
485 Lexington Avenue	450,000	78,282	452,631	—	1,027	78,282	453,658	531,940	236,495	1956	12/2004	Various
810 Seventh Avenue	—	114,077	550,819	—	37,307	114,077	588,126	702,203	268,101	1970	1/2007	Various
1185 Avenue of the Americas	—	—	791,106	—	68,298	—	859,404	859,404	445,591	1969	1/2007	Various
1350 Avenue of the Americas	—	90,941	431,517	—	29,461	90,941	460,978	551,919	226,360	1966	1/2007	Various
1-6 Landmark Square [3]	100,000	27,852	161,343	(6,939)	(5,495)	20,913	155,848	176,761	57,175	1973-1984	1/2007	Various
7 Landmark Square [3]	—	1,721	8,417	(1,338)	(6,207)	383	2,210	2,593	875	2007	1/2007	Various
100 Church Street	365,000	34,994	183,932	—	18,086	34,994	202,018	237,012	89,348	1959	1/2010	Various
125 Park Avenue	—	120,900	270,598	—	36,111	120,900	306,709	427,609	149,136	1923	10/2010	Various
19 East 65th Street	—	8,603	2,074	—	10,967	8,603	13,041	21,644	10	1929	1/2012	Various
304 Park Avenue	—	54,489	90,643	—	14,031	54,489	104,674	159,163	40,861	1930	6/2012	Various
760 Madison Avenue	—	284,286	8,314	(3,205)	93,372	281,081	101,686	382,767	7,703	1996/2012	7/2014	Various
110 Greene Street	—	45,120	228,393	—	5,817	45,120	234,210	279,330	70,977	1910	7/2015	Various
7 Dey / 185 Broadway	190,149	45,540	27,865	—	211,211	45,540	239,076	284,616	31,567	1921	8/2015	Various
885 Third Avenue [4]	—	138,444	244,040	(138,444)	(114,346)	—	129,694	129,694	20,508	1986	7/2020	Various
690 Madison Avenue	—	13,820	51,732	(7,985)	(27,336)	5,835	24,396	30,231	5,653	1879	9/2021	Various
10 East 53rd Street [5]	204,550	104,143	62,470	—	1,727	104,143	64,197	168,340	10,897	1971	2/2012	Various
500 Park Avenue	80,000	91,920	15,762	—	—	91,920	15,762	107,682	1,776	1960	1/2025	Various
315 West 33rd Street [6]	250,000	179,391	179,776	—	—	179,391	179,776	359,167	1,650	2000	9/2025	Various
346 Madison Avenue	—	162,262	1,797	—	—	162,262	1,797	164,059	—	1915	10/2025	Various
800 Third Avenue [6]	177,000	139,949	33,308	—	—	139,949	33,308	173,257	1,122	1970	12/2006	Various
Other [7]	—	20,637	16,224	(18,901)	(210)	1,736	16,014	17,750	8,331			
Total	$ 2,075,222	$1,847,154	$ 4,742,774	$(147,939)	$ 717,643	$1,699,215	$ 5,460,417	$ 7,159,632	$ 2,306,377			

(1) Includes depreciable real estate reserves and impairments recorded subsequent to acquisition.
(2) All properties located in New York, New York, unless otherwise noted.
(3) Property located in Connecticut.
(4) In December 2022, the Company sold 414,317 square feet of office leasehold condominium units at the property. The Company retained the remaining 218,796 square feet of the building.
(5) Initial cost is the fair value that was determined upon consolidation of these investments in 2024.
(6) Initial cost is the fair value that was determined upon consolidation of these investments in 2025.
(7) Other includes tenant improvements of eEmerge, capitalized interest and corporate improvements.

The changes in real estate for the years ended December 31, 2025, 2024, and 2023 are as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Balance at beginning of year	**$ 6,607,741**	$ 6,102,864	$ 9,198,799
Property acquisitions	**270,836**	—	—
Improvements	**255,476**	199,416	241,213
Retirements/disposals/deconsolidation	**25,579**	305,461	(2,383,912)
Reclassification [1]	**—**	—	(953,236)
Balance at end of year	**$ 7,159,632**	$ 6,607,741	$ 6,102,864

The aggregate cost of land, buildings and improvements, before depreciation, for Federal income tax purposes as of December 31, 2025 was $5.6 billion.

The changes in accumulated depreciation, exclusive of amounts relating to equipment, autos, and furniture and fixtures, for the years ended December 31, 2025, 2024, and 2023 are as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Balance at beginning of year	**$ 2,126,081**	$ 1,968,004	$ 2,039,554
Depreciation for year	**195,520**	171,744	199,576
Retirements/disposals/deconsolidation	**(15,224)**	(13,667)	(203,819)
Reclassification [1]	**—**	—	(67,307)
Balance at end of year	**$ 2,306,377**	$ 2,126,081	$ 1,968,004

(1)   Beginning in the second quarter of 2024, we reclassified amounts recorded for certain right-of-use assets classified as operating leases from a gross presentation above accumulated depreciation to a net presentation below accumulated depreciation on our consolidated balance sheets. This includes reclassifying the related amortization that was previously included in the accumulated depreciation balance. As such, we no longer present right-of-use assets and related amortization in Schedule III - Real Estate and Accumulated Depreciation. See the "Reclassification" section of Note 2, "Significant Accounting Policies" for more information regarding this reclassification.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of SL Green Realty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SL Green Realty Corp. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes and schedule III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Investments in Commercial Real Estate Properties and Investments in Unconsolidated Joint Ventures — Refer to Notes 2, 6 and 16 to the financial statements

Critical Audit Matter Description

The Company's investments in commercial real estate properties are evaluated for impairment quarterly, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company's evaluation of the recoverability of commercial real estate properties involves the comparison of undiscounted future cash flows expected to be generated by each commercial real estate property over the Company's estimated holding period, including the future terminal value, to the respective carrying amount. The Company also assesses their investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, the Company writes down the investment to its estimated fair value. The Company's investments in unconsolidated joint ventures are evaluated for impairment based on each joint venture's actual and projected cash flows. To the extent an impairment has occurred on either a commercial real estate property or investment in unconsolidated joint venture, the impairment loss will be measured as the excess of the carrying amount over the estimated fair value of the underlying asset. The Company's recoverability assessment and estimated fair value, requires management to make significant estimates, including appropriate future market rental rates, capitalization rates, and discount rates.

Given the Company's estimated future market rental rates, capitalization rates, and discount rates are significant assumptions made by management in their impairment assessments, performing audit procedures to evaluate the reasonableness of management's recoverability assessment and estimated fair value that utilize these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's estimated future market rental rates, capitalization rates, and discount rates used in the evaluation of impairment, included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability and estimated fair value of both commercial real estate properties and investments in unconsolidated joint ventures, including those over estimated future market rental rates, capitalization rates, and discount rates.

- We inquired with management regarding their determination of estimated future market rental rates, capitalization rates, and discount rates and evaluated the consistency in determining the rates with evidence obtained in other areas of our audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the Company's estimated future market rental rates, capitalization rates, and discount rates by:
  o Testing the source information underlying the determination of the estimated future market rental rates, capitalization rates, and discount rates used by management by evaluating the reasonableness of these assumptions with independent market data, focusing on key factors, including geographical location, tenant composition, and property type.

  o Using comparable market transaction details to further evaluate management's selected estimated future market rental rates, capitalization rates, and discount rates, as applicable.

  o Developing a range of independent estimates of future market rental rates, capitalization rates, and discount rates and comparing those to the amounts selected by management.

Consolidation of Investments in Joint Ventures — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company assesses the accounting treatment for each joint venture upon formation, as well as any reconsideration event over the life of the investment, to determine whether consolidation is required. This assessment includes a review of each joint venture agreement to determine the rights provided to each party and whether those rights are protective or participating. The Company consolidates those joint ventures they control, or which are variable interest entities (each, a "VIE") where the Company is considered to be the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The Company accounts for their investments in unconsolidated joint ventures under the equity method of accounting in cases where they exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. The evaluation of these investments for consolidation, including determining whether the joint venture is a VIE, and if so, whether the Company is the primary beneficiary requires management to make significant judgments due to the complex nature of these investments.

Given the Company's determination of consolidation of investments in joint ventures is a significant judgement made by management for certain of these investments, performing audit procedures to evaluate the reasonableness of management's consolidation, including VIE and primary beneficiary assessment, required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's determination of consolidation of investments in joint ventures included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the initial accounting assessment for consolidation of investments in joint ventures and over management's evaluation of reconsideration events.

- We selected a sample of unconsolidated and consolidated joint ventures and evaluated the appropriateness of the Company's accounting conclusions upon formation and reconsideration events by:
  - Reading the joint venture agreements and other related documents and evaluating the structure and terms of the agreement, as well as any reconsideration events which took place during the year, to determine if the joint venture should be classified as a VIE.

  - If an entity is determined to be a VIE, considering whether the Company appropriately determined the primary beneficiary by evaluating the contractual arrangements of the entity to determine if the Company has the power to direct activities that most significantly impact the VIE's economic performance, and if the Company has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could be significant to the VIE.

  - Evaluated whether any reconsideration events occurred during the year that would result in consolidation or deconsolidation of investments in joint ventures, and if so, verified that this occurred properly.

  - Evaluating the evidence obtained in other areas of the audit to determine if there were additional reconsideration events that had not been identified by the Company, including, among others, reading board minutes and agreeing the terms of certain joint venture agreements and side agreements, if any.

Deloitte & Touche LLP

New York, New York
February 17, 2026

We have served as the Company's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of SL Green Realty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive (loss) income, equity and cash flows of SL Green Realty Corp. (the Company) for the year ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor from 1997 to 2023.

New York, New York

February 23, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of SL Green Realty Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of SL Green Realty Corp. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 17, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

New York, New York
February 17, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of SL Green Operating Partnership, L.P. and the Board of Directors of SL Green Realty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SL Green Operating Partnership, L.P. and subsidiaries (the "Partnership") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes and schedule III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2026, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Investments in Commercial Real Estate Properties and Investments in Unconsolidated Joint Ventures — Refer to Notes 2, 6 and 16 to the financial statements

Critical Audit Matter Description

The Partnership's investments in commercial real estate properties are evaluated for impairment quarterly, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Partnership's evaluation of the recoverability of commercial real estate properties involves the comparison of undiscounted future cash flows expected to be generated by each commercial real estate property over the Partnership's estimated holding period, including the future terminal value, to the respective carrying amount. The Partnership also assesses their investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, the Partnership writes down the investment to its estimated fair value. The Partnership's investments in unconsolidated joint ventures are evaluated for impairment based on each joint venture's actual and projected cash flows. To the extent an impairment has occurred on either a commercial real estate property or investment in unconsolidated joint venture, the impairment loss will be measured as the excess

96

of the carrying amount over the estimated fair value of the underlying asset. The Partnership's recoverability assessment and estimated fair value, requires management to make significant estimates, including appropriate future market rental rates, capitalization rates, and discount rates.

Given the Partnership's estimated future market rental rates, capitalization rates, and discount rates are significant assumptions made by management in their impairment assessments, performing audit procedures to evaluate the reasonableness of management's recoverability assessment and estimated fair value that utilize these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Partnership's estimated future market rental rates, capitalization rates, and discount rates used in the evaluation of impairment, included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability and estimated fair value of both commercial real estate properties and investments in unconsolidated joint ventures, including those over estimated future market rental rates, capitalization rates, and discount rates.

- We inquired with management regarding their determination of estimated future market rental rates, capitalization rates, and discount rates and evaluated the consistency in determining the rates with evidence obtained in other areas of our audit.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the Partnership's estimated future market rental rates, capitalization rates, and discount rates by:
  - Testing the source information underlying the determination of the estimated future market rental rates, capitalization rates, and discount rates used by management by evaluating the reasonableness of these assumptions with independent market data, focusing on key factors, including geographical location, tenant composition, and property type.

  - Using comparable market transaction details to further evaluate management's selected estimated future market rental rates, capitalization rates, and discount rates, as applicable.

  - Developing a range of independent estimates of future market rental rates, capitalization rates, and discount rates and comparing those to the amounts selected by management.

Consolidation of Investments in Joint Ventures — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Partnership assesses the accounting treatment for each joint venture upon formation, as well as any reconsideration event over the life of the investment, to determine whether consolidation is required. This assessment includes a review of each joint venture agreement to determine the rights provided to each party and whether those rights are protective or participating. The Partnership consolidates those joint ventures they control, or which are variable interest entities (each, a "VIE") where the Partnership is considered to be the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The Partnership accounts for their investments in unconsolidated joint ventures under the equity method of accounting in cases where they exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. The evaluation of these investments for consolidation, including determining whether the joint venture is a VIE, and if so, whether the Partnership is the primary beneficiary requires management to make significant judgments due to the complex nature of these investments.

Given the Partnership's determination of consolidation of investments in joint ventures is a significant judgement made by management for certain of these investments, performing audit procedures to evaluate the reasonableness of management's consolidation, including VIE and primary beneficiary assessment, required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Partnership's determination of consolidation of investments in joint ventures included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the initial accounting assessment for consolidation of investments in joint ventures and over management's evaluation of reconsideration events.

- We selected a sample of unconsolidated and consolidated joint ventures and evaluated the appropriateness of the Partnership's accounting conclusions upon formation and reconsideration events by:
  o Reading the joint venture agreements and other related documents and evaluating the structure and terms of the agreement, as well as any reconsideration events which took place during the year, to determine if the joint venture should be classified as a VIE.

  o If an entity is determined to be a VIE, considering whether the Partnership appropriately determined the primary beneficiary by evaluating the contractual arrangements of the entity to determine if the Partnership has the power to direct activities that most significantly impact the VIE's economic performance, and if the Partnership has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could be significant to the VIE.

  o Evaluated whether any reconsideration events occurred during the year that would result in consolidation or deconsolidation of investments in joint ventures, and if so, verified that this occurred properly.

  o Evaluating the evidence obtained in other areas of the audit to determine if there were additional reconsideration events that had not been identified by the Partnership, including, among others, reading board minutes and agreeing the terms of certain joint venture agreements and side agreements, if any.

Deloitte & Touche LLP

New York, New York
February 17, 2026

We have served as the Partnership's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Partners of SL Green Operating Partnership, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive (loss) income, capital and cash flows of SL Green Operating Partnership, L.P. (the Operating Partnership) for the year ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Operating Partnership's operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Operating Partnership's auditor from 2010 to 2023.

New York, New York

February 23, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of SL Green Operating Partnership, L.P. and the Board of Directors of SL Green Realty Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of SL Green Operating Partnership, L.P. and subsidiaries (the "Partnership") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Partnership and our report dated February 17, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

New York, New York
February 17, 2026

CONTROLS AND PROCEDURES

SL GREEN REALTY CORP.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Also, the Company has investments in certain unconsolidated entities. As the Company does not control these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those the Company maintains with respect to its consolidated subsidiaries.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation as of the end of the period covered by this report, the Company's Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

Management's Report on Internal Control over Financial Reporting

The Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on that evaluation, the Company concluded that its internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

SL GREEN OPERATING PARTNERSHIP, L.P.

Evaluation of Disclosure Controls and Procedures

The Operating Partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Operating Partnership's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Operating Partnership to disclose material information otherwise required to be set forth in the Operating Partnership's periodic reports. Also, the Operating Partnership has investments in certain unconsolidated entities. As the Operating Partnership does not control these entities, the Operating Partnership's disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of the end of the period covered by this report, the Operating Partnership carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, of the effectiveness of the design and operation of the Operating Partnership's disclosure controls and procedures. Based upon that evaluation as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner concluded that the Operating Partnership's disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Operating Partnership that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

Management's Report on Internal Control over Financial Reporting

The Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15 (f) and 15d-15 (f). Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, the Operating Partnership conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on that evaluation, the Operating Partnership concluded that its internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Operating Partnership's internal control over financial reporting during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

MARKET FOR REGISTRANTS' COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SL GREEN REALTY CORP.

Our common stock trades on the New York Stock Exchange, or the NYSE, under the symbol "SLG." On February 13, 2026, the reported closing sale price per share of common stock on the NYSE was $40.55 and there were 352 holders of record of our common stock.

SL GREEN OPERATING PARTNERSHIP, L.P.

As of December 31, 2025, there were 4,877,891 units of limited partnership interest of the Operating Partnership outstanding and held by persons other than the Company, which received distributions per unit of the same amount and in the same manner as dividends per share were distributed to common stockholders.

There is no established public trading market for the common units of the Operating Partnership. On February 13, 2026, there were 53 holders of record and 76,663,424 common units outstanding, 71,031,183 of which were held by SL Green.

In order for SL Green to maintain its qualification as a REIT, it must make annual distributions to its stockholders of at least 90% of its taxable income (not including net capital gains). SL Green has adopted a policy of paying regular dividends on its common stock, and the Operating Partnership has adopted a policy of paying regular distributions to its common units in the same amount as dividends paid by SL Green. Cash distributions have been paid on the common stock of SL Green and the common units of the Operating Partnership since the initial public offering of SL Green. Distributions are declared at the discretion of the Board of Directors of SL Green and depend on actual and anticipated cash from operations, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors SL Green's Board of Directors may consider relevant.

Each time SL Green issues shares of stock (other than in exchange for common units of limited partnership interest of the Operating Partnership, or OP Units, when such OP Units are presented for redemption), it contributes the proceeds of such issuance to the Operating Partnership in return for an equivalent number of units of limited partnership interest with rights and preferences analogous to the shares issued.

ISSUER PURCHASES OF EQUITY SECURITIES

The Company has in place a share repurchase program of $3.5 billion under which we can buy shares of our common stock.

As of December 31, 2025, 36,107,719 shares have been repurchased under the program. This amount excludes the redemption of OP units. We did not repurchase any shares under the program during the year ended December 31, 2025.

SALE OF UNREGISTERED SECURITIES AND REGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

During the years ended December 31, 2025 and 2024, we issued 46,823 and 124,801 shares, respectively, of our common stock to holders of units of limited partnership interest in the Operating Partnership upon the redemption of such units pursuant to the partnership agreement of the Operating Partnership. The issuance of such shares was exempt from registration under the Securities Act, pursuant to the exemption contemplated by Section 4(a)(2) thereof for transactions not involving a public offering. The units were exchanged for an equal number of shares of our common stock. During the year ended December 31, 2023, we did not issue any shares of our common stock to holders of units of limited partnership interest in the Operating Partnership upon the redemption of such units pursuant to the partnership agreement of the Operating Partnership.

The following table summarizes information, as of December 31, 2025, relating to our equity compensation plans pursuant to which shares of our common stock or other equity securities may be granted from time to time.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	5,381,847 [2]	$ 61.66 [3]	8,975,749 [4]
Equity compensation plans not approved by security holders	—	—	—
Total	5,381,847	$ 61.66	8,975,749

(1) Includes our Sixth Amended and Restated 2005 Stock Option and Incentive Plan, Amended 1997 Stock Option and Incentive Plan, as amended, and 2008 Employee Stock Purchase Plan.
(2) Includes (i) 740,897 shares of common stock issuable upon the exercise of outstanding options (188,619 of which are vested and exercisable), (ii) 92,873 phantom stock units that may be settled in shares of common stock (92,873 of which are vested), (iii) 3,784,903 LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock (2,109,066 of which are vested).
(3) Because there is no exercise price associated with restricted stock units, phantom stock units or LTIP units, these awards are not included in the weighted-average exercise price calculation.
(4) Balance is after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units. The number of securities remaining available consists of shares remaining available for issuance under our 2008 Employee Stock Purchase Plan and Fifth Amended and Restated 2005 Stock Option and Incentive Plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL GREEN REALTY CORP.

By: _____

Matthew J. DiLiberto
Chief Financial Officer

Dated: February 17, 2026

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of SL Green Realty Corp. hereby severally constitute Marc Holliday and Matthew J. DiLiberto, and each of them singly, our true and lawful attorneys and with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable SL Green Realty Corp. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
Marc Holliday	Chairman of the Board of Directors, Chief Executive Officer and Interim President (Principal Executive Officer)	February 17, 2026
Matthew J. DiLiberto	Chief Financial Officer (Principal Financial and Accounting Officer)	February 17, 2026
Stephen L. Green	Director	February 17, 2026
Andrew W. Mathias	Director	February 17, 2026
John H. Alschuler, Jr.	Director	February 17, 2026
Craig M. Hatkoff	Director	February 17, 2026
Lauren B. Dillard	Director	February 17, 2026
Carol Brown	Director	February 17, 2026
Peggy Lamb	Director	February 17, 2026

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SL GREEN OPERATING PARTNERSHIP, L.P.

By: SL Green Realty Corp.


Dated: February 17, 2026

By: _____

Matthew J. DiLiberto
Chief Financial Officer

_____

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of SL Green Realty Corp., the sole general partner of SL Green Operating Partnership, L.P., hereby severally constitute Marc Holliday and Matthew J. DiLiberto, and each of them singly, our true and lawful attorneys and with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable SL Green Operating Partnership, L.P. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
_____ Marc Holliday	Chairman of the Board of Directors, Chief Executive Officer and Interim President of SL Green, the sole general partner of the Operating Partnership (Principal Executive Officer)	February 17, 2026
_____ Matthew J. DiLiberto	Chief Financial Officer of SL Green, the sole general partner of the Operating Partnership (Principal Financial and Accounting Officer)	February 17, 2026
_____ Stephen L. Green	Director of SL Green, the sole general partner of the Operating Partnership	February 17, 2026
_____ Andrew W. Mathias	Director of SL Green, the sole general partner of the Operating Partnership	February 17, 2026
_____ John H. Alschuler, Jr.	Director of SL Green, the sole general partner of the Operating Partnership	February 17, 2026
_____ Craig M. Hatkoff	Director of SL Green, the sole general partner of the Operating Partnership	February 17, 2026
_____ Lauren B. Dillard	Director of SL Green, the sole general partner of the Operating Partnership	February 17, 2026
_____ Carol Brown	Director of SL Green, the sole general partner of the Operating Partnership	February 17, 2026
_____ Peggy Lamb	Director of SL Green, the sole general partner of the Operating Partnership	February 17, 2026

SOURCES

CAPITAL OF GLOBAL FINANCE

1 JLL Research, Bureau of Economic Analysis

2 Fortune 500 2025

3 https://www.economyinsights.com/p/largest-stock-exchanges-in-the-world

4 https://www.osc.ny.gov/press/releases/2026/03/dinapoli-246900-average-bonus-on-wall-street-up-6-percent-in-2025

5 https://edc.nyc/sites/default/files/2025-12/NYCEDC-2025-State-of-NYC-Economy_12-12-2025.pdf

6 https://tracxn.com/d/unicorns/unicorns-in-united-states/__agFBbaWLXQ9BaxreLlz_EPAASY3VwAK-kFQ6rvJvIco

7 https://startupgenome.com/ecosystems/new-york-city

8 https://edc.nyc/sites/default/files/2026-01/NYCEDC-NYC-Economic-Snapshot-January-2026.pdf

NEW YORK CITY MEANS BUSINESS

9 JLL Research

10 https://boostsuite.com/small-business-statistics/new-york/

11 https://www.nyc.gov/site/internationalbusiness/why-nyc/did-you-know.page

12 JLL Research, 5-year ACS, U.S. Census Bureau

13 https://www.nyc.gov/mayors-office/news/2026/03/mayor-mamdani-launches--80m-nyc-future-fund--expanding-affordabl

14 https://nyc-business.nyc.gov/nycbusiness/business-services/regulatory-assistance/nyc-business-express-service-team-best

15 https://nycfundsfinder.com/

16 https://edc.nyc/program/nyc-ai-nexus

17 https://www.nyc.gov/site/mome/index.page

18 https://choose.nyc/growth-industries#free_text--34061%20and%20https://lifesci.nyc

NEXT GENERATION NEW YORKERS

19 JLL Research - Talent Hubs 2025

20 https://edc.nyc/why-nyc

ONLY IN NEW YORK

21 https://secretnyc.co/new-yorkers-walk-twice-as-much-as-the-average-american-daily/

22 National Geographic https://www.nationalgeographic.com/culture/article/new-york-city-700-languages

23 https://www.nyc.gov/site/internationalbusiness/why-nyc/a-diverse-global-city.page

24 https://www.broadway.org/broadway-theatres

25 https://www.tastingtable.com/1903264/michelin-stars-new-york-city-local/

26 https://www.foodandwine.com/top-united-states-cities-for-food-and-drink-2025-11690662#:~:text=01%20of%2010,all%20within%20a%20few%20blocks

27 https://www.worldsbestcities.com/rankings/americas-best-cities/

28 https://www.tripadvisor.com/TravelersChoice-Destinations-cTop-g191

29 Forbes' 2025 list of Cities With The Most Billionaires

30 World's Wealthiest Cities Report 2025 by Henley & Partners

31 https://www.mta.info/about

CELEBRATING NEW YORK

32 https://www.fifa.com/en/tournaments/mens/worldcup/canadamexicousa2026/articles/fifa-world-cup-2026-hosts-cities-dates-usa-mexico-canada

33 The New York Racing Association

34 https://en.wikipedia.org/wiki/Film_festival#cite_note-33

35 www.NYFW.com

36 https://www.nyctourism.com/museums-galleries/the-hip-hop-museum/

37 https://www.nyrr.org/tcsnycmarathon

38 https://www.usopen.org/en_US/news/articles/2025-08-06/2025_us_open_prize_money_sets_record_for_largest_purse_in_tennis_history.html

39 https://www.macys.com/s/parade/press/

40 https://www.guinnessworldrecords.com/world-records/77273-largest-inflatable-parade

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Marc Holliday
Chairman

Stephen L. Green
Chairman Emeritus

John H. Alschuler
Executive Chairman
Therme Group US

Andrew W. Mathias
Founder, Edge Park Mgmt LLC

Craig M. Hatkoff
Co-founder, Tribeca Film Festival;
Chairman, Turtle Pond Publications LLC

Lauren B. Dillard
Senior Managing Director,
Chief Financial Officer of
Vista Equity Partners

Carol N. Brown
Professor of Real Estate Law,
University of Richmond School of Law

Peggy Lamb
Managing Director of
Halstatt LLC

EXECUTIVE OFFICERS

Marc Holliday
Chief Executive Officer

Harrison Sitomer
President & Chief Investment Officer

Matthew J. DiLiberto
Chief Financial Officer

Andrew S. Levine
Chief Legal Officer,
General Counsel

COUNSEL

Skadden, Arps, Slate,
Meagher & Flom LLP
New York, NY

AUDITORS

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112

REGISTRAR & TRANSFER AGENT

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
866-230-9138
www.computershare.com/investor

STOCK LISTING

NYSE Symbol:
SLG, SLG PrI

INVESTOR RELATIONS

One Vanderbilt Avenue
New York, NY 10017
investor.relations@slgreen.com
www.slgreen.com

ANNUAL MEETING

Tuesday, June 2, 2026
12:00 p.m. ET at
One Vanderbilt Avenue
New York, NY

EXECUTIVE OFFICES

One Vanderbilt Avenue
New York, NY 10017
212-594-2700
www.slgreen.com

FIVE-YEAR TOTAL RETURN TO SHAREHOLDERS



250
200
150
100
50
0
DEC '20
'21
'22
'23
'24
'25
SL GREEN REALTY CORP.
S&P 500
NASDAQ INDEX
DOW JONES INDUSTRIALS INDEX
MSCI U.S. REIT INDEX
SOURCE: Bloomberg

A copy of our Form 10-K as filed with the Securities and Exchange Commission is available on our website and may also be obtained free of charge by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Investor Relations

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SL GREEN REALTY CORP.

One Vanderbilt Avenue
New York, NY 10017

212-594-2700

www.slgreen.com